SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 23, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
 registrant in connection with Rule 12g3-2(b): 82-               )

Enclosure: Materials for the Annual General Meeting of Shareholders.

Rosh Ha’ayin, Israel
March 23, 2010

PARTNER COMMUNICATIONS COMPANY LTD.

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a general meeting of shareholders constituting an Annual General Meeting (the “AGM”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) will be held on  April 28, 2010 at 10:00 a.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof.

It is proposed at the AGM to adopt the following resolutions:

(i)
to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

(ii)
to discuss the auditor’s remuneration for the year ended December 31, 2009, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2009;

(iii)	to discuss the Company’s audited financial statements for the year ended December 31, 2009 and the report of the Board of Directors for such period;

(iv)
to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Ilan Ben Dov, Yaron Bloch, Erez Gissin, Yacov Gelbard, Dr. Shlomo Nass and Yahel Shachar, to approve the compensation terms of several directors and to approve the insurance and indemnification of the directors up for re-election at the AGM and of Ms. Osnat Ronen;

(v)
to approve and ratify the grant of Indemnification Letters to the directors up for re-election (other than Mr. Erez Gissin, the existing indemnification thereof continues in full force and effect) and to Ms. Osnat Ronen;

(vi)	to approve and ratify a perennial agreement for the purchase of handsets, accessories, spare parts and repair services from Scailex Corporation Ltd., the controlling party of the Company.

The vote of the holders of a majority of the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) participating at the AGM and voting on the matter is required for the approval of items no. 1-4 on the agenda.

The vote of the holders of a majority of the Ordinary Shares participating at the AGM and voting on the matter will be required for the approval of items no. 5-6 on the agenda; provided that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least one-third of the votes of shareholders not having a Personal Interest (as defined in the Israeli Companies Law (1999), as amended (the “Israeli Companies Law”)) in the resolution, which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 1% of the total voting rights in the Company.

Only shareholders of record at the close of business on March 29, 2010 (the “Record Date”) will be entitled to participate in and vote at the AGM, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the AGM in person.

Shareholders who will not attend the AGM in person are requested to complete, date and sign the form of Deed of Vote (either the English or Hebrew version) distributed herewith and to return it promptly (and in any event at least seventy two hours prior to the time of the AGM) to the Company at its address above. The Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005 state that shareholders who will not attend the AGM in person may vote with respect to items no. 4-6 on the agenda by completing the second part of a Hebrew form of Deed of Vote (ktav hatzba'a). For the shareholders' convenience, items no. 1-3 on the agenda are also included in the Deed of Vote (although said items are not subject to the provisions of  such regulations), and an English convenience of the Deed of Vote is included. Under such regulations, the shareholders may also submit a position notice (hodaat emda) to the Company’s office (envelope marked clearly as “position notice”, to the Company’s Vice President, Chief  Legal Counsel and Company Secretary, at the address stated above) in respect of items no. 4-6 on the agenda, no later than ten days following the Record Date (April 8, 2010). The deadline for submission of the Board of Directors’ response to such position notices is April 16, 2010. A Hebrew form of Deed of Vote and position notices (if any) are available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il; and a convenience translation of the documents into English is available on Form 6-K at the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml.

The Articles of Association of the Company also allow shareholders registered in the Company’s Shareholders Register to appoint a proxy to vote in their stead (whether personally or by means of a Deed of Vote) at the AGM, by means of a Deed of Authorization in the form attached to this Proxy Statement, so long as the Deed of Authorization is delivered to the Company at least two Business Days (as defined in the Company's Articles of Association) prior to the date of the AGM. Shareholders may revoke their Deeds of Authorization by written notice received at the offices of the Company prior to the commencement of the AGM, and vote their shares in person.

Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the AGM, or who have delivered to us a Deed of Vote, will constitute a lawful quorum at the AGM. Should no lawful quorum be present one half hour following the time set for the AGM, the AGM shall be adjourned for Wednesday, May 5, 2010, at the same time and place.

A shareholder is entitled to contact the Company directly and receive the text of the Deed of Vote (ktav hatzba'a) and the Position Notices (hodaot emda).

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “Exchange”), is required to prove his share ownership to vote at the AGM. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that Exchange member and is entitled to receive the ownership certificate in the branch of the Exchange member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

A shareholder, whose shares are registered with an Exchange member, is entitled to receive from the Exchange member who holds the share on the shareholder’s behalf, by e-mail, for no charge, a link to the text of Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified that the shareholder is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 a.m. to 5 p.m. (Israel time), following coordination at telephone number +972-54-7814191.

By Order of the Board of Directors ROLY KLINGER, ADV. Vice President, Chief Legal Counsel and Company Secretary

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 48103, Israel

     PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company”, “Partner” or “we”) in connection with the solicitation by the Board of Directors of proxies for use at a general meeting of shareholders constituting an Annual General Meeting (the “AGM”), to be held on April 28, 2010 commencing at 10:00 a.m. (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournment thereof.

It is proposed at the AGM to adopt the following resolutions:

(i)
to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

(ii)
to discuss the auditor’s remuneration for the year ended December 31, 2009, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2009;

(iii)	to discuss the Company’s audited financial statements for the year ended December 31, 2009 and the report of the Board of Directors for such period;

(iv)
to re-elect the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Ilan Ben Dov, Yaron Bloch, Erez Gissin, Yacov Gelbard, Dr. Shlomo Nass and Yahel Shachar, to approve the compensation terms of several directors and to approve the insurance and indemnification of the directors up for re-election at the AGM and of Ms. Osnat Ronen;

(v)
to approve and ratify the grant of Indemnification Letters to the directors up for re-election (other than Mr. Erez Gissin, the existing indemnification thereof continues in full force and effect) and to Ms. Osnat Ronen;

(vi)	to approve and ratify a perennial agreement for the purchase of handsets, accessories, spare parts and repair services from Scailex Corporation Ltd. (“Scailex”), the controlling party of the Company.

A form of a Deed of Vote (English and Hebrew versions) for use at the AGM (either the English or Hebrew version) is distributed herewith. With respect to Items no. 4-6 on the agenda, the Deed of Vote shall also be deemed as a Deed of Vote (Ktav Hatzba'a) under the Israeli Companies Law (1999), as amended (the "Israeli Companies Law") and Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005. Shareholders may withdraw their Deed of Vote by contacting the Company at its address above and duly proving their identity, at least 24 hours prior to the AGM and vote their shares in person. Ordinary Shares represented by any Deed of Vote in the English or Hebrew version distributed herewith, if properly executed and delivered to the Company at the address above at least seventy two hours prior to the time of the AGM, will be voted as indicated on the form.

In parallel to distribution of this Notice and Proxy Statement, a Hebrew version of a Deed of Vote (ktav hatzba'a) per Israeli requirements and an English version of a Deed of Vote will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company’s Secretary), the vote shall be disqualified.

Proxies for use at the AGM are being solicited by the Board of Directors of the Company. Only shareholders of record at the end of the day on March 29, 2010, will be entitled to receive notice of, and to vote at the AGM. Proxies are being mailed to non-registered shareholders on or about March 23, 2010 and will be solicited primarily by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. Partner will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On March 17, 2010, the Company had outstanding 154,859,337 Ordinary Shares, excluding 4,467,990 treasury shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the AGM.

Registered joint holders of shares should take note that, pursuant to the Articles of Association of the Company, only the first named joint holder of any share shall vote, either in person, by proxy or by Deed of Vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholders Register.

Holders of American Depositary Shares are not registered in the Company’s Shareholders Register but may instruct the Depositary, Bank of New York, as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their American Depositary Shares, in the manner and to the extent provided in the Depositary Agreement governing the American Depositary Shares.

ITEMS 1 AND 2 – RE-APPOINTMENT OF

AUDITOR AND DISCUSSION OF ITS REMUNERATION

Under the Israeli Companies Law and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s auditor, and the Board of Directors is authorized to determine the auditor’s remuneration. Under the Company’s Articles of Association, the Board of Directors is required to report the auditor’s remuneration to the shareholders and the shareholders are required to discuss that report. In addition, the approval by the Audit Committee of the auditor’s re-appointment and remuneration is required under the Nasdaq Corporate Governance Rules.

The Audit Committee has approved, and the Board of Directors has recommended, that Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group (“Kesselman & Kesselman”), be re-appointed as auditor of the Company for the period ending at the close of the next annual general meeting.

The Audit Committee and the Board of Directors have determined that the remuneration of Kesselman & Kesselman, the Company’s auditor, for the year ended December 31, 2009, and its affiliates will be NIS 2,903,500 thousand for audit fees (including SOX audit), NIS 766,500 thousand for audit-related fees, and NIS 330,000 thousand for tax fees. Partner has agreed to indemnify Kesselman & Kesselman, and their personnel from any and all third party claims, liabilities, costs and expenses, including reasonable attorney’s fees, arising from or relating to services rendered under the Tax Services engagement letter for the year 2009, except to the extent finally determined to have resulted from the gross negligence, willful misconduct or fraudulent behavior of Kesselman & Kesselman relating to such services.

It is proposed that at the AGM the following resolutions be adopted:

(i)	“RESOLVED, that the Company’s auditor, Kesselman & Kesselman, is hereby re-appointed as the auditor of the Company for the period ending at the close of the next annual general meeting; and

(ii)
RESOLVED, that the remuneration of the auditor and its affiliates for the year 2009 as determined by the Audit Committee and by the Board of Directors and that the report by the Board of Directors of the remuneration of the auditor and its affiliates for the same period are hereby noted.”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of these resolutions.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 3 – DISCUSSION OF THE COMPANY’S AUDITED FINANCIAL
STATEMENTS

The Audit Committee has approved (pursuant to the Nasdaq Corporate Governance Rules) and the Board of Directors has approved (pursuant to the Israeli Companies Law) the audited financial statements of the Company for the year ended December 31, 2009, attached hereto as Annex “A”.  Under the Israeli Companies Law and the Company’s Articles of Association, shareholders’ discussion is required for both the financial statements and the related report of the Board of Directors, which is attached hereto as Annex “B”. A representative of the Company’s auditor, Kesselman & Kesselman, is expected to be present at the AGM, and will be available to respond to appropriate questions from shareholders.

It is proposed that at the AGM the following resolution be adopted:

“RESOLVED, that the audited financial statements of the Company for the year ended December 31, 2009 and the report of the Board of Directors for such period are hereby noted.”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 4 – RE-ELECTION OF THE COMPANY’S DIRECTORS, APPROVAL
OF COMPENSATION AND RELATED MATTERS

Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the annual general meeting unless otherwise provided in the Company’s Articles of Association. The elected directors shall commence their terms at the close of the AGM and serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association or unless otherwise provided in the Company’s Articles of Association.

In accordance with Section 22A3 of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended from time to time (the “License”), and with Article 23.2.6 of the Company’s Articles of Association, notwithstanding any other provision of the Articles of Association, a Qualified Israeli Director (as defined in the Articles of Association) shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by Founding Israeli Shareholders holding Minimum Israeli Holding Shares (as both terms are defined in the Articles of Association) (the "Founding Israeli Shareholders"). The Founding Israeli Shareholders have appointed Ms. Osnat Ronen as a Qualified Israeli Director on or prior to December 7, 2009. Ms. Osnat Ronen serves as a General Partner of Viola Private Equity since January 2008. From 2001 until 2007, Ms. Ronen was the Deputy Chief Executive Officer of Leumi & Co. Investment House, the private equity investment arm and investment banking services arm of the Leumi Group.  Between 2004 and 2007, Ms. Ronen was the Deployment Strategy & Execution Manager of the Bachar reform implementation of the Leumi Group. Prior to these positions, she was Deputy Head of the Subsidiaries Division of The Leumi Group from 1999 until 2001. Ms. Ronen was also a member of several Boards of Directors  on behalf of Leumi group including: Paz group, Direct Insurance Ltd., Leumi Card, Fox – Wizel Ltd., Arab Israeli Bank, Leumi Mortgage Bank and more. Currently, Ms. Ronen serves as a Director of D-Pharm Ltd., Amiad Filtration Systems Ltd., Aeronautics Ltd., AudioCodes Ltd. and Keshet Broadcasting Ltd.  Ms. Ronen holds an M.B.A. degree and a BSc. degree in mathematics and computer science from the Tel-Aviv University. To the best knowledge of the Company and the Company's Directors, Ms. Ronen is not a "Family Member" of another "Interested Party" (as both terms are defined in the Israeli Securities Act of 1968) in the Company. No further notice of appointment or removal of a Qualified Israeli Director was received by the Company from the Founding Israeli Shareholders. Ms. Ronen's re-appointment is not brought to the shareholders approval at the AGM and she shall continue to be a Qualified Israeli Director, until a contrary notice is duly received by the Company from the Founding Israeli Shareholders pursuant to the Company’s Articles of Association (unless her office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association).

Under the Company's Articles of Association, the Board of the Directors has the right to elect any person as a director and to fill an office which became vacant. Any director elected in such manner shall serve in office until the coming annual meeting and may be re-elected. Accordingly, the Board of Directors has elected on October 28, 2009, Messrs. Ilan Ben Dov, Yaron Bloch, Yacov Gelbard and Yahel Shachar as directors of the Company, and has elected on November 1, 2009, Dr. Shlomo Nass as a director of the Company.

All the directors listed below will terminate their office as directors of the Company as of the end of the AGM. It is proposed that these directors be re-elected until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association. No change is made hereby to the service of Ms. Ronen as a Qualified Israeli Director and to the service of Dr. Michael Anghel and Mr. Barry Ben-Zeev (Woolfson) as external directors (Dahatz) of the Company. No change is made hereby to the respective existing terms of the indemnification and of the insurance policies of Dr. Anghel and Mr. Ben-Zeev (Woolfson), which terms will continue in full force and effect, as previously approved.

           The Board of Directors has determined that the board should include at least three directors who are “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Dr. Michael Anghel, Mr. Barry Ben-Zeev (Woolfson), Mr. Erez Gissin, Dr. Shlomo Nass, Mr. Ilan Ben Dov, Mr. Yahel Shachar, Mr. Yacov Gelbard, Mr. Yaron Bloch and Ms. Osnat Ronen were determined by the Board of Directors to be “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Ben-Zeev (Woolfson), Dr. Nass, Mr. Gissin, Ms. Ronen and Dr. Anghel also qualify as independent directors according to U.S. law.

The Audit Committee and Board of Directors have noted the respective personal interests of the directors to be re-elected and of Ms. Ronen. The Audit Committee and Board of Directors have further resolved and recommended to the shareholders at the AGM, (x) to approve and ratify a compensation for Mr. Gelbard, Dr. Nass and Ms. Ronen commencing retroactively from their initial respective dates of appointment  as directors of the Company, (y) to approve a compensation for Mr. Gissin commencing from the close of the AGM, for their respective services to the Company as directors, equal to: (i) an annual fee of NIS 180,000 (one hundred and eighty thousand NIS); and (ii) an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (whether participating in person, by means of communication, or in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand) previously approved by the shareholders, (the “Compensation”), and (z) to approve and ratify the reimbursement of reasonable expenses incurred or to be incurred in connection with the performance of position of the directors up for re-election and Ms. Ronen.

The Audit Committee and Board of Directors have approved, and recommended to the shareholders at the AGM, to approve that (i) all directors up for re-election and Ms. Ronen will continue to benefit from the Company's D&O insurance policy (which terms continue in full force and effect); and (ii) in the event that resolution 5 is approved, said resolution will apply to all the directors up for re-election (other than Mr. Gissin, the existing indemnification thereof continues in full force and effect) and to Ms. Ronen.

Proxies (other than those directing the proxy holders not to vote for all of the listed nominees) will be voted for the election of all of the nominees, to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association.  In the event any one or more of such nominees shall be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the proxy holder in accordance with his or her best judgment. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Name	Position
Ilan Ben Dov	Director and Chairman of the Board of Directors
Yaron Bloch	Director
Erez Gissin	Director
Yacov Gelbard	Director
Dr. Shlomo Nass	Director
Yahel Shachar	Director

        Ilan Ben Dov serves as Chairman of the Board of Directors of Partner. Mr. Ben Dov has been a director of Partner since October 28, 2009, and is currently a member of the Executive Committee and the Compensation Committee. Mr. Ben Dov serves as Chairman of the Board of Directors of Suny Electronics Ltd. and previously had served as Joint Chief Executive Officer for approximately fifteen years (until May 2009). Mr. Ben Dov serves as Chairman of the Board of Directors of Scailex Corporation Ltd. Mr. Ben Dov also serves as Chairman of the Board of Directors of Tau Tsuot Ltd. He also currently serves as a director of Tapuz Anashim Ltd., Derech HaLotus Ltd., Refuat Halotus Ltd., Tao Tsuot Real Estate Ltd., Ben Dov Investments Ltd., I. Ben Dov Investments Ltd., Harmony (Ben Dov) Ltd., as well as subsidiaries of Suny Electronics Ltd. To the best knowledge of the Company and the Company's Directors, Mr. Ben Dov is not a "Family Member" of another "Interested Party" (as both terms are defined in the Israeli Securities Act of 1968) in the Company.

Yaron Bloch has been a director of Partner since October 28, 2009, and is currently a member of the Executive Committee. Mr. Bloch serves as the Deputy Chief Executive Officer and Chief Investment Officer of Leumi Partners Ltd., a fully owned subsidiary of Bank Leumi. Prior to joining Leumi Partners, Mr. Bloch filled various positions at UBS Securities Israel between 2000 and 2008, including Chief Executive Officer between 2006 and 2008. Prior to joining UBS, Mr. Bloch held several positions in the Israeli capital market, including head of brokerage and Trading at Clal Finance and senior portfolio manager at the First International Bank of Israel. Mr. Bloch holds a bachelor degree in Economics and an M.B.A in finance from the Tel-Aviv University.  To the best knowledge of the Company and the Company's Directors, Mr. Bloch is not a "Family Member" of another "Interested Party" (as both terms are defined in the Israeli Securities Act of 1968) in the Company.

Erez Gissin has been a director of Partner since August 1998, and is currently a member of the Audit Committee. Since April 2005, Mr. Gissin has been a private investor through his management and investment company. For the prior five years, Mr. Gissin has been the CEO of IP Planet Network Ltd., an Israeli telecommunication company providing satellite broadband services. Previously, he was the Vice President of Business Development of the Eurocom Group, an Israeli leader in telecom and internet products and services. Mr. Gissin holds a Bachelor of Science in Industrial Engineering from Tel-Aviv University and an MBA degree from Stanford University, California. To the best knowledge of the Company and the Company's Directors, Mr. Gissin is not a "Family Member" of another "Interested Party" (as both terms are defined in the Israeli Securities Act of 1968) in the Company.

Yacov Gelbard has been a director of Partner since October 28, 2009, and is currently a member of the Executive Committee. Mr. Gelbard serves as Active Chairman of the Board of Directors of Tefron Ltd. Mr. Gelbard had served as Chief Executive Officer of Bezeq The Israel Telecommunication Corp. Ltd. for approximately two years and as Chief Executive Officer of Pelephone Communications Ltd. for approximately five years. Previously, he had served as Chief Executive Officer of Haribua Hachachol for seven years. Mr. Gelbard holds a bachelor's degree in accounting and economics from the Tel-Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Gelbard is not a "Family Member" of another "Interested Party" (as both terms are defined in the Israeli Securities Act of 1968) in the Company.

Dr. Shlomo Nass has been a director of Partner since November 1, 2009, and is currently a member of the Audit Committee and the Executive Committee. Dr. Nass is a senior partner at Dr. Shlomo Nass and Co. Ltd., and a court appointed Trustee and special manager of many companies. Dr. Nass also serves as a director on the Board of Directors of the following companies: Tao T'suot, Formula Systems (1985), NMC United Entertainment, Aviv Arlon Ltd, Click Software Technologies and others. Dr. Nass is also Vice Chairman of The Public Advisory Committee on Trade Levies, and served in the past as Chairman of the Board of Directors of The Israel Electric Corp. and Chairman of the Board of Directors of Ayalon Insurance Co. and a director in IBC-Industrial Buildings Corporation Ltd. (Mivnei Ta'asiya). Dr. Nass holds a B.Sc. degree in economics and accounting, an LL.B. degree and a Ph.D degree in law, all from Bar- Ilan University. Dr. Nass is also a Certified Public Accountant in Israel, a Member of the Israel Bar and a Certified Information System Auditor by C.I.S.A. (USA). Dr. Nass is a lecturer of Companies Law at Bar-Ilan University, IDC-Interdisciplinary Center Herziliya and at Sha'arei Mishpat college. To the best knowledge of the Company and the Company's Directors, Dr. Nass is not a "Family Member" of another "Interested Party" (as both terms are defined in the Israeli Securities Act of 1968) in the Company.

Yahel Shachar has been a director of Partner since October 28, 2009, and is currently a member of the Executive Committee and the Compensation Committee. Mr. Shachar serves as Chief Executive Officer of Scailex for the last four years. Mr. Shachar joined Scailex in December 2001 as Chief Financial Officer. Previously, Mr. Shachar served as Chief Operating Officer at BVR Technologies Ltd. for three years. Mr. Shachar holds an LL.M. degree from Georgetown University in Washington, D.C., and an LL.B. degree from the Tel-Aviv University and he is a member of the Israeli and New York bar associations. To the best knowledge of the Company and the Company's Directors, Mr. Shachar is not a "Family Member" of another "Interested Party" (as both terms are defined in the Israeli Securities Act of 1968) in the Company.

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED, that Messrs. Ilan Ben Dov, Yaron Bloch, Erez Gissin, Yacov Gelbard, Dr. Shlomo Nass and Yahel Shachar are re-elected to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association;

(ii)
RESOLVED, that (A) the Compensation of Mr. Gelbard, Dr. Nass and Ms. Ronen commencing retroactively from their respective initial dates of appointment as directors of the Company is approved and ratified, (B) the Compensation of  Mr. Gissin commencing from the close of the AGM is approved, and (C) the reimbursement of expenses  of each of  the directors up for re-election and Ms. Ronen is approved and ratified;

(iii)
RESOLVED, that (A) all directors up for re-election and Ms. Ronen will continue to benefit from the Company's D&O insurance policy (which terms continue in full force and effect), and (B) in the event that resolution 5 is approved, said resolution will apply to all the directors up for re-election (other than Mr. Gissin, the existing indemnification thereof continues in full force and effect) and to Ms. Ronen; and

(iv)	RESOLVED, that these resolutions are in the best interest of the Company.”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 5 - APPROVAL AND RATIFICATION OF THE GRANT OF
 INDEMNIFICATION LETTERS TO DIRECTORS OF THE COMPANY

The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the required approvals, to indemnify in advance directors and other Office Holders (as such term is defined in the Israeli Companies Law) of the Company for liabilities or expenses he or she incurs, or that is imposed on him or her, as a result of action or inaction by such person (or together with other directors or officers of the Company) in his or her capacity as a director or officer of the Company for:

(i)
financial liability incurred or imposed in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by a court; provided, that such acts pertain to one or more of the events set forth in the indemnification letter, which, in the opinion of the Board of Directors of the Company, are anticipated in light of the Company’s activities at the grant of indemnification  and is limited to the sum or measurement of indemnification determined by the Board of Directors to be reasonable under the circumstances and set forth in the indemnification letter;

(ii)
reasonable litigation expenses, including legal fees, incurred or ordered by a court in the context of proceedings filed by or on behalf of the Company or by a third party, or in a criminal proceeding in which the director or officer is acquitted or if convicted, for an offense which does not require criminal intent; and

(iii)
reasonable litigation expenses, including legal fees incurred due to an investigation or proceeding conducted by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against the director or officer and either: (i) no financial liability was imposed on the director or officer in lieu of criminal proceedings; or (ii) financial liability was imposed on the director or officer in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, within the meaning of the relevant terms in the law.

The Israeli Companies Law provides that a company may not indemnify a director or officer for his or her liability for: (a) a breach of duty of loyalty towards the company, unless the director or officer acted in good faith and had reasonable grounds to assume that the action would not harm the company; (b) a breach of duty of care done intentionally or recklessly ("pzizut") except for negligence; (c) an intentional act intended to unlawfully yield a personal profit; and (d) a criminal fine or a penalty imposed upon the director or officer.

On October 22, 2009 the shareholders of the Company approved the grant of an indemnification letter, substantially in the form attached hereto as Annex “C” (the “Indemnification Letter”) to each of the Company's then current and future directors of the Company. For the sake of good order, the Company wishes to issue to all the directors up for re-election (other than Mr. Gissin) and to Ms. Ronen, serving the Company, or serving as directors or officers on behalf of the Company in other companies (each an “Indemnified Person”) an Indemnification Letter substantially in the form attached hereto as Annex “C”. No change is made to the provisions of the existing respective Indemnification Letters of Dr. Anghel, Mr. Ben-Zeev (Woolfson) and Mr. Gissin, which continue in full force and effect. The aggregate indemnification amount payable by the Company to all the directors, officers and other indemnified persons pursuant to all letters of indemnification issued or that may be issued to them by the Company in the future will not exceed the higher of (i) 25% of shareholders equity and (ii) 25% of market capitalization, each as measured at the time of indemnification.

The Audit Committee and the Board of Directors of the Company have approved the grant of the Indemnification Letters to the Indemnified Persons and resolved that such resolution is in the best interest of the Company.

The Directors have noted that all the directors up for re-election (other than Mr. Gissin) and Ms. Ronen have a "Personal Interest" (as such term is defined in the Israeli Companies Law) in this matter.

It is proposed, in accordance with the Israeli Companies Law and the Company’s Articles of Association, that at the AGM the following resolutions be adopted:

(i)
“RESOLVED, to approve and ratify the Company’s undertaking to indemnify each Indemnified Person and to provide each such Indemnified Person with an Indemnification Letter, substantially in the form attached hereto as Annex “C”; and

(ii)	RESOLVED, that the resolution is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating at the AGM and voting on the matter will be required for the approval of item no. 5 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least one-third of the votes of shareholders not having a "Personal Interest" (as defined in the Israeli Companies Law) in that matter, which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 1% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least two Business Days (as defined in the Company's Articles of Association) prior to the date of the AGM, whether the shareholder has a Personal Interest (as defined in the Israeli Companies Law) in the resolution or not, as a condition for that shareholder's right to vote and be counted with respect to such resolution. A shareholder voting, by means of a Deed of Vote, may include said notice regarding Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two hours prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 6 – APPROVAL AND RATIFICATION OF A PERENNIAL
AGREEMENT FOR THE PURCHASE OF HANDSETS, ACCESSORIES,
 SPARE PARTS AND REPAIR SERVICES FROM SCAILEX CORPORATION
 LTD., THE CONTROLLING PARTY OF THE COMPANY

The Audit Committee and the Board of Directors have approved and ratified on December 27, 2009, the existing perennial agreement with Scailex, the "Controlling Party" (as such term is stated in the Israeli Companies Law) of the Company, to purchase, from time to time, cellular handsets, accessories and spare parts manufactured by Samsung (the “Products”) that are imported to and marketed in Israel by Scailex and for repair services of such Products (the “Existing Agreement”) and approved additional commercial arrangements between Scailex and the Company regarding  annual purchase volumes of the Products and annual gross profit-margin of Scailex from transactions with the Company (the Existing Agreement and such additional commercial arrangements, collectively, the “Samsung Products Agreement”).

The main terms of the Samsung Products Agreement are detailed below:

1.
The Samsung Products Agreement consists of two agreements, dated February 29, 2002 and November 17, 2005 (defined above, collectively, as the Existing Agreement) and from an agreement dated January 13, 2010, which incorporates the two agreements constituting the Existing Agreement together with additional commercial arrangements regarding the annual purchase volumes of the Products and annual gross profit-margin of Scailex from transactions with the Company, as further described below.

2.
The term of the Samsung Products Agreement shall be for the period of three years, commencing on October 28, 2009, the date Scailex acquired control of the Company. Any extension of said term is subject to receipt of all the approvals needed by law by the relevant Company's organs.

3.	The Products' prices in each order shall be determined by negotiation between the parties.

4.
The payment terms for the Products and the repair services purchased by the Company are: Current + 62, in accordance with the Company's existing payment terms, unless otherwise agreed in relation to special campaigns.

5.
The aggregate and cumulative annual gross profit margin of Scailex from transactions with the Company regarding each group of products between the parties, namely cellular handsets, accessories or spare parts (the “Partner Gross Profit Margin”) shall not exceed Scailex' average gross profit margin from the same group of products with entities in which Scailex is not an interested party, during the same calendar year in which the transactions were carried out (“Average Gross Profit Margin”).

If the Partner Gross Profit Margin from any group of products exceeds the Average Gross Profit Margin from the same group of products, Scailex shall credit the Company in such sum which will equal Partner Gross Profit Margin and the Average Gross Profit Margin from transactions of the same group of products, except if the deviation between the relevant Partner Gross Profit Margin and the Average Gross Profit Margin is less than 10% of the Average Gross Profit Margin; then, the Company shall not be entitled to any such credit from Scailex.

6.
Scailex shall deliver to the Company, for each calendar year, within 30 days following the end of such calendar year, a confirmation letter from Scailex' auditor confirming that the difference between Partner Gross Profit Margin, related to the transactions of each group of products and the Average Gross Profit Margin related to the same group of products, respectively, is not higher than 10% of the Average Gross Profit Margin related to the same group of products.  If  said difference will be higher than 10% of the Average Gross Profit Margin,  Scailex' auditor will so confirm and will specify the Partner Gross Profit Margin and the Average Gross Profit Margin related to the transactions of the relevant group of products. In such case, Partner will be credited the difference amount.

7.
The total volume of the transactions between Scailex and the Company shall not exceed NIS 250 million annually. However, in accordance with the Samsung Products Agreement, Scailex and the Company may increase the scope of annual purchases by an additional amount of up to NIS 50 million, subject to the approval of the Audit Committee and Board of Directors of each of the companies.

8.
Scailex shall cooperate with the Company and finance part of the joint marketing activities and promotion campaigns, in a sum which will be equal to an agreed percentage of the volume of the Company's purchases of the Products.

9.	The Company shall have the right to return to Scailex only defective Products.

10.	The Samsung Products Agreement shall become effective upon approval of the AGM.

For the sake of caution and due to the anticipated scope of the Samsung Products Agreement, the Company regards the transaction as an "Extraordinary Transaction" in which a "Controlling Party" has a "Personal Interest" (within the meaning of both terms, under the Israeli Companies Law).

The Audit Committee and the Board of Directors of the Company have noted the personal interest in the Samsung Products Agreement of Mr. Ben Dov (the controlling person in Suny Electronics Ltd., which is the controlling party in Scailex, and who is the Chairman of the Company's Board of Directors) and, for the sake of caution, of Mr. Shachar (a Director in the Company and the CEO of Scailex) and Mr. Gelbard (a Director in the Company and an advisor to Scailex). Accordingly, Messrs. Ben Dov, Shachar and Gelbard (none of whom being a member of the Audit Committee), did neither participated nor voted in the Board of Directors' meeting which approved the Samsung Products Agreement.

The Audit Committee and the Board of Directors approved the entry by the Company into the Samsung Products Agreement in accordance with the following conditions (collectively, the “Conditions”):

1.
The persons in charge of handsets procurement in the Company shall examine the prices of the Products offered to the Company by Scailex (including, without limitation, in Internet sales, by comparison to other suppliers of the Products and the prices in other markets in the world) and then evaluate their market prices, which will constitute the basis of negotiating their prices with Scailex.

2.
The Company shall report in each calendar quarter to the Audit Committee and to the Board of Directors, the volume of purchases made from Scailex in the previous quarter and the terms of such transactions; including information collected and examined to evaluate the market prices of Products purchased from Scailex.

The Audit Committee and the Board of Directors have resolved that under the circumstances and upon the conditions above, the transaction with Scailex is a transaction between a public company and its controlling party which is on market terms and in the ordinary course of business of the Company and that the transaction is in the best interest of the Company.

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED, that the Samsung Products Agreement dated January 13, 2010, with Scailex, is hereby approved and ratified. Accordingly, the Company may, from time to time, with effect from October 28, 2009 and for a period of three years, purchase Products and/or repair services from Scailex, on the terms and conditions set out in the Samsung Products Agreement and up to an aggregate annual amount equal to NIS 250 million. However, Scailex and the Company may increase the scope of annual purchases by an additional amount of up to NIS 50 million, subject to the approval of the Audit Committee and Board of Directors of each of the companies. The persons in charge of handsets procurement in the Company shall examine the prices of the Products offered to the Company by Scailex (including, without limitation, in Internet sales, by comparison to other suppliers of the Products and the prices in other markets in the world) and then evaluate their market prices, which will constitute the basis of negotiating the prices with Scailex. The Company shall report in each calendar quarter to the Audit Committee and to the Board of Directors, the volume of purchases made from Scailex in the previous quarter and the terms of such transactions; including information collected and examined to evaluate the market prices of Products purchased from Scailex; and

(ii)	RESOLVED, that the transaction is on market terms and in the ordinary course of business of the Company and that the transaction is in the best interest of the Company.”

The vote of the holders of a majority of the Ordinary Shares participating at the AGM and voting on the matter will be required for the approval of item no. 6 on the agenda; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least one-third of the votes of shareholders not having a Personal Interest (as defined in the Israeli Companies Law) in that matter, which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 1% of the total voting rights in the Company.

A shareholder shall notify the Company at the address above at least two Business Days (as defined in the Company's Articles of Association) prior to the date of the AGM, whether the shareholder has a "Personal Interest" (as defined in the Israeli Companies Law) in the resolution or not, as a condition for that shareholder's right to vote and be counted with respect to such resolution. A shareholder voting, by means of a Deed of Vote, may include said notice regarding Personal Interest on the Deed of Vote (to be submitted to the Company at least seventy two hours prior to the time of the AGM).

The Board of Directors recommends a vote FOR approval of this proposed resolution.

RESTRICTIONS ON VOTING RIGHTS

Partner conducts its operations pursuant to licenses granted to Partner by the Minister of Communications of the State of Israel. Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, Partner’s License contain provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in the License. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications of Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders.

Any shareholder seeking to vote at the AGM must notify the Company prior to the vote, or, if the vote is by Deed of Vote, must so indicate on the Deed of Vote, if any of the shareholder’s holdings in Partner or the shareholder’s vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in Sections 21 and 23 of Partner’s License (a translation of Sections 21-24 of the License is attached hereto as Annex “D"). If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his or her vote shall not be counted.

By Order of the Board of Directors ROLY KLINGER, ADV. Vice President, Chief Legal Counsel and Company Secretary

Dated: March 23, 2010

Annex "A"

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2009 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
2009 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in millions.

Report of Independent Registered Public Accounting Firm

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have completed integrated audits of Partner Communications Company Ltd.’s ("the Company” or “Partner”) consolidated financial statements and of its internal control over financial reporting as of December 31, 2009, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our integrated audits, are presented below.

Consolidated financial statements

We have audited the consolidated statement of financial position of Partner as of December 31, 2009 and 2008 and January 1, 2008, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our integrated audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Partner as of December 31, 2009 and 2008, and January 1, 2008, and the results of its operations, changes in equity and its cash flows for each of the two years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Internal control over financial reporting

Also, in our opinion, the Company maintained, in all material respects, effective internal control over its financial reporting as of December 31, 2009, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company’s Board of Directors and management are responsible for maintaining effective internal control over financial reporting and management is responsible for the assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also includes performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Tel-Aviv, Israel	Kesselman & Kesselman
March 16, 2010	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli shekels			Convenience translation into U.S. dollars (note 2a)
		January 1,	December 31,
		2008	2008	2009	2009
	Note	In millions
CURRENT ASSETS
Cash and cash equivalents		148	184	329	87
Trade receivables	7	1,121	1,103	1,275	338
Other receivables		50	33	31	8
Inventories	8	133	125	158	42
Derivative financial instruments	6	27	27	14	4
		1,479	1,472	1,807	479

NON CURRENT ASSETS
Trade Receivables	7	446	417	474	126
Property and equipment, net	9	1,690	1,935	2,064	546
Licenses and other intangible assets, net	10	1,381	1,260	1,260	334
Deferred income taxes	22	85	81	14	4
Derivative financial instruments	6			4	1
		3,602	3,693	3,816	1,011

TOTAL ASSETS		5,081	5,165	5,623	1,490

The financial statements were authorized for issue by the board of directors on March 16, 2010 and were signed on its behalf.

David Avner	Emanuel Avner	Barry Ben-Zeev (Woolfson)
Chief Executive Officer	Chief Financial Officer	Director

		New Israeli shekels			Convenience translation into U.S. dollars (note 2a)
		January 1,	December 31,
		2008	2008	2009	2009
	Note	In millions
CURRENT LIABILITIES
Current maturities of notes payable and other liabilities and current borrowings	13, 14, 15	28	568	752	199
Trade payables		750	819	777	206
Parent group - trade	23	3	4	34	9
Other payables	11	256	246	238	63
Deferred revenue		53	48	56	15
Provisions	12			34	9
Derivative financial instruments	6	19	7	4	1
Current income tax liability		48	42	20	5
		1,157	1,734	1,915	507

NON CURRENT LIABILITIES
Notes payable	14	2,056	1,613	1,379	365
Non-current bank borrowings	13			300	80
Liability for employee rights upon retirement, net	16	31	53	38	10
Dismantling and restoring sites obligation	12	19	23	23	6
Other non current liabilities	15	3	10	6	2
		2,109	1,699	1,746	463

TOTAL LIABILITIES		3,266	3,433	3,661	970
EQUITY	18
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2008, and 2009 - 235,000,000 shares; issued and outstanding -
January 1, 2008 – 157,320,770 shares
December 31, 2008 – 153,419,394 shares
December 31, 2009 – 154,440,136 shares		2	2	2	1
Capital surplus		2,429	2,446	2,483	658
Accumulated deficit		(616)	(365)	(172)	(46)
Treasury shares, at cost - December 31, 2008 and 2009 - 4,467,990 shares			(351)	(351)	(93)
TOTAL EQUITY		1,815	1,732	1,962	520
TOTAL LIABILITIES AND EQUITY		5,081	5,165	5,623	1,490

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF INCOME

				Convenience
				translation
				Into U.S. Dollars
		New Israeli shekels		(note 2a)
		Year ended December 31
		2008	2009	2009
	Note	In millions (except earnings per share)
Revenues	5	6,302	6,079	1,610
Cost of revenues	5, 19	3,868	3,770	998
Gross profit		2,434	2,309	612

Selling and marketing expenses	19	388	387	103
General and administrative expenses	19	284	290	77
Other income - net	20	64	69	19
Operating profit		1,826	1,701	451
Finance income	21	30	28	7
Finance expenses	21	214	204	54
Finance costs, net	21	184	176	47
Profit before income tax		1,642	1,525	404
Income tax expenses	22	444	384	102
Profit for the year		1,198	1,141	302

Earnings per share
Basic		7.71	7.42	1.96
Diluted	24	7.65	7.37	1.95

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		New Israeli shekels		Convenience translation into U.S. dollars (note 2a)
		Year ended December 31
		2008	2009	2009
	Note	In millions
Profit for the year		1,198	1,141	302
Other comprehensive income (losses)
Actuarial gains (losses) on defined benefit plan	16	(18)	16	4
Income taxes relating to actuarial gains (losses) on defined benefit plan	22	5	(4)	(1)
Other comprehensive income (losses) for the year, net of income taxes		(13)	12	3

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		1,185	1,153	305

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Share capital
		Number of		Capital	Accumulated	Treasury
		shares	Amount	surplus	deficit	shares	Total
	Note		I n m i l l i o n s
New Israeli Shekels:
BALANCE AT JANUARY 1, 2008		157,320,770	2	2,429	(616)	-	1,815

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2008
Total comprehensive income for the year					1,185		1,185
Exercise of options granted to employees		566,614	*	17			17
Employee share-based compensation expenses					8		8
Dividend	18				(942)		(942)
Treasury Shares, at cost ( 4,467,990 shares)						(351)	(351)
BALANCE AT DECEMBER 31, 2008		157,887,384	2	2,446	(365)	(351)	1,732

CHANGES DURING THE YEAR ENDED DECEMBER 31, 2009
Total comprehensive income for the year					1,153		1,153
Exercise of options granted to employees		1,020,742	*	37			37
Employee share-based compensation expenses					22		22
Dividend	18				(982)		(982)

BALANCE AT DECEMBER 31, 2009		158,908,126	2	2,483	(172)	(351)	1,962

Convenience translation into u..s. dollars (note 2a):
BALANCE AT JANUARY 1, 2009		157,887,384	1	648	(97)	(93)	459
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2009
Total comprehensive income for the year					305		305
Exercise of options granted to employees	18	1,020,742	*	10			10
Employee share-based compensation expenses					6		6
Dividend					(260)		(260)

BALANCE AT DECEMBER 31, 2009		158,908,126	1	658	(46)	(93)	520

* Representing an amount less than 1 million.

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		New Israeli shekels		Convenience translation into U.S. dollars (note 2a)
		Year ended December 31
		2008	2009	2009
	Note	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)		2,335	2,092	553
Income tax paid	22	(420)	(339)	(90)
Net cash provided by operating activities		1,915	1,753	463
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	9	(488)	(526)	(139)
Increase in intangible assets	10	(31)	(231)	(60)
Interest received	21	4	1
Proceeds from derivative financial instruments, net	6	1	24	6
Net cash used in investing activities		(514)	(732)	(193)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees		17	37	10
Non-current bank borrowings received	13		300	80
Proceeds from issuance of notes payable, net of issuance costs	14		446	118
Dividend paid	18	(930)	(986)	(261)
Repayment of capital lease	15	(7)	(7)	(2)
Purchase of Company's shares by the Company	18	(351)
Interest paid	21	(92)	(89)	(24)
Current borrowings received (repaid)	13	20	(20)	(5)
Repayment of non-current bank borrowings	13	(22)
Repayment of notes payable	14		(557)	(148)
Net cash used in financing activities		(1,365)	(876)	(232)
INCREASE IN CASH AND CASH EQUIVALENTS		36	145	38
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		148	184	49
CASH AND CASH EQUIVALENTS AT END OF YEAR		184	329	87

The accompanying notes are an integral part of the financial statements.

(Concluded) - 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplemental information

		New Israeli shekels		Convenience translation into U.S. dollars (note 2a)
		Year ended December 31,
		2008	2009	2009
	Note	In millions

Cash generated from operations:
Profit for the year		1,198	1,141	302

Adjustments for:
Depreciation and amortization	9, 10	463	577	154
Employee share based compensation expenses	18	9	22	6
Liability for employee rights upon retirement, net	16	5	1
Finance costs, net	21	101	84	22
Gain from change in fair value of derivative financial instruments	6	(13)	(18)	(5)
Interest paid	21	92	89	24
Interest received	21	(4)	(1)
Deferred income taxes	22	8	63	17
Income tax paid	22	420	339	90
Capital loss on sale of property and equipment	9	1	3
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	7	47	(229)	(61)
Other		17	2
Increase (decrease) in accounts payable and accruals:
Parent group- trade	23	1	(17)	(5)
Trade		10	43	11
Other payables	11	(17)	6	2
Provisions	12		34	9
Deferred revenue		(5)	8	2
Current income tax liability	22	(6)	(22)	(6)
Decrease (increase) in inventories	8	8	(33)	(9)
Cash generated from operations:		2,335	2,092	553

Supplementary information

At December 31, 2008 and 2009, trade payables include NIS 220 million and NIS 179 million, respectively, in respect of acquisition of property and equipment.

At December 31, 2008 and 2009 tax withholding related to dividend of approximately NIS 18 million and NIS 14 million, respectively is outstanding, see also note 18(h).

During 2008 the Company has undertaken a capital lease with respect to property and equipment in the amount of NIS 7.2 million.

These balances are recognized in the cash flow statements upon payment.

As to dismantling and restoring sites obligation see note 12.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

a.
Partner Communications Company Ltd. ("the Company", "Partner") operates a mobile telecommunications network in Israel. The Company is controlled by Scailex Corporation Ltd ("Scailex"). The address of the Company's Principal Executive Offices is 8 Amal Street, Afeq Industrial Park, Rosh-Ha'ayin 48103, Israel. The Company's capital consists of ordinary shares, which are traded on the Tel Aviv Stock Exchange under the symbol "PTNR". American Depositary Shares ("ADSs"), each representing one of the Company’s ordinary shares, are quoted on the NASDAQ Global Market under the symbol "PTNR".

On October 28, 2009, Advent Investments Pte Ltd. ("Advent"), a wholly-owned subsidiary of Hutchison Telecommunications International Limited ("Hutchison Telecom"), sold its entire controlling interest in the Company to Scailex. Scailex, an Israeli corporation listed on the Tel Aviv Stock Exchange, is a majority owned subsidiary of Suny Electronic inc. ltd ("Suny"), which is also an Israeli corporation listed on the Tel Aviv Stock Exchange and indirectly controlled by Mr. Ilan Ben-Dov.  In separate transactions, Suny acquired 1.41% of the Company's issued and outstanding shares and total voting rights. As a result of his indirect control of Scailex (which holds 44.82% of the Company's issued and outstanding shares and voting rights) and Suny, Mr. Ilan Ben-Dov indirectly controlled 46.23% of the Company's issued and outstanding shares and total voting rights as of January 31, 2010.

The ultimate holding company is Suny, since it is the parent company of Scailex. Hutchison Telecom was the Company's parent company through October 28, 2009, and Scailex is the Company's parent company since October 28, 2009.

b.
The Company through its subsidiaries and partnership provides telecommunications services consisting mainly of cellular services: airtime and content. In addition, the Company provides under the fixed-line segment: (1) Internet services provider ("ISP") that provides access to the internet as well as home WiFi networks, value added services ("VAS") such as anti-virus and anti-spam filtering; (2) Transmission services; (3) fixed line telephony services: voice over broadband ("VOB") and Primary Rate Interface ("PRI") fixed-line telephone services; as well as (3) an on-line media shop, under the brand "orange time", providing premium on-demand video (mainly full –track feature films and series' episodes), music tracks and games; . The Company sells equipment for the cellular segment and for the fixed-line segment: mainly handsets, phones, domestic routers, and related equipment.

Content services include voice mail, text and multimedia messaging, as well as downloadable wireless data applications, including ring tones, music, games, and other informational content. Generally, these enhanced features and data application generate additional service revenues through monthly subscription fees of increased usage utilization of the features and applications. In addition the Company provides an on-line media shop, under the brand "orange time", providing premium on-demand video (mainly full –track feature films and series' episodes), music tracks and games. Other optional services, such as equipment extended warranty plans are also provided for a monthly fee and are either sold separately or included in packages rate plans

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued):

c.
The Company was incorporated on September 29, 1997, and operates under a license granted by the Israeli Ministry of Communications ("MOC") to operate a cellular telephone network. The Company commenced full commercial operations on January 1, 1999.

The license is valid through 2022. The Company is entitled to request an extension of the license for an additional period of six years and then renewal for one or more additional six year periods. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator.

Under the terms of the license, the Company provided a bank guarantee in NIS equivalent of USD 10 million to the State of Israel to secure the Company's adherence to the terms of the license.

In March 2001, the Company received a special license granted by the Ministry of Communications, allowing the Company through its own facilities to provide internet access to land-line network customers. The license was renewed in April 2008 and is valid until April 2013. The Company began supplying commercial ISP services beginning in January 2009.

In January, 2007, the Ministry of Communications granted Partner Fixed Communication Solutions Limited Partnership, which is fully owned by the Company, a license for the provision of domestic land-line telecommunications services. The license expires in 20 years but may be extended by the Ministry of Communications for successive periods of 10 years provided that the licensee has complied with the terms of the license and has acted consistently for the enhancement of telecom services and their enhancement. The Company deposited a bank guarantee in the amount of NIS 10 million with the Ministry of Communications upon receiving the license which shall be used to secure the Company's obligations under the License. The license was amended in February 2007 to grant the Company the right to offer Voice Over Broadband (“VoB”) services using the infrastructure of Bezeq and HOT to access customers and to provide them with land-line telephony service. The License was further amended in July 2007 to incorporate the provision of transmission and data communications services that were previously provided for under a transmission license that was granted in July 2006.

In March 2009, the Company was also granted a domestic land-line license to provide land-line services to the Israeli populated areas in the West Bank. The license is effective until March 2019

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of preparation of the financial statements

The consolidated financial statements of the Company as of December 31, 2009 ("the financial statements") have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

IFRSs are standards and interpretations that have been adopted by the International Accounting Standards Board. These standards include:

(a)	International Financial Reporting Standards (IFRSs);
(b)	International Accounting Standards (IASs), and;
(c)	Interpretations by the International Financial Reporting Interpretation Committee (IFRICs) or its predecessor, the Standing Interpretations Committee (SICs).

The financial statements are in the scope of IFRS1 First Time Adoption of International Financial Reporting Standards ("IFRS1") as they present annual financial statements of the Company for the years ending December 31, 2009, and 2008 subsequent to the transition date to IFRS ,under IFRS1, which is January 1, 2008 (the "transition date").

Comparative data of the Company in these financial statements was restated to retrospectively reflect the adoption of IFRS. As to the effect of the transition from reporting under generally accepted accounting principles in the United States of America ("US GAAP") to reporting under IFRS on comparative data in the financial statements, and exemptions elected by the Company under IFRS1 – See note 25.

The principle accounting policies setout below have been consistently applied to all periods presented unless otherwise stated, in accordance with the exemptions granted by IFRS1, See note 25.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates, and requires management to exercise its judgment in the process of applying the Company's accounting policies. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Basis of measurement:

The financial statements have been prepared on the basis of historical cost convention except for the following assets and liabilities:

(a)	Derivative financial instruments are measured and presented at their fair values through profit or loss.
(b)	Property and equipment were revalued to the fair value on the transition date, see note 25 and note 2(f).
(c)	Liability for employee rights upon retirement, net, is valued based on the present value of the defined benefit obligation less fair value of the plan assets, see note 16.
(d)
Until December 31, 2003 the Israeli economy was considered hyperinflational according to IFRS. Therefore upon the transition to IFRS the value of non-monetary assets, licenses and equity items that were measured on the basis of historical cost under US GAAP have been adjusted for changes in the general purchasing power of the Israeli currency – NIS, based upon changes in the Israeli Consumer Price Index ("CPI") until December 31, 2003, see note 25.

The Company recognizes revenues and expenses net of value added taxes.

Convenience translation into U.S. Dollars (USD):

The NIS figures at December 31, 2009 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2009    (USD 1 = NIS 3.775). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

b.	Foreign currency translations

(1) Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the Company and its subsidiaries and partnership operate (the "functional currency"). The financial statements are measured and presented in New Israeli Shekels ("NIS"), which is the Company's and its subsidiaries' functional and presentation currency. The amounts presented at NIS millions are rounded to the nearest NIS million.

(2) Transactions and balances

Balances in, or linked to, foreign currency are stated on the basis of the exchange rates prevailing at the end of the reporting period. Foreign currency transactions included in the statements of income are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financial income or expenses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Principles of consolidation

Subsidiaries are all entities over which the Company has the power to control the financial and operating policies generally accompanying a shareholding of more than half of the voting rights.

1)	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and Partnership.
2)	Intercompany balances and transactions between the Group's entities have been eliminated.
3)	Accounting policies of subsidiaries and partnership have been changed when necessary to ensure consistency with the accounting policies adopted by the Company.

List of wholly owned Subsidiaries and partnership:

Partner Land-Line Communications Solutions - Limited Partnership
Partner Future Communications 2000 Limited ("PFC")
Partner Business Communications Solution - Limited Partnership - not active
Partner Net Limited – not active

d.	Operating Segments

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (regarded as Chief Operation Decision-Maker, CODM) who is responsible for allocating resources and assessing performance of the operating segments.

The Company has early adopted the amendment to paragraph 23 to IFRS 8 included in Improvements to IFRSs issued in April 2009, and therefore the segment information does not include information in respect of segments assets, in conformity to the information that is regularly provided to the CODM.

e.	Inventories

Inventories of cellular telephones (handsets), related accessories, spare parts, ISP modems and related equipment are stated at the lower of cost or net realizable value. Cost is determined on the "first-in, first-out" basis. The Company determines its allowance for inventory obsolescence and slow moving inventory, based upon expected inventory turnover, inventory aging and current and future expectations with respect to product offerings.

f.	Property and equipment

Property and equipment are stated at cost, less accumulated depreciation, and accumulated impairment losses.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	Property and equipment (continued)

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Changes in the obligation to dismantle and remove assets on sites and to restore the site on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any balance is recognized immediately in profit or loss, See (q) below.

The Company adopted an exemption provided in IFRS1, allowing to measure the Company's property and equipment as of the transition date to IFRS at fair value, and to use this value as its deemed cost as of that date. The deemed cost was based upon an appraisal, performed by management with the assistance of independent appraisers. The appraisal was based on considering the different elements and components of the property and equipment, and assigning them the appropriate estimation of useful live and fair value.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

years
Communications network:
Physical layer and infrastructure	10 - 25 (mainly 15, 10)
Other Communication network	3 - 15 (mainly 7, 10, 15)

Computers, hardware and software for
information systems	3-10 (mainly 3-5)
Office furniture and equipment	7-10
Optic fibers and related assets	7-25 (mainly 20)

Leasehold improvements are amortized by the straight-line method over the term of the lease (including reasonably assured option periods), or the estimated useful life (5-10 years) of the improvements, whichever is shorter.

The assets' useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Licenses and other intangible assets

1)	Licenses:

The licenses to operate a cellular communication services are recognized at cost, adjusted for changes in the CPI until December 31, 2003 (See note 2 a(d)), and are amortized using the straight line method over their contractual period –the period ending in 2022. Borrowing costs which served to finance the license fee - incurred until the commencement of utilization of the license - were capitalized to cost of the license.

The license for providing fixed-line telephone services is stated at cost and is amortized by the straight-line method over the contractual period of 20 years, starting in 2007.

2)	Customer relationships:

The customer relationships were acquired in a business combination, and stated at cost. Customer relationships with carriers are amortized over the estimated useful life which is 7 years using the straight-line method. Customer relationships with business customers are amortized over the estimated useful life which is 5 years using the straight-line method.

3)	Computer software:

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and to bring to use the specified software. These costs are amortized over their estimated useful lives (3 to 7 years) using the straight-line method.

Costs associated with maintaining computer software are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met: (a) it is technically feasible to complete the software product so that it will be available for use; (b) management intends to complete the software product and use it; (c) there is an ability to use the software product; (d) it can be demonstrated how the software product will generate probable future economic benefits; (e) adequate technical, financial and other resources to complete the development and to use the software product are available; and

(f) the expenditure attributable to the software product during its development can be reliably measured. Costs that are directly associated with the developing softwares controlled by the Company are recognized as intangible assets, and amortized over their estimated useful lives (3 to 7 years). Direct costs include costs of software development employees.

4)	Subscriber Acquisition and Retention Costs (SARC):

Costs to acquire or retain postpaid mobile telecommunication subscribers, pursuant to a contract with early termination penalties are capitalised if (1) such costs are identifiable and controlled; (2) it is probable that future economic benefits will flow from the subscribers to the Company; and (3) such costs can be measured reliably. If costs do not meet the aforementioned criteria they are recognized immediately as expenses. The cost of the subsidized handset less the subscriber's payment towards the handset, and sales commissions, are included in the subscriber acquisition and retention costs. Capitalized subscriber acquisition and retention costs are amortized over their expected useful life which is not longer than their minimum enforceable period, which is generally a period of 18 months, using the straight-line method. In the event that a subscriber churns off the network or the arrangement is canceled within the period, any unamortized subscriber acquisition or retention costs are written off in the period in which the subscriber churns. The criteria for capitalization of SARC are met for transaction occurring after January 1, 2009.

  PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Impairment of non-financial assets

Assets that are subject to depreciation and amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped to cash-generating units.

i.	Financial instruments

The Company classifies its financial instruments in the following categories: (1) at fair value through profit or loss, (2) loans and receivables, and (3) liabilities at amortized cost. The classification depends on the purpose for which the financial instruments were acquired or assumed. Management determines the classification of its financial instruments at initial recognition.

1. Financial instruments at fair value through profit or loss category:

This category includes embedded derivative financial instruments and freestanding derivative financial instruments. These derivatives do not qualify for hedge accounting. Instruments in this category are classified as current if they are expected to mature within 12 months after the end of the reporting period; otherwise they are classified as non-current. Gains or losses arising from changes in the fair value of these derivative financial instruments are presented in the income statement within "finance costs, net" in the period in which they arise.

2. Loans and receivables category:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. Loans and receivables are recognized initially at fair value and subsequently measured at amortized costs using the effective interest method, less any impairment loss. The Company's loans and receivables comprise "trade receivables" and "other receivables" and "cash and cash equivalents" in the statement of financial position. See also (r) (3) below regarding revenue recognition from non-current credit arrangements.

Ordinary purchases and sales of financial instruments are carried at the date of settlement, which is the date that an instrument is delivered to or by the Company.

Financial instruments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The asset's carrying amount of the asset is reduced and the amount of the loss is recognised in the consolidated income statement.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

i.	Financial instruments (continued)

3. Financial liabilities at amortized cost category:

Financial liabilities at amortized cost are non-derivative financial instruments with fixed or determinable payment. They are included in current liabilities, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current liabilities. Financial liabilities at amortized cost are recognized initially at fair value, net of transaction costs, and subsequently measured at amortized costs using the effective interest method.

The Company's financial liabilities at amortized cost category include notes payable, bank borrowings, and accounts payables, in the statement of financial position.

j.	Cash and Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

k.	Trade Receivables

Trade receivables are recognized initially at fair value. Non-current receivables are subsequently measured at amortized cost using the effective interest method, less allowance for impairment (allowance for doubtful accounts). The allowance is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, or delinquency or default in debtor payments are considered indicators that trade receivable is impaired. The amount of the allowance is determined as a percentage of specific debts doubtful of collection, based upon historical experience and future expectations.

The Company factors most of its non-current trade receivables resulting from sales of handsets by credit cards. The factoring is executed through a clearing company, on a non-recourse basis. The factoring of accounts receivable is recorded by the Company as a sales transaction, and derecognized under the provisions of IAS 39 financial instruments: recognition, and measurement.

The results of the factoring transaction are charged to financial income and expenses on the transaction date.

l.	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Company's share capital (treasury shares) acquired by the Company are presented as a reduction of equity, at the consideration paid. Including any attributable incremental costs, net of taxes. Treasury shares do not have a right to receive dividends or to vote.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

m.	Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. Trade payables are recognised initially at fair value.

n.	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of income over the period of the borrowings using the effective interest method.

Borrowings include notes payable, current and non-current borrowings from banks, credit facilities, and liability in respect of capital lease.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

o.	Employee benefits

1.	Defined contribution plan

According to section 14 of the Israeli Severance Pay Law some of the Company's liability for employee rights upon retirement is covered by regular contributions in defined contribution plans. The Company has no legal or constructive obligations to pay further contribution if the fund does not hold sufficient assets to pay all employees the benefit relating to employee service in the current or prior periods. The amounts funded as above are not reflected in the statement of financial position.

Obligations for contributions to defined contribution pension plans are recognized as an expense in statement of income when they are due.

The Company's liability for post employment benefits is covered by a defined contribution plan financed by deposits with insurance companies or with funds managed by a trustee.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

o.	Employee benefits (continued)

2.	Defined benefit plan

Labor laws and agreements, and the practice of the Company, require paying retirement benefits to employees dismissed or retiring in certain other circumstances, measured by multiplying the years of employment by the last monthly salary of the employee (i.e. one monthly salary for each year of tenure), the obligation of the Company to pay retirement benefits is treated as a defined benefit plan.

The defined benefit obligation is recognized in the statement of financial position at the present value of the defined benefit obligation at end of the reporting period less the fair values of plan assets. The defined benefit obligation is calculated annually using the projected unit credit method.

The measuring of liability and plan assets are based on calculation made by an external actuarial expert.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows (after taking into account the expected rate of salary increases and other actuarial assumptions) using interest rates of Israeli Government bonds that are denominated in the currency in which the benefits will be paid (NIS) and that have terms to maturity approximating the terms of the related liability.

Under IAS19 Employee Benefits ("IAS19"), the discount rate used for computing actuarial liability will be determined using market yields of high-quality corporate bonds at the end of the reporting period. However, IAS19 points out that in countries where there is no deep market in such bonds, the yield of government bonds should be used instead. Therefore, the interest rate used by the Company to discount expected future cash flows for the purpose of computing the actuarial commitment is determined based on the interest rate of Israeli Government bonds since the Company's management is in the opinion that Israel does not have a deep market for high-quality corporate bonds.

Actuarial gains and losses resulting from changes in actuarial valuation and differences between past assumptions and actual results are charged or credited to equity in other comprehensive income in the period in which they arise. The Company classifies interest costs in respect of the defined benefit plan obligation and the expected returns on the plan assets as part of finance costs - net.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

o.	Employee benefits (continued)

3.	Vacation and recreation benefits

The employees are legally entitled to vacation and recreation benefits, both computed on an annual basis. This entitlement is based on the term of employment. This obligation is treated as a short term benefit under IAS 19. The Company charges a liability and expense due to vacation and recreation pay, based on the benefits that have been accumulated for each employee, on undiscounted basis.

4.	Profit-sharing and bonus plans

The Company recognizes a liability and an expense for bonuses based on a formula that takes into consideration individual performance and the Company's overall performance.

The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

5.	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

p.	Share based payment

The Company operates a number of equity-settled, share-based compensation plans, under which the Company receives services from employees as consideration for equity instruments of the Company. The fair value of the employee services received in exchange for the grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted. The total amount expensed is recognized over the vesting period, which is the period over which all the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of equity instruments that are expected to vest based on the vesting conditions, and recognizes the impact of the revision of original estimates, if any, in the statement of income, with corresponding adjustment to accumulated deficit.

The proceeds received net of any directly attributable transactions costs are credited to share capital and capital surplus when the equity instruments are exercised.

 PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

q.	Provisions

Provisions include dismantling and restoring sites obligation, legal claims, and handset warranty.

Provisions are recognized when the Company has a legal or constructive obligation as a result of past events, it is probable that an outflow of resources will require settling the obligation, and the amount has been reliable estimated. Where there are a number of similar obligations, the likelihood that an outflow will be required in a settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small. Provisions are measured at present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the obligation. The increase in the provision due to the passage of time is recognized as finance costs. See also note 12.

In the ordinary course of business, the Company is involved in a number of lawsuits. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company's assessment of risk is based both on the advice of legal counsel and on the Company's estimate of the probable settlements amount that are expected to be incurred, if any.

Provisions for handset warranties include obligations to customers in respect of handsets sold.

The Company is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Revenues

The Company's revenues are measured at fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of business. Revenue is shown net of Value-Added-Tax, returns, rebates and discounts. The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Company and when specific criteria have been met for each of the Company's activities as described herein.

(1) Revenues from services:

Revenues from services primarily consist of charges of airtime derived from usage of the Company's networks, including interconnect, roaming, transmission, fixed-line, ISP, certain warranty arrangements, value added services and content services. Revenues are recognized when the services are rendered, and all other revenue recognition criteria are met, net of credits and service discounts.

Revenues from Pre-paid calling cards sold to customers are recognized upon customer's usage of the cards, or expiration.

In accordance with Improvements to IFRSs issued in April 2009: amendment to appendix to IAS 18 Revenue, determining whether an entity is acting as a principal or as an agent, the Company is acting as a principal if it has exposure to the significant risks and rewards associated with the rendering of services. Features that indicate that the Company is acting as a principal include: (a) the Company has the primary responsibility for providing the services to the customer or for fulfilling the order; (b) the Company has latitude in establishing prices, either directly or indirectly; and (c) the Company bears the customer's credit risk for the amount receivable from the customer. On the other hand, the Company is acting as an agent if it does not have exposure to the significant risks and rewards associated with the rendering of services. One feature indicating that the Company is acting as an agent is that the amount the Company earns is predetermined, being either a fixed fee per transaction or a stated percentage of the amount billed to the customer. Based on the above considerations the Company determined that it is acting as an agent in respect of certain content services provided by third parties to customers, and therefore the revenues recognized from these services are presented on a net basis in the statement of income.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Revenues (continued)

(2) Revenues from sales of equipment:

Revenue from sale of equipment includes revenue from sale of handsets, routers, phones and related accessories. Revenue is recognized when the significant risks and reward of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement in regards to the goods, and the amount of revenue can be measured reliably.

Some sales of handsets with accompanying services constitute a revenue arrangement with multiple deliverables. Accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element. The revenue from sales of handsets is recognized at its fair value as equipment revenues upon the delivery of the equipment to the subscriber, when all revenue recognition criteria are met.

The Company determines the fair value of the individual elements based on prices at which the deliverable is regularly sold on a stand alone basis.

The Company subsidizes, in some cases, the sale of the handset to end subscribers by selling it at a price below its cost to secure a fixed-term service contract for the purpose of acquiring new subscribers or retaining existing subscribers. The handset sale is then treated as a non-revenue-generating transaction and accordingly, no revenue is recognized from these types of handset sales. The subsidy, and direct selling expenses are capitalized as elements of subscriber acquisition and retention costs in accordance with accounting policy set out in note 2(g)(4). The subsidy represents the difference between the cost of the handset and the payment received from the subscriber for the handset.

(3) Revenues from non-current credit arrangements:

Revenues from non-current credit arrangements to customers in respect of sales of equipment are recognized on the basis of the present value of future cash flows, discounted at the prevailing rate for a similar instrument of an issuer with a similar credit rating. The difference between the original credit and its present value is recorded as other income over the credit period.

s.	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from lessor) are charged to income statements on a straight-line basis over the lease term, including extending options which are reasonably certain.

Leases where the Company, as a lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. The property and equipment acquired under financial leases is depreciated over the shorter of the useful live of the asset and the lease term.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Advertising expenses

Advertising expenses are charged to the statement of income as incurred. Advertising expenses for the years ended December 31, 2008 and 2009 totaled NIS 103 million and NIS 118 million, respectively.

u.	Income taxes

The tax expense for the period comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised in other comprehensive income or directly in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted as of the end of the reporting period.  The Company recognized deferred tax in full, using the liability method, on temporary differences arising between the carrying amounts in the financial statements of assets and liabilities and their tax bases.

Deferred income tax is determined using the tax rates that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets are presented as non-current, see also note 22.

Deferred income tax is not provided on temporary differences arising on investments in subsidiaries, because the timing of the reversal of the temporary difference is controlled by the Company and it is not probable that the temporary difference will reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

v.	Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Company's financial statements in the period in which the dividends are approved by the Company's board of directors, excluding distributions that are pending regulatory approval. See also note 18.

w.	Earning Per Share (EPS)

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the company and held as treasury shares.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume exercise of all dilutive potential ordinary shares. The instruments that are potential dilutive ordinary shares are equity instruments granted to employees.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

NOTE 3 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED:

The following new standards, amendments to standards or interpretations have been issued, and are mandatory for accounting periods beginning on or after January1, 2010, and not yet adopted by the Company:

* IFRS 3 (revised), Business combinations and consequential amendments to IAS 27, Consolidated and separate financial statements, IAS 28, Investments in associates and IAS 31, Interests in joint ventures, effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the statement of comprehensive income. There is a choice on an acquisition-by-acquisition basis to measure the minority interest in the acquiree either at fair value or at the minority interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. The Company will apply IFRS 3 (revised) prospectively to business combinations from January 1, 2010. This is not currently applicable to the Company.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED (continued):

* IAS 27 (revised), Consolidated and separate financial statements, (effective from 1 July 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss. The Company will apply IAS 27 (revised) prospectively to transactions with non-controlling interests from January 1, 2010. The Company currently does not have non-controlling interests.

* IAS 38 (amendment), Intangible Assets. The amendment is part of the IASB's annual improvements project published in April 2009 and the Company will apply IAS 38 (amendment) from the date IFRS 3 (revised) is adopted. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. This is not currently applicable to the Company.

* IFRS 2 (amendments), Group cash-settled and share-based payment transactions. In addition to incorporating IFRIC 8, ‘Scope of IFRS 2', and IFRIC 11, ‘IFRS 2 – Group and treasury share transactions', the amendments expand on the guidance in IFRIC 11 to address the classification of group arrangements that were not covered by that interpretation. The new guidance is not expected to have a material impact on the Company's financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED (continued):

* IFRS 9, Financial instruments: Classification and measurement. IFRS 9 was issued in November 2009 and replaces those parts of IAS 39 relating to the classification and measurement of financial assets. Key features are as follows:

• Financial assets are required to be classified into two measurement categories: those to be measured subsequently at fair value, and those to be measured subsequently at amortized cost. The decision is to be made at initial recognition. The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.

• An instrument is subsequently measured at amortized cost only if it is a debt instrument and both the objective of the entity's business model is to hold the asset to collect the contractual cash flows, and the asset's contractual cash flows represent only payments of principal and interest (that is, it has only ‘basic loan features'). All other debt instruments are to be measured at fair value through profit or loss.

• All equity instruments are to be measured subsequently at fair value. Equity instruments that are held for trading will be measured at fair value through profit or loss. For all other equity investments, an irrevocable election can be made at initial recognition, to recognize unrealized and realized fair value gains and losses through other comprehensive income rather than profit or loss. There is to be no recycling of fair value gains and losses to profit or loss. This election may be made on an instrument-by-instrument basis.

• While adoption of IFRS 9 is mandatory from January1, 2013, earlier adoption is permitted.

The Company is considering the implications of the standard, the impact, if any, on the Company and the timing of its adoption.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 –CRITICAL ACCTOUNTING ESTIMATES AND JUDGEMENTS:

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a.	Estimates and assumptions

Revenue Recognition:

The Company recognizes service revenues based upon minutes and seconds used, net of credits and adjustments for service discounts. Because the Company's billing cycles use cut-off dates, which for the most part do not coincide with the Company's reporting periods, the Company is required to make estimates for service revenues earned but not yet billed at the end of each reporting period. These estimates are based primarily upon historical data and trends. Actual billing cycle results and related revenue may vary, depending on subscriber usage and rate plan mix, from the results estimated at the end of each period.

In certain cases, cellular handsets are sold to subscribers within the context of airtime packages, in order to allocate the revenues into separate units of accounting; the Company is required to estimate the fair value of each deliverable. These estimates are based upon the price of each deliverable when it is sold on a stand alone basis.

Property and equipment:

The Company has substantial investments in tangible long-lived assets, primarily the Company's communications network. The assets are depreciated on a straight line basis over their useful economic lives. Changes in technology or changes in the Company's intended use of these assets can cause the estimated period of use or the value of these assets to change. The Company reviews the communications network, for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If necessary, the Company writes down the assets to their recoverable amounts. The assets useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. See note 2(f).

At the January 1, 2008 transition date to IFRS, the Company chose to state the property and equipment at their fair value and to determine that value as deemed cost, in accordance with the exemption of IFRS 1. As part of the deemed cost, the Company made an estimation of the remaining useful life of each significant component of property and equipment. See note 25

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – CRITICAL ACCTOUNTING ESTIMATES AND JUDGEMENTS (continued):

a.	Estimates (continued):

Licenses:

The licenses to operate a cellular communication services are recognized at cost, adjusted for changes in the CPI until December 31, 2003 (See note 2 a(d)), and are amortized using the straight line method over their contractual period –the period ending in 2022. The license for providing fixed-line telephone services is stated at cost and is amortized by the straight-line method over the contractual period of 20 years, starting in 2007. The estimated amortization period is based management estimations and on the current valid licenses period, excluding any possible future extensions.

The Company reviews the intangibles for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If necessary, the Company writes down the assets to their recoverable amounts.

Subscriber Acquisition and Retention Costs (SARC):

Costs to acquire or retain postpaid mobile telecommunication subscribers, pursuant to a contract with early termination penalties are capitalized in accordance with the policy described in note 2 (g) (4). The costs (the subsidy and fees) associated with these sales, where the Company subsidizes the sale of the handset by selling it below its cost to secure a fixed-term profitable service contract, are considered element of cost and the sale of the handset is treated as non-revenue-generating transaction. Accordingly no revenue is recognized from these types of handset sales. The Company made an estimate of the expected useful life of the SARC, which is not longer than their minimum enforceable period, which is generally a period of 18 months. This estimate is reviewed, and adjusted if appropriate, at the end of each reporting period.

Allowance for Doubtful Accounts:

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of the Company's subscribers to make required payments. The Company bases the allowance on the likelihood of recoverability of accounts receivable based on the age of the balances, the Company's historical write-off experience net of recoveries, changes in the credit worthiness of the Company's customers, and collection trends. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of specific debts doubtful of collection, calculated as a specified percentage of the outstanding balance in each debt age group, with the percentage of the allowance increasing as the age of the debt increases.

b.	Judgments

Provisions for legal claims:

The Company exercises judgment in measuring and recognizing provisions and the exposure pending litigation or other outstanding claims including claims for class actions. Judgment is necessary in the assessing the likelihood that a pending claim will succeed, or a liability will arise, and to quantify the possible range of final settlement. Provisions are recorded for liabilities when a loss is considered probable and can be reasonably estimated. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated provision. These estimations are subject to change as new information becomes available, primarily with the support of internal specialists, or with the support of outside consultants such as legal counsel.

Revisions to the estimates of these losses may affect future operating results.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – CRITICAL ACCTOUNTING ESTIMATES AND JUDGEMENTS (continued):

b.	Judgments (continued):

Regarding determination whether the Company is acting as a principal or as an agent See note 2(r).

Sales of equipment with accompanying services:

The revenue recognition criteria are usually applied separately to each transaction. However, in certain circumstances, it is necessary to apply the recognition criteria to the separately identifiable components of a single transaction in order to reflect the substance of the transaction. When the selling price of an arrangement includes an identifiable amount for subsequent servicing, that amount is deferred and recognised as revenue over the period during which the service is performed. Conversely, the recognition criteria are applied to two or more transactions together when they are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole. The Company made judgments to determine that certain sales of equipment with accompanying services constitute an arrangement with multiple deliverables, and accordingly, consideration received is allocated to each deliverable based on the relative fair value of the individual element.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – SEGMENT INFORMATION

The operating segments were determined based on the reports reviewed by Chief Executive Officer (CEO) that makes strategic decisions, who is the Chief Operating Decision Maker ("CODM"). The CEO considers the business from two operating segments, as follows:

(1)
Cellular business – consists mainly of cellular services as: airtime, interconnect and content. In addition, this segment includes selling of related equipments: mainly handsets cellular phones, and related equipment

(2)
Fixed line business - consist of a number of services provided over fixed-line networks: Transmission services; Primary Rate Interface ("PRI") lines for business sector customers; Voice over Broadband ("VoB") telephony services; and Internet service provider ("ISP") services. In addition, this segment includes selling of related equipments such as routers and phones.

Each segment is divided to services and equipment relating to revenues and cost of revenues. The reportable operating segments include the following measures: revenues, cost of revenues, operating profit (loss), and Earning Before Interest expenses, Tax, Depreciation and Amortization ("EBITDA").  The CODM does not examine assets or liabilities for those segments, therefore they are not presented.

	New Israeli Shekels
	Year ended December 31, 2009
	In millions
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	5,369	55		5,424
Inter-segment revenue - Services	11	33	(44)
Segment revenue - Equipment	628	27		655
Total revenues	6,008	115	(44)	6,079
Segment cost of revenues – Services	3,091	115		3,206
Inter-segment cost of revenues- Services	33	11	(44)
Segment cost of revenues - Equipment	518	46		564
Cost of revenues	3,642	172	(44)	3,770
Gross profit (loss)	2,366	(57)		2,309
Operating expenses	626	51		677
Other income	69			69
Operating profit (loss)	1,809	(108)		1,701
Adjustments to presentation of EBITDA
–depreciation and amortization	552	25		577
–other	26			26
EBITDA	2,387	(83)		2,304
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(577)
- Finance costs, net				(176)
- Other				(26)
Profit before tax				1,525
Allowance for decline in value of inventories	7	2		9

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – SEGMENT INFORMATION (continued):

	New Israeli Shekels
	Year ended December 31, 2008
	In millions
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	5,521	25		5,546
Inter-segment revenue - Services	2	15	(17)
Segment revenue - Equipment	756	-		756
Total revenues	6,279	40	(17)	6,302

Segment cost of revenues – Services	2,969	56		3,025
Inter-segment cost of revenues- Services	15	2	(17)
Segment cost of revenues - Equipment	842	1		843
Cost of revenues	3,826	59	(17)	3,868
Gross profit (loss)	2,453	(19)		2,434

Operating expenses	656	16		672
Other income	64			64
Operating profit (loss)	1,861	(35)		1,826
Adjustments to presentation of EBITDA
–depreciation and amortization	445	18		463
–other	9			9
EBITDA	2,315	(17)		2,298
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				(463)
- Finance costs, net				(184)
- Other				(9)
Profit before tax				1,642
Allowance for decline in value of inventories	5	-		5

EBITDA is a non-GAAP financial measure that represents earnings before interest, taxes, depreciation and amortization. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the Company's operating performance. Similarly, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the Company's historic operating results nor is it meant to be predictive of potential future results. See also note 13 (f).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT:

a.	Financial risk factors

The Company is exposed to a variety of financial risks: credit, liquidity and market risks as part of its normal course of business. The Company's risk management objective is to monitor risks and minimize the possible influence that results from this exposure, according to its evaluations and expectations of the parameters that affect the risks. The Company uses freestanding derivative instruments in order to partially cover its exposure to foreign currency exchange rate and CPI fluctuations. The freestanding derivative instruments are used for economic risk management that does not qualify for hedge accounting.

1. Risk Management

Risk management is carried out by the treasury department under policies approved by the board of directors. The board resolves principles for overall risk management, such as foreign exchange risk, CPI linkage risk and usage of derivative financial instruments.

2. Market risk

The Company enters into foreign currency freestanding derivative transactions in order to protect itself against the risk that the eventual dollar cash flows resulting from the anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency will be affected by changes in exchange rates. In addition the Company enters into derivative transactions in order to protect itself against the change in the CPI in respect of the principal of the CPI-linked Notes payable. However, these contracts do not qualify for hedge accounting under IAS 39.

The Company does not hold or issue derivative financial instruments for trading purposes.

Fair value interest rate risk

The Company's notes payable are with fixed interest rate and are measured and presented in the statement of financial position at amortized cost, therefore changes in the current market interest rate do not affect the financial statements nor cash flows in respect of the notes payable. However their fair values depend on the current market interest rate.

Cash flow risk

The Company is exposed to fluctuations in the Israeli Consumer Price index (CPI), as the majority of its borrowings are linked to the CPI. As part of its risk management policy the Company has entered into forward contracts that partially mitigate the exposure to changes in the CPI.

Foreign exchange risk

The Company's operating income and cash flows are exposed to currency risk, mainly due to handset and network related acquisitions and its roaming activity. As part of its risk management policy the Company uses forward to partially mitigate the exposure to fluctuations in foreign exchange rates (mainly USD).

Price risk
The Company is not exposed to price risk since it does not hold investments in securities.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued):

Linkage of monetary balances:

The Company's exposure to foreign currency risk and CPI was based on the following financial instruments:

	December 31, 2008			December 31, 2009
	In or linked to foreign currencies (mainly USD)	NIS linked to CPI	NIS unlinked	In or linked to foreign currencies (mainly USD)	NIS linked to CPI	NIS unlinked
	New Israeli Shekels In millions
Current assets
Cash and cash equivalents			184			329
Trade receivables			1,103			1,275
Other receivables			19			8
Derivative financial instruments (*)	23	4		3	11
Non- current assets
Trade receivables			417			474
Derivative financial instruments (*)					4
Total assets	23	4	1,723	3	15	2,086

Current liabilities
Current maturities of notes payable and of other liabilities and current borrowings	2	546	20		752
Trade payables	282		537	224		553
Other payables			246			238
Parent group - trade	4			19		15
Derivative financial instruments (*)	1	6		4
Non- current liabilities
Non-current borrowings						300
Notes payable		1,613			1,379
Other		5			2
Total liabilities	289	2,170	803	247	2,133	1,106

(*) relates to freestanding forward derivative financial instruments and embedded derivative financial instruments

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued):

Sensitivity analysis

A change of the CPI as at December 31, 2009 and 2008 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels In millions
December 31, 2009
Increase in the CPI of	2.0%	(41)	(41)
Decrease in the CPI of	(2.0)%	41	41

December 31, 2008
Increase in the CPI of	2.0%	(27)	(27)
Decrease in the CPI of	(2.0)%	27	27

A change of the USD exchange rate as at December 31, 2009 and 2008 would have increased (decreased) equity and profit by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels In millions
December 31, 2009
Increase in the USD of	5.0%	(12)	(12)
Decrease in the USD of	(5.0)%	10	10

December 31, 2008
Increase in the USD of	5.0%	(6)	(6)
Decrease in the USD of	(5.0)%	5	5

Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange
	rate of one	Israeli
	dollar	CPI*
At December 31:
2009	NIS 3.775	206.19 points
2008	NIS 3.802	198.42 points
Increase (decrease) during the year:
2009	(0.7)%	3.9%
2008	(1.1)%	3.8%

* Based on the index for the month ending on the end of each reporting period, on the basis of 1993 average = 100 points.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6– FINANCIAL RISK MANAGEMENT (continued):

Details regarding the derivative financial instruments - foreign exchange and CPI risk management:

The notional amounts of derivatives as of December 31, 2008 and 2009 are as follows:

	New Israeli shekels
	December 31
	2008	2009
	In millions
Forward transactions for the
changes in the Israeli CPI	800	430
Forward transactions for the
exchange of dollars into NIS	380	113
Forward transactions for the
exchange of Euros into NIS	32	-

Embedded derivatives - for the exchange NIS into dollars	310	163

See also note 6(4) regarding maturity dates of the derivative financial instruments.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued):

3. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's trade receivables from subscribers, and also from cash and cash equivalents, freestanding forward contrast, and other receivables. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Company conducts credit evaluations on receivables in certain types over a certain amount, and requires collaterals against them. Management monitors outstanding receivable balances and the financial statements include appropriate allowances for estimated irrecoverable amounts.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the end of the reporting period was:

	New Israeli shekels
	December 31
	2008	2009
	In millions
Cash and cash equivalents	184	329
Trade receivables including non-current amounts	1,520	1,749
Forward exchange contracts on foreign currencies	19	-
Forward exchange contracts on CPI	4	15
Other receivables	19	8
	1,746	2,101

The cash and cash equivalents are held in leading Israeli commercial banks, rated by Standard & Poor's Maalot at between ilAA- negative to ilAA+ negative. The Forward contracts are signed with leading Israeli commercial banks, rated by Standard & Poor's Maalot at ilAA+ negative.

The trade receivables are significantly widespread, and include individuals and businesses, and therefore have no representing credit rating.

See also note 7 as to the assessment by aging of the trade receivables and related allowance for doubtful accounts.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued):

4. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, without incurring unacceptable losses or risking damage to the Company's reputation. The Company's policy is to ensure that it has sufficient cash and cash equivalents, and credit facilities to meet expected operational expenses, dividends, and financial obligations.

The following are the contractual maturities of financial liabilities, including estimated interest payments:

The amounts disclosed in the table are the contractual undiscounted cash flows.

December 31, 2009	1st year	2nd year	3rd year	4 to 5 years	More than 5 years	Total
	New Israeli Shekels In millions
Notes payable series A	809	778	189			1,776
Notes payable series B	16	15	15	252	236	534
Non-current bank borrowings	7	6	6	307		326
Trade and other payables	777					777
Parent group - trade	34					34
Other liabilities	2	2				4
Foreign currency forward contracts	3					3
Embedded derivatives	1					1
	1,649	801	210	559	236	3,455

December 31, 2008	1st year	2nd year	3rd year	4 to 5 years	More than 5 years	Total
	New Israeli Shekels In millions
Notes payable series A	628	780	749	182		2,339
Trade and other payables	819					819
Parent group - trade	4					4
Other liabilities	6	2	3			11
Foreign currency forward contracts	1					1
CPI forward contracts	6					6
	1,464	782	752	182		3,180

See notes 14 and 15 in respect of issuance of notes payable series B and new credit facilities.
See note 18 in respect of special dividend in the amount of NIS 1.4 billion.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued):

4. Liquidity risk (continued)

The following table shows expected cash flows of the freestanding forward contracts that were recognized as financial liabilities.

As at December 31, 2009	1st year	2nd year	Total
	New Israeli Shekels In millions
Foreign currency forward contracts: amounts to be received	75		75
Foreign currency forward contracts: amounts to be paid	(78)		(78)
	(3)		(3)

As at December 31, 2008	1st year	2nd year	Total
	New Israeli Shekels In millions
Foreign currency forward contracts: amounts to be received	95		95
Foreign currency forward contracts: amounts to be paid	(96)		(96)
	(1)		(1)
CPI forward contracts to be settled net	(6)		(6)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued):

b.	Capital risk management

See note 13(f) regarding financial covenants in respect of credit facilities.
See note 18(h) regarding dividends policy

c.	Fair values of financial instruments

Effective 1 January 2009, the Company adopted the amendment to IFRS 7 for financial instruments that are measured in the statement of financial position at fair value, this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3)

The financial instruments that are measured at fair value through profit or loss are derivative financial instruments.

The fair value of forward contracts are calculated by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date (Level 2).

The fair value of embedded derivatives financial instruments is estimated by discounting the difference between the contractual price and the current price for the residual maturity of the contract using a risk free interest rate (level 2).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – FINANCIAL RISK MANAGEMENT (continued):

c.	Fair values of financial instruments (continued):

As detailed in note 2(i) the financial instruments are categorized as following:

* Fair Value Through Profit or Loss (FVTPL)
* Loans and Receivables (L&R)
* Amortized Cost (AC)

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

		December 31, 2008			December 31, 2009
	Category	Carrying amount	Fair value	Interest rate used(**)	Carrying amount	Fair value	Interest rate used(**)
		New Israeli Shekels In millions
Assets
Cash and cash equivalents	L&R	184	184		329	329
Trade receivables (***)	L&R	1,520	1,530	6%	1,749	1,754	4.25%
Other receivables (*)	L&R	19	19		8	8
Derivative financial instruments	FVTPL Level 2	27	27		18	18
Liabilities
Notes payable series A	AC	2,155	2,169	Market quote	1,681	1,765	Market quote
Notes payable series B (****)	AC				448	434	4.19%
Trade payables and other (*)	AC	819	819		777	777
Non-current bank borrowing	AC				300	300
Parent group – trade (*)	AC	4	4		34	34
Capital lease obligation	AC	11	11		4	4
Derivative financial instruments	FVTPL Level 2	7	7		4	4
Current bank borrowings including current maturities (*)	AC	20	20

(*)	The fair value of these current financial instrument does not differ significantly from its carrying amount, as the impact of discounting is not significant.
(**)	Weighted average of interest rate used.
(***)	The fair value of trade receivables is based on discounted cash flows using rates based on the average borrowing rates.
(****)	The fair value of notes payable series B trade is based on discounted cash flow calculations.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TRADE RECEIVABLES:

(a)	Composition:

	New Israeli Shekels
	January 1	December 31
	2008	2008	2009
	In millions
Trade (current and non-current)	1,813	1,837	2,056
Deferred interest income	(83)	(67)	(58)
Allowance for doubtful accounts	(163)	(250)	(249)
	1,567	1,520	1,749
Current	1,121	1,103	1,275
Non - current	446	417	474

Non-current trade receivables bear no interest. These balances are in respect of equipment sold in installments (18-36 monthly payments). Income in respect of deferred interest is the difference between the original and the present value of the trade receivable as of the end of the reporting period. The current amount is computed on the basis of the interest rate relevant at the date of the transaction (2008 – 4.35% - 7.52%) (2009 – 4% - 5.25%).

During 2009 and 2008 the Company factored most of its non-current trade receivables resulting from sales of handsets by credit cards. The factoring was executed through a clearing company, on a non-recourse basis. The factoring of accounts receivable was recorded by the Company as a sales transaction under the provisions of IAS 39. During the year ended December 31, 2009 and 2008, the Company factored NIS 124 million and NIS 290 million of trade receivables with credit cards. The resulting costs were charged to "finance expenses" in the statement of income, as incurred.

(b)	Allowance for doubtful accounts:

The changes in the allowance for the years ended December 31, 2008 and 2009 are as follows:

	New Israeli Shekels
	Year ended
	2008	2009
	In millions
Balance at beginning of year	163	250
Utilization during the year	(4)	(72)
Change during the year	91	71
Balance at end of year	250	249

Doubtful accounts expenses are recorded in the statement of income under General and Administrative expenses.

See note 5 regarding trade receivables credit risk.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TRADE RECEIVABLES (continued):

(b)	Allowance for doubtful accounts (continued):

The aging of gross trade receivables and their respective allowance for doubtful accounts as of, December 31, 2008 and 2009 is as follows:

	Gross	Allowance	Gross	Allowance
	New Israeli Shekels In millions
	December 31
	2008		2009
Not past due	1,522	56	1,734	57
Past due less than one year	117	44	104	33
Past due more than one year	198	150	218	159
	1,837	250	2,056	249

Trade receivables that are not past due are rated by the Company as risk class 1, and trade receivables that are past due are rated by the Company as risk class 2.

With respect to the trade receivables that are neither impaired nor past due, there are no indications as of the end of the reporting period that the debtors will not meet their payment obligations.

NOTE 8 – INVENTORY:

a.	Composition

	New Israeli Shekels
	January 1	December 31
	2008	2008	2009
	In millions
Handsets	94	77	106
Accessories and other	19	21	27
Spare parts	20	22	18
ISP modems and related equipment	-	5	7
	133	125	158

b.	Inventories at December 31, 2009, are presented net of an allowance for decline in value in the amount of NIS 9 million (December 31, 2008 – NIS 5 million, January 1, 2008 - NIS 4 million).

The cost of inventory recognized as expenses and included in cost of revenue for the years ended December 31, 2008 and 2009 amounted to NIS 843 million, and NIS 564 millions respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – PROPERTY AND EQUIPMENT, NET:

	Communication network	Computers(**)	Optic fibers and related assets	Office furniture and equipment	Leasehold improvements	Total
	New Israeli Shekels In millions
Cost

Balance at January 1, 2008 (*)	1,287	93	134	11	165	1,690
Additions	382	46	108	7	15	558
Disposals	9	1				10
Balance at December 31, 2008	1,660	138	242	18	180	2,238

Additions	316	85	59	9	20	489
Disposals	45	1				46
Balance at December 31, 2009	1,931	222	301	27	200	2,681

Accumulated Depreciation

Balance at January 1, 2008
Depreciation for the year	242	26	11	5	27	311
Disposals	8					8
Balance at December 31, 2008	234	26	11	5	27	303

Depreciation for the year	267	39	14	9	28	357
Disposals	42	1				43
Balance at December 31, 2009	459	64	25	14	55	617

Carrying amounts, net

At January 1, 2008	1,287	93	134	11	165	1,690
At December 31, 2008	1,426	112	231	13	153	1,935
At December 31, 2009	1,472	158	276	13	145	2,064

(*) representing fair value evaluation made on the transition date to IFRS, see also note 2 f.
(**) including capital leased.

Depreciation expenses are included in the statement of income in cost of revenues NIS 280 million and NIS 338 million, selling and marketing expenses NIS 12 million and NIS 7 million, and general and administrative expenses NIS 19 million and NIS 12 million for the years ended December 31, 2008 and 2009 respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – LICENCES AND OTHER INTANGIBLE ASSETS, NET:

	Licenses	Customer relationships	Subscriber acquisition and retention costs	Computer software	Total
	New Israeli Shekels In millions
Cost

Balance at January 1, 2008	2,104	18		610	2,732
Additions				31	31
Disposals				2	2
Balance at December 31, 2008	2,104	18		639	2,761

Additions			199	33	232
Disposals	12		18	265	295
Balance at December 31, 2009	2,092	18	181	407	2,698

Accumulated amortization

Balance at January 1, 2008	932	4		415	1,351
Amortization for the year	85	3		64	152
Disposals				2	2
Balance at December 31, 2008	1,017	7		477	1,501

Amortization for the year	76	3	88	53	220
Disposals			18	265	283
Balance at December 31, 2009	1,093	10	70	265	1,438

Carrying amounts, net

At January 1, 2008	1,172	14		195	1,381
At December 31, 2008	1,087	11		162	1,260
At December 31, 2009	999	8	111	142	1,260

Amortization expenses are included in the statement of income in cost of revenues.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 – OTHER PAYABLES

	New Israeli Shekels
	January 1	December 31
	2008	2008	2009
	In millions
Employees and employee institutions	135	122	137
Liability for vacation and recreation pay	21	24	21
Government institutions	85	82	61
Sundry	15	18	19
	256	246	238

NOTE 12 – PROVISIONS INCLUDING DISMANTLING AND RESTORING SITES OBLIGATION

	Dismantling and restoring sites obligation	Legal claims	Handset warranty	Total
	New Israeli shekels In millions

Balance as at January 1, 2009	23		*	23
Additions during the year	*	33	1	34
Change in dismantling costs	(2.5)			(2.5)
Reductions during the year			*	*
Unwind of discount	2.5	*	*	2.5
Balance as at December 31, 2009	23	33	1	57
Non-current	23	-	-	23
Current	-	33	1	34
Balance as at December 31, 2008	23		*	23
Non-current	23			23
Current			*	*

* Representing an amount less than NIS 1 million

Dismantling and restoring sites obligation

The abovementioned additions during the year and reductions during the year are non-cash transactions recorded against Property and equipment.

Legal claims

After the end of the reporting period an agreement was reached with the MOC in respect of usage of frequency bands, see note 17 (c) (16).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – BANK BORROWINGS

a.
The Company had a senior credit facility with leading commercial banks. The facility was divided into two tranches: a USD 150 million term loan facility ("Facility A") and a USD 100 million revolving loan facility ("Facility B"); In 2008, the Company's senior credit facilities consisted of a USD 75 million long-term loan facility (Facility A) and a USD 75 million revolving loan facility (Facility B). On September 1, 2008, Facility A expired, with USD 6 million borrowed and remaining to be repaid under Facility A in 2009. Facility B expired on September 1, 2009. The amounts drawn from facility A and facility B as of December 31, 2008 and 2009 were USD 6 million and nil, respectively. During 2009 the Company used facility B to draw short time credits.

b.
On October 1, 2009, a new facility ("Facility C") was received from a leading Israeli commercial bank. in the amount of NIS 250 million for a maximum period of 5 years, in wholesale interest rate plus a margin of 0.85%. The facility is used for short term financing. The wholesale interest rate of the bank as of December 31, 2009 was 1.1% per year. The Company is charged a commitment fee of 0.4% per year for undrawn amounts. As of December 31, 2009 no funds were drawn from this facility.

c.
On November 24, 2009, a new facility ("Facility D") was received from a leading Israeli commercial bank in the amount of NIS 700 million for a maximum period of 3 years, in wholesale interest rate plus a margin of 0.85%, effective from January 1, 2010. The facility is used for short term financing. The wholesale interest rate of the bank as of December 31, 2009 was 1.15% per year. The Company is charged a commitment fee of 0.4% per year for undrawn amounts.

d.
On December 2, 2009, a new facility ("Facility E") was received from a leading Israeli commercial bank in the amount of NIS 250 million for a maximum period of 3 years, in wholesale interest rate plus a margin of 0.85%, effective from January 1, 2010. The facility is used for short term financing. The wholesale interest rate of the bank as of December 31, 2009 was 1.1% per year. The Company is charged a commitment fee of 0.4% per year for undrawn amounts.

e.
On December 28, 2009, a new loan was received from a leading Israeli commercial bank in the amount of NIS 300 million for a period of 4 years, bearing variable interest at the rate of the Israeli Prime interest rate minus a margin of 0.35%. The interest is payable quarterly. The principal is payable in one payment at the end of the loan period. The Israeli Prime interest rate as of December 31, 2009 was 2.5% per year. The Israeli Prime interest rate is determined by the Bank of Israel and updated on a monthly basis.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – BANK BORROWINGS (continued):

f.	Financial covenants:

With respect to Facilities C, D, E, the loan, and note payable series B (see note 14) the Company undertook to comply with financial covenants, which its main provisions are two ratios:

(1)
The ratio of (a) the amount of all financial obligations of the Company including bank guarantees that the Company has undertaken ("Total Debt") to (b) Earnings Before Interest costs, Tax, Depreciation and Amortization expenses ("EBITDA") after deducting Capital Expenditures shall not exceed 6.5; and

(2)	The ratio of (a) Total Debt to (b) the EBITDA of the Company shall not exceed 4.

The covenants are measured every six months on an annualized basis of twelve months and are based on the financial results for the preceding period of twelve months.

EBITDA is defined as the sum of (a) the net income before extraordinary items, (b) the amount of tax expenses set against the net profits including, without double counting,  any provisions for tax expenses, (c) and amortization and depreciation expenses, and (d) any finance costs net.

The Company was in compliance with all covenants stipulated for the years 2008 and 2009. See note 6 regarding the Company's exposure to market risks and liquidity risk.

g.	Negative pledge:

The Company provided a negative pledge undertaking (i.e., not to pledge any of its assets to a third party), except for a number of exceptions that were agreed upon, including pledge (other than by way of floating charge) in favor of a third party over specific assets or rights of the Company, securing obligations no greater than NIS 100 million in aggregate.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - NOTES PAYABLE:

Notes payable series A

a.
On March 31, 2005, the Company completed an offering of NIS 2,000 million of unsecured notes, which were issued at their NIS par value. The notes have been registered in Israel and are traded on the Tel-Aviv Stock Exchange (TASE). Of these notes approximately NIS 36.5 million were purchased by PFC. PFC also received an additional allocation of notes having an aggregate principal amount of NIS 500 million. These notes that PFC received pursuant to this additional allocation do not confer the right to receive any payment whatsoever on account of principal or interest until they are sold by PFC to a third party.

The net proceeds from the offering were approximately NIS 1,929 million after deducting the notes purchased by PFC, commissions and offering expenses.

The principal amount of the Notes is payable in 12 equal quarterly installments, beginning June 30, 2009.

The Notes bear NIS interest at the rate of 4.25% per annum, linked to the Israeli Consumer Price Index, which is payable quarterly on the last day of each quarter, commencing June 30, 2005.

On December 31, 2009, the Notes closing price was 119.86 points par value. The fair value of the note as of December 31, 2008 and 2009 was NIS 2,169 million and NIS 1,765 million, respectively.

b.	The amounts outstanding are as follows:

	New Israeli Shekels
	January 1	December 31
	2008	2008	2009
	In millions
Total amount	2,073	2,166	1,687
Less - offering expenses, net	17	11	6
Less – current maturities	-	542	750
	2,056	1,613	931

  PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - NOTES PAYABLE (continued):

c.	The principal payments due, linked to the CPI in effect as at each reporting date are as follows:

	New Israeli Shekels
	January 1	December 31
	2008	2008	2009
	In millions
Year ending December 31:
2009	518	542	-
2010	691	722	750
2011	691	722	750
2012	173	180	187
	2,073	2,166	1,687

d.
On December 27, 2009, the Company announced that its Board of Directors had resolved to distribute a special dividend of NIS 1.4 billion, or NIS 9.04 per share, to the Company's shareholders and reduce equity by NIS 1.4 billion.

Because the amount of the special dividend exceeds the legally available surplus for distribution, on December 31, 2010, the Company submitted an application ("Distribution Application") to the District Court having jurisdiction to request Court approval for the dividend distribution not in accordance with the conditions set forth in the law. Various applications and objections to the Distribution Application were submitted to the Court on behalf of a few holders of the Company’s Notes Series A".  On February 22, 2010, the Company announced that the District Court had approved a final settlement between the Company and the objecting holders of Notes Series A (the "Settlement") and had approved the Distribution Application.  According to the Settlement, in the event of a reduction in the current credit rating of the Notes Series A by the credit rating company S&P Maalot, there would be an increase in the annual linked interest rate of the Notes Series A of 1% in the year 2010, and of 0.5% in the year 2011, for each reduction of one rating category from the current credit rating (AA-).  The increase would take effect from the date of publication of the credit downgrading, and remain in effect as long as the credit downgrading is valid.  The increase in the interest rate would terminate upon the earlier of a credit upgrade or by the end of the relevant calendar year, whichever occurs first, provided that the increased interest rate applies for at least three months.

As a result, the Company has announced that it will distribute the special dividend on March 18, 2010, to shareholders of record as of March 7, 2010.  On the dividend distribution date, the Company’s equity will also be reduced by NIS 1.4 billion. See also note 18.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - NOTES PAYABLE (continued):

Notes payable series B

a.
On November 29, 2009 the Company issued to Israeli institutional investors approximately NIS 448 million of unsecured non-convertible Series B notes through a private placement in Israel. The notes are linked (principal and interest) to increases in the Israeli consumer price index (CPI). The principal amount of Series B notes is repayable in four equal annual installments between 2013 and 2016 and bears interest at an annual rate of 3.4%. The interest is payable on a semi-annual basis.

b.
The interest rate on the Notes has been increased by 0.6% per annum and therefore the interest which is payable now is 4% until a prospectus or a shelf offering report is published for the listing of the Notes for trade on the TASE. The Notes have been rated ilAA-/Stable, on a local scale, by Standard & Poor's Maalot. The Notes are listed for trade on the "Institutional Retzef" a trading system for institutional investors in Israel. The Company has also undertaken to make best efforts to list the Notes for trade on the TASE until June 30, 2010. Nevertheless, in the event the Notes are not listed for trade on the TASE by such date, the interest rate applicable to the Notes prior to their listing as discussed above and below shall remain in effect until future listing of the Notes for trade on the TASE (if any). See note 6 (c) regarding the fair value of the notes payable.

So long as the Notes are not listed for trade on the TASE, the Company has undertaken the following: (i) to pay an additional interest at an annual rate of 0.6% until a prospectus or a shelf offering report is published for the listing for trade of the Notes on the TASE; (ii) to pay a one-time additional interest at an annual rate of 0.25% in the event there was a downgrade in the rating of the Notes from the date of the downgrade announcement by the rating agency, and until a prospectus or a shelf offering report is published for the listing of the Notes for trade on the TASE. Should the rating of the Notes be further downgraded, no additional interest payments will be made following such subsequent downgrades; (iii) a negative pledge (subject to certain curve-outs); and (iv) to undertake additional events of default of the Notes, as follows: (a) the rating of the Notes in Israel decreases below BBB (by Standard & Poor's Maalot or an equivalent rating by another rating agency) on a local scale; and (b) the Company fails to comply with its existing financial covenants, See note 13(f).  All such undertakings will be terminated upon the listing of the Notes for trade on the TASE, however, in the event the Notes are deregistered from the TASE (except deregistration resulting from merger or debt arrangement), such undertakings will become effective again (except the undertaking listed in subparagraph (ii) above). The Notes have not been, and will not be, registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

The principal payments due, at rates in effect as at the end of each reporting period are as follows:

New Israeli Shekels
December 31, 2009
In millions
Year ending December 31:
2013	112.25
2014	112.25
2015	112.25
2016	112.25
449
Less - offering expenses	1
Included in non-current liabilities	448

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 – OTHER NON-CURRENT LIABILITIES

1.	Non-current prepaid revenues:

The Company entered into several agreements to sell cable capacity. The agreements grant the customer an indefeasible right of use (IRU) of capacity of optics fiber for the life of the cable. Prepaid revenues from sales of cable capacity for the year ended December 31, 2008 and 2009 is NIS 5 million and NIS 4 million, respectively.

2.	Capital lease:

	New Israeli Shekels
	January 1	December 31
	2008	2008	2009
	In millions
Total commitment	10	11	4
Less - deferred interest expenses	*	*	*
	10	11	4
Less - current maturities	7	6	2
Non-current lease commitment	3	5	2

 * Representing an amount less than NIS 1 million

The commitments for capital lease are classified by currency of repayment linkage term and interest rates are as follows:

		New Israeli Shekels
	December 31	January 1	December 31
	2009	2008	2008	2009
	Weighted
	average
	interest rates	Amount
		In millions
Linked to the USD		6	2	-

Linked to the CPI	4.6%	4	9	4
		10	11	4

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances.

(1)
Most of the Company's severance pay liability to its employees, are based upon length of service and the latest monthly salary (one monthly salary for each year worked).

This liability is treated as a defined benefit plan. In respect of which the Company has plan assets which are held in trusts and foundations. The liability is presented net of the plan assets in the statement of financial position under the "liability for employee rights upon retirement, net".

(2)
The rest of the Company's obligation for severance pay is in accordance with section 14 of the Severance Compensation Act and is covered mainly by monthly contributions to trusts and foundations, this liability is treated as a defined contribution plan.

The company had contributed NIS 1 millions in accordance with section 14.

The contributions in accordance with the aforementioned section 14 commenced in 2009.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued):

The liability for severance pay under a defined benefit plan:

The amounts recognized in the statement of financial position are determined as follows:

	New Israeli shekels
	December 31
	2008	2009
	December 31
	In millions
Present value of funded obligations	134	151
Less: fair value of plan assets	81	113
Liability in the statement of financial position – presented as non-current liability	53	38

Changes during the year in the obligation recognized in the statement of financial position for post-employment defined benefit plans were as follows:

	New Israeli shekels
	December 31
	2008	2009
	In millions
Balance at January 1	116	134
Current service cost	29	32
Interest cost	7	9
Actuarial losses (gains)	2	(7)
Benefits paid	(20)	(17)
Balance at December 31	134	151

The changes during the year in the fair value of the plan assets is as follows:

	New Israeli shekels
	December 31
	2008	2009
	In millions
Balance at January 1	86	81
Expected return on plan assets	3	6
Actuarial gains (losses)	(16)	9
Employer contributions	23	27
Benefits paid	(15)	(10)
Balance at December 31	81	113

The Company expects to contribute NIS 30 million in respect of liability for severance pay under a defined benefit plan in 2010.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued):

The amounts recognized in the income statement are as follows:

	New Israeli shekels
	Year ended December 31
	2008	2009
	In millions
Current service cost	29	32
Interest cost	7	9
Expected return on plan assets	3	6
Total expenses recognized in the income statement	33	35
Charged to the statement of income as follows:
Cost of revenues	19	21
Selling and marketing expenses	7	7
General and administrative expenses	3	4
Finance costs, net	4	3
	33	35
Actuarial losses (gains) recognized in the statement of comprehensive income, before tax	18	(16)
Actual loss (return) on plan assets	13	(15)

The principal actuarial assumptions used were as follows:

	December 31
	2008	2009
	%	%

Discount rate	5.49%	5.70%
Inflation rate	2.16%	2.73%
Expected return on plan assets	5.49%	5.70%
Expected turnover rate	6% - 27%	8% - 32%
Future salary increases	5.02%	4.92%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – COMMITMENTS AND CONTINGENCIES:

a.	Commitments:

1)	Royalty Commitments

The Company is committed to pay royalties to the Government of Israel on its "income from cellular services" and also income from fixed-line phone services as defined in the "Telecommunications (Royalties) Regulations, 2001" (hereafter - the Regulations), which includes all kinds of income of the Company from the granting of communication services under the licenses - including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts, payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment.

During 2004, a reduction in the percentage of royalties was approved; accordingly, the rate of royalty payments (3.5%) paid by cellular operators is reduced annually by 0.5%, starting January 1st 2006, to a level of 1% at 2010.

The royalty expenses for the years ended December 31, 2008 and 2009 were approximately NIS 68 million and NIS 65 million, respectively, and are included under "cost of revenues".

2)
Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. The Company paid a total amount of approximately NIS 55 million, for each of the  years 2008 and 2009. Under the above Regulations should the Company choose to return a frequency, such payment is no longer due.

3)	At December 31, 2009, the Company is committed to acquire property and equipment for approximately NIS 86 million.

4)
At December 31, 2009, the Company is committed to acquire handsets for approximately NIS 848 million including an estimation of the following. On June 15, 2009 the Company announced that it has entered into an agreement with Apple Sales International for the purchase and resale of iPhone handsets in Israel. The term of the Agreement is three years during which the Company has agreed to purchase a minimum quantity of iPhone handsets per year which quantity will represent a significant portion of the Company's expected handset purchases over that period. The total cost of the purchases will depend on the prices of the handsets at the time of purchase.

5)	See note 13(f) regarding financial covenants and note 13 (g) regarding negative pledge.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – COMMITMENTS AND CONTINGENCIES (continued):

b.	Operating leases:

The Company has entered into operating lease agreements as follows:

1)
After the end of the reporting period an amendment to the lease agreements for its headquarters facility in Rosh Ha'ayin was signed. According to which the lease term is until the end of 2016, and the Company has an option to shorten the lease period to end in 2014. The rental payments are linked to the Israeli CPI.

2)
Lease agreements for service centers and retail stores for a period of two to five years. The Company has an option to extend the lease periods for up to twenty years (including the original lease periods). The rental payments are linked to the dollar or to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

3)
Lease agreements in respect of cell sites and switching stations throughout Israel are for periods of two to three years. The Company has an option to extend the lease periods up to ten years (including the original lease periods). The rental payments fees are linked to the dollar or linked to the Israeli CPI. Some of the extension options include an increase of the lease payment in a range of 2%-10%.

4)	As of December 31, 2009 operating lease agreements in respect of vehicles are for periods of up to three years. The rental payments are linked to the Israeli CPI.

5)	Non-cancelable minimum operating lease rentals are payable including option periods which are reasonably certain are as follows:

New Israeli shekels
December 31, 2009
In millions
Less than one year	220
Between one and five years	646
More than five years	462
1,328

6)	The rental expenses for the years ended December 31, 2009 and 2008 were approximately NIS 247 million, and NIS 233 million, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – COMMITMENTS AND CONTINGENCIES (continued):

c.	Lawsuits and litigations:

In the ordinary course of business, the Company is involved in a number of lawsuits. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings that may require a reassessment of this risk. The Company's assessment of risk is based both on the advice of legal counsel and on the Company's estimate of the probable settlement amount that is expected to be incurred, if such a settlement will be agreed by both parties.

The most material litigation and claims that are described below:

1)
On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants, if the claim is recognized as a class action, is estimated at approximately NIS 120 million (if the court rules that no fee should have been collected) or alternatively NIS 90 million (if the court rules that the fees are excessive). The claim is still in the preliminary stage of the motion to certify it as a class action.

2)
On August 8, 2006, a claim was filed against the Company and other cellular telecommunication companies together with a request to recognize this claim as a class action for collecting undue payment from its customers on calls to land line companies when the receiver of the call hangs up first. The amount of the claims against all the defendants, if the claim is recognized as a class action, is estimated at approximately NIS 100 million for the seven year period leading up to the filing of the claim. The claim is still in the preliminary stage of the motion to certify it as a class action.

3)
On February 27, 2007, a claim was filed against the Company and two other cellular telecommunication companies together with a request to recognize this claim as a class action. The claim is for sums that were allegedly overcharged in breach of the Company's licenses, based on intervals larger than the intervals the defendants were allegedly authorized to charge under their licenses, for calls initiated or received by the subscribers while abroad. If the claim is recognized as a class action, the total amount claimed from the defendants is estimated by the plaintiffs to be approximately NIS 449 million, of which, approximately NIS 88 million is attributed to the Company.

On August 20, 2009, the claim was dismissed.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – COMMITMENTS AND CONTINGENCIES (continued):

4)
On August 9, 2007, a claim was filed against the Company, together with a request to recognize this claim as a class action. The claim is that the Company discontinues providing services to prepaid subscribers that have not used their number for a period of thirteen months and transferred the number to other subscribers. The claimants allege that this violates the terms of the Company's license as well as the requirements against deception and the disclosure requirements in the Consumer Protection Law.

If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 161.7 million. The claim is still in the preliminary stage of the motion to certify it as a class action.

5)	On December 16, 2007 a claim and a motion to certify the claim as a class action was filed against the Company and two other cellular communications companies.

The plaintiffs allege that cell sites were illegally erected near their properties, causing environmental damage. They seek various remedies, including removal of all alleged illegal devices, and if the claim is recognized as a class action a sum of NIS 1 billion (1,000 NIS per person times 1 million people allegedly effected) that would be given to a fund managed by environment and cellular specialists. The claim is still in the preliminary stage of the motion to certify it as a class action.

6)
On November 29, 2007 a petition was filed in the Supreme Court against the Minister of Communications, the Legal Counsel of the Israeli Ministry of Communications and the Chief Executive Officer in the Ministry of Communications, and also against the Company (as well as two other cellular communications companies) as formal respondents.

The petition deals with the decision of the Minister of Communications according to which cellular companies are not allowed to market programs that include limitation to 1 minute minimum (programs that charge the subscriber for the whole first minute even if he used only a part of it).

The petitioner's motion is to implement the above mentioned decision retroactively and alternatively to instruct the cellular companies to forfeit the fines they collect from customers who wish to leave these programs.

On January 25, 2010 the petition was dismissed.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – COMMITMENTS AND CONTINGENCIES (continued):

7)
On March 23, 2008, a claim and a motion to certify the claim as a class action were filed against the Company. The claim is that the Company overcharges subscribers for calls and that the subscribers' bill includes incorrect and unclear information.

The total amount to be claimed under the class action is not estimated by the plaintiff.

On January 11, 2010, the claim was dismissed.

8)
On June 26, 2008, a claim and a motion to certify the claim as a class action were filed against the Company. The claim is that the Company is charging consumers for providing special numbers, allegedly in breach of the Company's license. If the claim is recognized as a class action, the total amount claimed from the defendants, is estimated by the plaintiffs to be approximately NIS 90 million. During a preliminary hearing that took place on June 22, 2009, the court asked the plaintiff to consider the continuation of his legal procedure. On September 6, 2009, the court set up dates for the filing of summations by the parties.

On January 7, 2010, the claim was dismissed. On February 10, 2010, the plaintiff submitted an appeal to the Supreme Court in Jerusalem.

9)
On January 19, 2009, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company misled its customers who purchased a particular model of handset by not highlighting the fact that there were faults with certain of that model's functions and not offering replacement models free of additional obligation. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 70 million. The claim is still in the preliminary stage of the motion to certify it as a class action.

10)
On March 18, 2009, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company should not have charged its subscribers for various different services under certain circumstances. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 1,250 million.

On August 17, 2009 the claim was dismissed.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – COMMITMENTS AND CONTINGENCIES (continued):

11)
On April 22, 2009, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charges certain subscribers for certain calls not according to their rate plan. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 187 million. The claim is still in the preliminary stage of the motion to certify it as a class action.

12)
On August 17, 2009, a claim and a motion to certify the claim as a class action were filed against the Company, another cellular operator and two content providers and integrators. The claim alleges that the Company charged subscribers for certain content services, without their consent. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 228 million. The claim is still in the preliminary stage of the motion to certify it as a class action.

13)
On August 24, 2009, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company misled its subscribers by wrongfully not disclosing material terms of sale in a certain marketing campaign that it carried out. If the claim is recognized as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 982 million.

On January 17, 2009 the claim was dismissed.

14)
On November 17, 2009, a claim and a motion to certify the claim as a class action were filed against the Company, two other cellular communications companies and the Minister of Communications. The claim alleges that the cellular operators discriminate against the non-religious subscribers by not offering them certain tariffs and terms that are offered to the religious sector. If the claim is recognized as a class action, the total amount claimed from the defendants is estimated by the plaintiffs to be approximately NIS 900 million (for all defendants together). The claim is still in the preliminary stage of the motion to certify it as a class action.

On February 11, 2010, the claim was dismissed.

15)
Additional 10 claims were filed against the Company, together with a request to recognize these claims as class actions. The total amount of the claims against the Company, if the claims are recognized as a class action, is estimated at approximately NIS 315 million. One of the claims in the amount of NIS 28 million was recognized as a class action.

16)
On May 20, 2008, the Ministry of Communications (MOC) informed the Company that following an audit of the MOC by the State Comptroller they are reconsidering the Company's continued use of one of the frequency bands which the Company is using on a shared basis with another operator and claiming payment for its past use (which according to the MOC's claim is approximately NIS 42.5 million).

On February 2010 an agreement with the MOC was reached, according to which the allocation of the frequency bands was completed, and the sum that the Company is required to pay for the use of the frequency band was agreed. Accordingly, the Company recognized a provision of NIS 31 million as of December 31, 2009 in respect of the above issue.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – COMMITMENTS AND CONTINGENCIES (continued):

17)
Section 197 of the Building and Planning Law states that a property owner has the right to be compensated by a local planning committee for reductions in property value as a result of a new building plan.

In January 2006, the Non-ionizing Radiation Law was published, amending the Planning and Building Law so that local Planning and Building committees must require indemnification letters against reduction in property value from the cellular operators requesting building permits.

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36.

Between January 3, 2006 and December 31, 2009 the Company provided the local authorities with 348 indemnification letters as a pre-condition for obtaining building permits.

If the Company shall be required to make substantial payments under the indemnity letters, it could have an adverse effect on the Company's financial results.

The Company assumes that the requirement to provide indemnification letters might require it to change locations of sites to different, less suitable locations and to dismantle some of their sites. These changes in the deployment of the sites might have an adverse effect on the extent, quality and capacity of the network coverage.

18)	In addition to all the above mentioned claims the Company is a party to various claims arising in the ordinary course of its operations.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 – SHAREHOLDER'S EQUITY AND SHARE BASED PAYMENTS:

a.	Share capital:

The Company's shares are traded in the form of American Depository Receipts ("ADRs"), each representing one ordinary share, on the NASDAQ Global Market, and on the Tel-Aviv stock exchange (TASE) according to the dual listing regulations.

Under the provisions of the license granted to the Company (note 1a(2)), restrictions are placed on transfer of Company shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company's shares to a third party.

On February 6, 2008, the Company's Board of Directors approved a share buyback of up to NIS 600 million in 2008. Through December 31, 2008 the Company purchased 4,467,990 shares at the cost of NIS 351 million. In view of the significant market turbulence, the Board of Directors subsequently suspended the share buy-back plan.

In accordance with Israeli Companies Law, Company shares that have been acquired and are held by the Company are dormant shares as long as they are held by the Company, and as such they do not bear any rights until they are transferred to a third party.

The holders of ordinary shares are entitled to receive dividends as declared.

See also note 18 c. in respect of dividends.

b.	Share based compensation to employees – share options:

1) a.
In October 2000, the Company's Board of Directors approved an employee stock option plan (hereafter - the "2000 Plan"), pursuant to which 4,472,222 ordinary shares were reserved for issuance upon the exercise of 4,472,222 options to be granted to employees without consideration. The options vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company's employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

The NIS denominated exercise price per share of the options, is equal to the market price of the Company's shares on the date on which the options are granted.

During November 2003, 419,930 options of this plan were transferred to options under the 2003 amendment Plan (see c below).

Through December 31, 2009 - 5,317,555 options were granted pursuant to the 2000 Plan, of which 3,774,722 options have been exercised, 1,395,333 options were forfeited and 111,000 expired (options forfeited and expired were available for subsequent grants).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 - SHAREHOLDER'S EQUITY AND SHARE BASED PAYMENTS (continued):

b.
On November 13, 2003, the Company's Board of Directors approved an amendment to the terms and provision of the 2000 Plan, in order to adjust the terms of the 2000 Plan to comply with new tax legislation that came into force in January 2003. On December 2003, the Company offered the employees, who received options under the 2000 plan, to exchange their unvested options, with the same amount of identical options, under the amended plan and to benefit from the capital gain's tax route pursuant to Section 102(b)(2) of the Israeli Income Tax Ordinance. Employees holding options to purchase 962,104 ordinary shares accepted this offer.

On December 30, 2003, the Company's Board of Directors approved the grant of 195,000 options (out of the 419,930 options that were transferred from the 2000 Plan) under the 2003 amended Plan with an exercise price of NIS 20.45 - which was less than the market price on the date of grant. Through December 31, 2007 all 195,000 options that were granted have been exercised.

The options vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company's employ.

On 26 March 2008, the Board of Directors of the Company approved the termination of the 1998 Plan, the 2000 Plan and 2003 Amended Plan.  Since then, no further share options were granted under these three plans, and all outstanding share options thereunder will remain valid and bear all terms and conditions of the relevant option plans.

c.
In July 2004, the Company's Board of Directors approved a stock option plan (hereafter - the "2004 Plan"), pursuant to which 5,775,000 ordinary shares were reserved for issuance upon the exercise of 5,775,000 options to be granted without consideration. The options vest in four equal annual batches, provided the employee is still in the Company's employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

For grants made after December 31, 2008 the NIS denominated exercise price per share of the options, is equal to the average market price of the Company's shares for the 30 trading days preceding the day on which the options are granted.

On March 26, 2008, the 2004 Share Option Plan was amended by the Board of Directors to include the following material amendments for new grants: to increase the total number of the Company's shares reserved for issuance upon exercise of all options granted under the 2004 Share Option Plan by 8,142,000 shares; to introduce the acceleration of option vesting and exercisability in the event of a change of control or voluntary winding up; and to allow, upon compliance with certain conditions, the "cashless" exercise of vested options, according to which, upon exercise by the option holder of a given number of options, but without payment of the exercise price, the option holder would receive from the Company only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise price.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 - SHAREHOLDER'S EQUITY AND SHARE BASED PAYMENTS (continued):

d.
On February 23, 2009, the 2004 Share Option Plan, was further amended by the Board of Directors (the "Plan Amendments") to include the following two material amendments: (i) with respect to options granted on or after February 23, 2009, the date of approval of the Plan Amendments by the Board of Directors (the "Board Approval"),a dividend-adjustment mechanism, reducing the exercise price of such options following each dividend distribution in the ordinary course in an amount in excess of 40% (forty percent) or of another percent resolved by the Board of Directors, of the Company's net income for the relevant period ("the Excess Dividend") by an amount equal to the gross amount of the Excess Dividend per Ordinary Share. (ii) with respect to all options granted under the 2004 Share Option Plan, a dividend adjustment mechanism reducing the exercise price of such options following each dividend distribution other than in the ordinary course, by an amount which the Board of Directors considers as reflecting the impact such distribution will have or will likely to have on the trading price of the Ordinary Shares, and provisions authorizing the Board of Directors to allow option holders to exercise their vested options during a fixed period, through a cashless exercise procedure, pursuant to which each vested option will entitle its holder to the right to purchase Ordinary Shares (subject to the adjustments). The Plan Amendments were approved by the Company's shareholders.

The amendment of the 2004 plan on February 2009 did not have an effect on the Company's financial results regarding the grants made before that date.

Through December 31, 2009 – 11,312,500 options have been granted to Company's employees pursuant to the 2004 Plan, of which 4,459,041 options have been exercised, 1,569,389 options were forfeited and 4,625 options expired (options forfeited and expired are available for subsequent grants).

As of December 31, 2009 - 4,178,514 of the 2004 Plan remain ungranted.

The ordinary shares derived from the exercise of the options confer the same rights as the other ordinary shares of the Company.

On February 9, 2010 the Company's Board of Directors approved the cashless exercise procedure according to which, option holders who were granted options on or after February 23, 2009 would be allowed to exercise their options only through a cashless exercise procedure and those granted options before February 23, 2009 would be able to choose between the cashless exercise procedure and the regular option exercise procedure.

On December 27, 2009, following a resolution to distribute a special dividend in the amount of NIS 1.4 billion (as a result of a capital reduction), the Board of Directors approved a reduction to the exercise price in an amount equivalent to 50% of the special dividend per share.

e.
The plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plans, as follows:

Through December 31, 2003, the amount that the Company will be allowed to claim as an expense for tax purposes will be the amount of the benefit taxable in the hands of the employee.  From January 1, 2004, the amount that the Company will be allowed to claim as an expense for tax purposes, will be the amount of the benefit taxable as work income in the hands of the employee, while that part of the benefit that is taxable as capital gains in the hands of the employee shall not be allowable.

The aforementioned expense for tax purposes will be recognized in the tax year that the employee is taxed, except as described below.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 - SHAREHOLDER'S EQUITY AND SHARE BASED PAYMENTS (continued):

In December 2002, the Company signed an agreement with the tax authorities concerning the tax liabilities of its employees regarding the benefit arising from the options granted to them and were exercised by December 31, 2002; and/or (2) options that vest by December 31, 2003 and were exercised by March 31, 2004. According to the agreement, the individual tax rate on the taxable income received by the employees in connection with the benefit arising from the options will be reduced; in return, the Company will defer the deduction of such an expense, for a period of 4 years from the date it commences paying income taxes.

The Company claimed these expenses during 2009 for tax purposes.

2)	Following is a summary of the status of the plans as of December 31, 2008 and 2009 and the changes therein during the years ended on those dates:

	Year ended December 31
	2008		2009
	Number	Weighted average exercise price	Number	Weighted average exercise price
		NIS		NIS
Balance outstanding at beginning
of year	2,863,818	36.06	2,231,187	39.21
Changes during the year:
Granted	76,000	66.05	4,185,500	*60.42
Exercised	(566,614)	29.38	(1,020,742)	37.28
Forfeited	(142,014)	29.62	(71,250)	29.1
Expired	(3)	1.27	(8,750)	27.35
Balance outstanding at end of year	2,231,187	39.21	5,315,945	56.47
Balance exercisable at end of year	1,031,312	33.64	928,945	45.25

* After taking into account the dividend benefit.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 2008 and 2009 is NIS 14.46 and NIS 8.94 per option, respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 2008 6.21% and 2009 4.42%; expected volatility of 24% and 27%, respectively; risk-free interest rate: 2008 - 4.3%, 2009 – 2.9%; weighted average expected life: 2008-3 years, 2009 - 4 years. The expected volatility is based on a historical volatility, by statistical analysis of the daily share price for periods corresponding the option's expected life. The expected life is expected length of time until expected date of exercising the options, based on historical data on employees' exercise behavior and anticipated future condition.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 - SHAREHOLDER'S EQUITY AND SHARE BASED PAYMENTS (continued):

Share options outstanding as of December 31, 2009 have the following expiry date and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS
2010	17,750	17.49
2011	18,750	21.72
2014	294,600	26.74
2015	29,325	30.73
2016	170,500	33.12
2017	635,250	53.08
2018	68,770	66.05
2019	4,081,000	60.47

Share options outstanding as of December 31, 2008 have the following expiry date and exercise prices:

Expire in	Number of options	Weighted average exercise price in NIS
2009	115,300	27.29
2010	20,250	17.46
2011	21,250	21.72
2014	636,779	26.74
2015	191,901	33.13
2016	353,707	33.14
2017	816,000	53.19
2018	76,000	66.05

c.	Dividends

	For the year ended December 31,
	2008		2009
	Per share in NIS	NIS in millions	Per share in NIS	NIS in millions
Cash dividends declared during the year	6.06	942	6.38	982
Tax withheld		(18)		(14)
Previously withheld tax - paid during the year		6		18
Net Cash flow in respect of dividends during the year		930		986

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 18 - SHAREHOLDER'S EQUITY AND SHARE BASED PAYMENTS (continued):

Dividends declared for the reported periods are as follows:

	Dividends Declared for the periods of the year
	2008		2009
	Per share in NIS	NIS in millions	Per share in NIS	NIS in millions
First quarter	1.24	194	1.54	237
Second quarter	1.26	194	1.49	230
Third quarter	1.54	236	1.94	299
Forth quarter	1.41	216	1.89	293
	5.45	840	6.86	1,059

On December 27, 2009 the Company announced that its Board of Directors' resolved to distribute a dividend of NIS 1.4 billion to the Company's shareholders. The Company submitted an application to the District Court to approve the dividend distribution  ("Distribution Application"). On February 22, 2010 the Company announced that the District Court approved the Distribution Application in the total amount of NIS 1.4 billion (exceeding the surpluses for distribution) to the Company's shareholders. Following the District Court's approval, the dividend in the total amount of NIS 1.4 billion which is NIS 9.04 per share is expected to be paid on March 18, 2010 to shareholders and ADS holders of record on March 7, 2010. The distribution will result in a reduction of equity by an equal amount and be financed by debt See also note 14 in respect settlement reached with notes payable series A holders.

On March 16, 2010, the Company's Board of Directors resolved and recommended the distribution of a cash dividend (with respect to the fourth quarter of 2009) in the amount of NIS 1.89 per share (approximately NIS 293 million) to shareholders of record on April 7, 2010, to be paid on April 22, 2010.

The Company intends to pay any dividends in shekels. Under current Israeli regulations, any dividends or other distributions paid in respect of ordinary shares may be freely repatriated in non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on or withheld from such dividends. Because exchange rates between the shekel and the US dollar fluctuate continuously, a holder of ADSs will be subject to currency fluctuation generally and, particularly, between the date when dividends are declared and the date dividends are paid..

The Company's dividend policy for 2009 provided for a dividend payout ratio of 80% of the annual net income, the same as with respect to the year 2008. For the year 2009, the Company distributed dividends and declared a final dividend on March 16, 2010 (with respect to the fourth quarter of 2009), which in the aggregate represent a payout ratio of approximately 93% of the Company's annual net income for the year.

See note 13(f) regarding financial covenants.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 – EXPENSES

a.	Cost of revenues

	New Israeli shekels
	Year ended December 31,
	2008	2009
	In millions

Payments to transmission, communication and content providers	1,306	1,238
Cost of revenues - equipment	843	564
Wages and employee benefits expenses plus car maintenance	471	557
Depreciation and amortization	432	558
Costs of replacing or repairing damaged handsets	213	212
Operating lease, rent and overhead expenses	279	293
Network maintenance	135	147
Carkit installation, IT support, and other operating expenses	89	93
Royalties expenses	68	65
Other	32	43
Total Cost of revenues	3,868	3,770

b.	Selling and marketing expenses

	New Israeli shekels
	Year ended December 31,
	2008	2009
	In millions
Wages and employee benefits expenses plus car maintenance	170	184
Advertising and marketing	103	118
Selling commissions, net	32	8
Depreciation	12	7
Other	71	70
Total selling and marketing expenses	388	387

c.	General and administrative expenses

	New Israeli shekels
	Year ended December 31,
	2008	2009
	In millions
Allowance for doubtful accounts	96	78
Wages and employee benefits expenses plus car maintenance	66	87
Professional fees	33	40
Credit card commissions	29	32
Depreciation	19	12
Other	41	41
Total general and administrative expenses	284	290

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 – EXPENSES (continued):

d.	Employee benefit expense

	New Israeli shekels
	Year ended December 31,
	2008	2009
	In millions
Wages and salaries, including social benefits; social security costs and pension cost: defined contribution plans and defined benefit plans	642	745
Expenses in respect of share options that were granted to employees	9	22
	651	767

NOTE 20 – OTHER INCOME, NET

	New Israeli shekels
	Year ended December 31,
	2008	2009
	In millions
Unwinding of trade receivables	65	60
Other income	-	12
Capital loss from sale of property and equipment	(1)	(3)
Net other income	64	69

NOTE 21 – FINANCE COSTS, NET

	New Israeli shekels
	Year ended December 31,
	2008	2009
	In millions
Fair value gain from derivative financial instruments, net	11	18
Net foreign exchange gains	10	-
Interest income from cash equivalents	4	1
Expected return on plan assets	3	6
Other	2	3
Finance income	30	28

Interest expenses	94	86
Linkage expenses to CPI	102	88
Interest costs in respect of liability for employees rights upon retirement	7	9
Net foreign exchange rate costs	-	9
Factoring costs, net	11	4
Other finance costs	-	8
Finance expense	214	204
Finance costs, net	184	176

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 – INCOME TAX EXPENSES:

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes through tax-year 2007, are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiary are taxed under this law.

On March 6, 2008, Amendment number 20 to this law was published, according to which the provisions of the Inflationary Adjustments Law will no longer apply to the Company in 2008 and thereafter, and therefore the Company and its subsidiary are measured for tax purposes from tax-year 2008 in nominal values.

b.	Tax rates applicable to income of the Company and its subsidiary

The income of the Company and its Israeli subsidiary is taxed at the regular rate.  Through December 31, 2003, the corporate tax was 36%.  In July 2004, Amendment No. 140 to the Income Tax Ordinance was enacted.  One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%.  In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140.  As a result of the aforementioned amendments, the corporate tax rates for are as follows: 2008 - 27%, 2009 - 26% and for 2010 and thereafter - 25%.

On July 23, 2009, The Law of Economic Efficiency (legislation amendments for implementation of the economic plan for the years 2009 and 2010) was enacted. One of the provisions of this law is that the corporate tax rate is to be gradually further reduced from 26% in 2009 and 25% in 2010 to 18% as follows: 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015, and for 2016 and thereafter – 18%.

As a result of the aforementioned change in the future corporate tax rate, the deferred tax assets as of September 30, 2009 have increased in the amount of approximately NIS 18 million, with corresponding decrease in deferred tax expenses.

c.	Losses carried forward to future years

At December 31, 2009, a subsidiary of the Company had carryforward tax losses of approximately NIS 15 million. The carryforward tax losses can be utilized indefinitely. The Company did not recognize deferred tax assets in respect thereof.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 - INCOME TAX EXPENSES (continued):

d.	Deferred income taxes

Balances of deferred tax asset (liability) are attributable to the following items:

Balance of deferred tax asset (liability) in respect of	As at January 1, 2008	Charged to the income statement	Charged to other comprehensive income	As at December 31, 2008	Charged to the income statement	Effect of change in corporate tax rate	Charged to other comprehensive income	As at December 31, 2009
	New Israeli shekels In millions
Allowance for doubtful accounts	43	23		66	(3)	(2)		61
Provisions for employee rights	14	1	5	20	(1)	(1)	(4)	14
Subscriber acquisition costs	42	(1)		41	(30)	(1)		10
Depreciable fixed assets	(46)	(44)		(90)	(35)	26		(99)
Amortized license and other intangibles	11			11	8	(4)		15
Options granted to employees	22			22	(18)			4
Financial instruments		9		9	(5)			4
Other	(1)	3		2	3			5
Total	85	(9)	5	81	(81)	18	(4)	14

	New Israeli shekels
	December 31,
	2008	2009
	In millions
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	76	57
Deferred tax assets to be recovered within 12 months	95	56
	171	113
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	90	99
Deferred tax liabilities to be recovered within 12 months	-	-
	90	99
Deferred tax assets (net)	81	14

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 - INCOME TAX EXPENSES (continued):

e.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b. above), and the actual tax expense:

	New Israeli shekels
	Year ended December 31
	2008	2009
	In millions
Profit before taxes on income,
as reported in the income statements	1,642	1,525
Theoretical tax expense	443	396
Increase (decrease) in tax resulting from
disallowable deductions:
In respect of previous years	2
For the current year	5	3
Change in corporate tax rate, see b above		(18)
Change in the estimated utilization period of
the tax assets	(4)
Other	(2)	3
Income tax expenses	444	384

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 22 - INCOME TAX EXPENSES (continued):

f.	Taxes on income included in the income statements:

1)	As follows:

	New Israeli shekels
	Year ended December 31
	2008	2009
	In millions
For the reported year:
Current	423	321
Deferred, see d above	20	76
Effect of change in corporate tax rate on deferred taxes		(18)
In respect of previous year:
Current	12	-
Deferred, see d above	(11)	5
	444	384

g.	Tax assessments:

1)	The Company has received final corporate tax assessments through the year ended December 31, 2006.

2)	Tax returns filed by the subsidiary through the year ended December 31, 2004 are considered to be final.

3)	All income before taxes and income tax expenses for all of the reporting periods are local in Israel.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Transactions with Hutchison group

During 2009 the Company entered into various agreements with Hutchison Telecom in the ordinary course of business for the purchase of certain products or services or obtaining licenses.  Each such related party agreement was subject to review by the Audit Committee pursuant to normal Company procedure.  In each case the Audit Committee concluded that the agreements were on market terms and would not have a substantial effect on the Company's results of operations or obligations.

Based on information provided to the Company by Advent, a wholly-owned subsidiary of Hutchison Telecom, Advent granted a one-time cash payment to selected employees of the Company, shortly following Advent’s sale of its controlling interest, in recognition of the contribution made by such employees to the value of the Company.  According to Advent, the aggregate value of such one-time payment to the Company’s executive officers was NIS 18.4 million.

Transactions with Hutchison group	New Israeli shekels
	Year ended December 31, 2008	Period from January 1, 2009 to October 28, 2009 (*)
	In millions
Acquisition of handsets from related parties	9	11

Selling commissions, maintenance and other expenses	4	5

(*) During the period from January 1, 2009 to October 28, 2009, expenses of NIS 0.4 million, NIS 15.6 million were made to Hutchison Telecommunications Cayman and Hutchison Telephone Company, respectively.

The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

As of October 28, 2009, upon Scailex becoming our principal shareholder, Hutchison Telecom and its affiliates were no longer related parties with Partner.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued):

b.	Transactions with Scailex group

As of October 28, 2009, upon Scailex becoming the Company's principal shareholder, Hutchison Telecom and its affiliates were no longer related parties with the Company.

On December 28, 2009, the Company's Audit Committee and Board of Directors approved the existing perennial agreement with Scailex, the Company's principal shareholder as of October 28, 2009. Under the agreement, the Company will purchase, from time to time, cellular handsets, accessories and spare parts which are manufactured by Samsung electronics Ltd. and imported into Israel by Scailex ("the Samsung Products").  The Company's Audit Committee and Board of Directors also approved additional commercial arrangements between Scailex and the Company related to the annual volumes of the Company's purchases of the Samsung Products and to Scailex’s annual gross profit margin from these transactions with the Company compared to their gross profit margin from similar transactions with all their customers in Israel (together with the annual agreement, the “Samsung Products Agreement"). The total volume of the transactions between Scailex and the Company under the Samsung Products Agreement shall not exceed NIS 250 million, on an annual basis. However, in accordance with the Samsung Products Agreement, Scailex and the Company may increase the scope of annual purchases of Samsung Products by an additional amount of up to NIS 50 million, subject to the approval of the Audit Committee and Board of Directors of each of the companies.

Pursuant to the terms of the Samsung Products Agreement, the prices of the Samsung Products shall be determined by negotiations between Scailex and us; however, Scailex’s total and accumulative annual gross profit margin from transactions with the Company regarding each group of products  (purchase of handsets, accessories or spare parts) ("Annual Gross Profit Margin") shall not exceed Scailex's average gross profit margin from the same group of products with their customers in Israel during the same calendar year (the "Average Gross Profit Margin"). If the Annual Gross Profit Margin of any group of products, exceeds Scailex's Average Gross Profit Margin, from the same group of Products, by more than 10% of the Average Gross Profit Margin, Scailex shall credit the difference to us.

The Samsung Products Agreement shall become effective subject to the approval of the General Meeting of Shareholders of the Company.  The term of the Samsung Products Agreement shall be for a period of three years commencing on October 28, 2009, the date Scailex became the Company's principal shareholder.

Transactions with Scailex group	New Israeli shekels
Period from October 28, 2009 to December 31, 2009
In millions
Service revenues	0.9

Acquisition of handsets from related parties	14

Selling commissions, maintenance and other expenses	2

The transactions are carried out in the ordinary course of business. Management believes that such transactions were carried out under normal market conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued):

c.	Statement of financial position items with related parties:

New Israeli shekels
December 31, 2008
In millions
Current liabilities: Hutchison group	4

New Israeli shekels
December 31, 2009
In millions
Current liabilities: Scailex group	34

d.	Key management compensation

Key management personnel are the senior management of the Company and the members of the Company's Board of Directors.

Key management personnel compensation (including directors) comprised:

	New Israeli shekels
	Year ended December 31
	2008	2009
	In millions
Salaries and short-term employee benefits	29	28
Long term employment benefits	4	5
Employee share-based compensation expenses	4	16
	37	49

In order to encourage the Company’s executive officers to remain with the Company following the sale by Advent of its controlling interest, the Company’s Board of Directors, upon the recommendation and approval of its Audit and Compensation Committees, adopted a two-year retention plan on September 9, 2009.  According to the terms of the plan, retention payments will be made to each of the Company’s eligible executive officers at the first and second anniversaries of the date of adoption of the retention plan, provided the executive officer has not resigned for reasons other than for certain justified reasons, as specified in the retention plan.  The amounts of the first and second potential retention payments are the same, and the maximum aggregate amount of all retention payments together is USD 6.5 million.

The Company undertook to pay Mr. Amikam Cohen, who retired from his functions as chief executive officer on January 1, 2007, and from the Company on April 1, 2007, as part of his special retirement compensation, a non-compete payment of USD 0.6 million, in five equal installments, each payment to be made at the end of a six-month period over two and a half years starting in November 2007.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 23 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued):

e.
On December 27, 2009, the Company’s Audit Committee and Board of Directors approved an extension of the Company’s headquarters lease agreement with Mivnei Ta'asiya Ltd ("Mivnei Ta'asiya").  Mr. Ilan Ben Dov, who is the controlling shareholder of Scailex, the Company's principal shareholder, is also the controlling shareholder of Tau Tshuot Ltd ("Tau"), which holds 4.9% of the issued share capital of Mivnei Ta'asiya.

Under the extension, the lease period for all rented office space shall be consolidated and extended for seven years (until 31 December 2016).  In consideration of the extension of the lease agreement, a discount of 5% has been granted on the rental fees. As a result, the lease fees for 2010 shall be NIS 24 million.

The Company shall have the right to extend the lease period by an additional three or five years. Should the Company choose to extend the lease by an additional five years, the lease fee shall be reduced by 2.5%.  The Company also has the right to shorten the lease period regarding all or part of the leased properties and terminate the lease on December 31, 2014.  See also note 17 b (1).

f.
During 2009 we purchased a substantial portion of our Nokia handsets from Eurocom Communications Ltd. On November 19, 2009, Eurocom sold their shares in the Company to Suny Electronics Ltd. The Company believes that the purchase transactions of the handsets from Eurocom were done at arms length and on market terms. If  need be, Nokia handsets can be purchased from both Israeli and and international suppliers and thereby reduce the dependency on Eurocom. These purchase prices may be higher than the purchase prices from Eurocom. As part of the Hutchison group, the Company benefited from conditions and prices of Nokia handset purchases, that were agreed upon between Hutchison and Nokia. Since the Company was acquired by Scailex and is no longer part of the Hutchison group, the purchase conditions from Eurocom may be updated. Additional conditions and agreements between the Company and Eurocom are set from time to time.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 24 – DILUTED EARNINGS PER SHARE

Following are data relating to the net income and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	New Israeli shekels
	Year ended December 31
	2008	2009
Profit used for the computation of
basic and diluted EPS:
Profit (in millions)	1,198	1,141
Weighted average number of shares used
in computation of basic EPS (in thousands)	155,350	153,809
Add - net additional shares from assumed
exercise of employee stock options (in thousands)	1,170	1,008
Weighted average number of shares used in
computation of diluted EPS (in thousands)	156,520	154,817

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS:

An explanation of how the transition from US GAAP to IFRS has affected the Company's financial position and financial performance is set out in the following tables and the notes that accompany the tables.

Exemptions from full retrospective application elected by the Company:

(1)	Fair value as deemed cost exemption The Company has elected to measure property and equipment at fair value as at January 1, 2008. See A Below.

(2)
Business combinations exemption

The Company has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the January 1, 2008 transition date.

The following adjustments relate to the effect of the transition to reporting under IFRS, as issued by the International Accounting Standards Board, as do the explanations with respect to these adjustments and with respect to the exemptions that the Company has elected to apply upon the transition to the IFRS. The adjustments are presented as follows:

1)	Adjustments to the consolidated statements of financial position as of December 31, 2008 and January 1, 2008.
2)	Adjustments to the consolidated statements of income for the year ended December 31, 2008.
3)	Adjustments to certain equity items as of December 31, 2008, and January 1, 2008.
4)	Explanations with respect to the above adjustments, together with a description of the exemptions adopted by the Company under IFRS 1 during the course of the transition to the IFRS.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS (continued):

Consolidated statement of financial position:

		As of January 1, 2008
		Reported under US GAAP	Effect of t ransition to IFRS	IFRS
	Note	New Israeli shekels In millions
CURRENT ASSETS
Cash and cash equivalents		148		148
Trade receivables		1,121		1,121
Other receivables	E	73	(23)	50
Inventories		133		133
Derivative financial instruments	E		27	27
Deferred income taxes	F	46	(46)
		1,521	(42)	1,479

NON CURRENT ASSETS
Trade Receivables		446		446
Funds in respect of employee rights upon retirement	C	89	(89)
Property and equipment	A, H	1,728	(38)	1,690
Licenses and other intangible assets	B, H, I	1,154	227	1,381
Deferred income taxes	F	94	(9)	85
		3,511	91	3,602

TOTAL ASSETS		5,032	49	5,081

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS (continued):

Consolidated statement of financial position:

		As of January 1, 2008
		Reported under US GAAP	Effect of transition to IFRS	IFRS
	Note	New Israeli shekels In millions
CURRENT LIABILITIES
Current maturities of notes payable and of other liabilities and current borrowings		28		28
Trade payables		750		750
Parent group - trade		3		3
Other payables	E, G	323	(67)	256
Deferred revenue		53		53
Derivative financial instruments	E		19	19
Current income tax liability	G		48	48
		1,157		1,157

NON CURRENT LIABILITIES
Notes payable	I	2,073	(17)	2,056
Liability for employee rights upon retirement	C	132	(101)	31
Dismantling and restoring sites obligation	D		19	19
Other liabilities	D	14	(11)	3
		2,219	(110)	2,109
TOTAL LIABILITIES		3,376	(110)	3,266

EQUITY
Share capital		2		2
Capital surplus	B, J	2,545	(116)	2,429
Accumulated deficit		(891)	275	(616)
Total Equity		1,656	159	1,815
TOTAL EQUITY AND LIABILITIES		5,032	49	5,081

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS (continued):

Consolidated statement of financial position:

		As of December 31, 2008
		Reported under US GAAP	Effect of transition to IFRS	IFRS
	Note	New Israeli shekels In millions
CURRENT ASSETS
Cash and cash equivalents		184		184
Trade receivables		1,103		1,103
Other receivables	E	60	(27)	33
Inventories		125		125
Derivative financial instruments	E		27	27
Deferred income taxes	F	70	(70)
		1,542	(70)	1,472

NON CURRENT ASSETS
Trade Receivables		417		417
Funds in respect of employee rights upon retirement	C	82	(82)
Property and equipment	A, D, H	1,756	179	1,935
Licenses and other intangible assets	B, H, I	1,061	199	1,260
Deferred income taxes	F	110	(29)	81
		3,426	267	3,693
TOTAL ASSETS		4,968	197	5,165

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS (continued):

Consolidated statement of financial position:

		As of December 31, 2008
		Reported under US GAAP	Effect of transition to IFRS	IFRS
	Note	New Israeli shekels in millions
CURRENT LIABILITIES
Current maturities of notes payable and of other liabilities and current borrowings		568		568
Trade payables		819		819
Parent group - trade		4		4
Other payables	E, G	295	(49)	246
Deferred revenue		48		48
Derivative financial instruments	E		7	7
Current income tax liability	G		42	42
		1,734		1,734

NON CURRENT LIABILITIES
Notes payable	I	1,625	(12)	1,613
Liability for employee rights upon retirement	C	148	(95)	53
Dismantling and restoring sites obligation	D		23	23
Other liabilities	D	22	(12)	10
		1,795	(96)	1,699
TOTAL LIABILITIES		3,529	(96)	3,433

EQUITY
Share capital		2		2
Capital surplus	B, J	2,570	(124)	2,446
Accumulated deficit		(782)	417	(365)
Treasury shares		(351)		(351)
Total Equity		1,439	293	1,732
TOTAL EQUITY AND LIABILITIES		4,968	197	5,165

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS (continued):

Consolidated statement of income:

		Year ended December 31, 2008
		Reported under US GAAP	Effect of transition to IFRS	IFRS
		New Israeli shekels
	Note	In millions, except per share data
Revenues		6,302		6,302
Cost of revenues	A, B, C	4,052	(184)	3,868
Gross Profit		2,250	184	2,434
Selling and marketing expenses	C	389	(1)	388
General and administrative expenses	K, C	256	28	284
Other income	K		64	64
Operating profit		1,605	221	1,826
Finance income			30	30
Finance expenses			214	214
Financing costs, net	C, D, E, K	158	(158)
Profit before income tax		1,447	195	1,642
Income tax expense	A, B, C, D, E	396	48	444
Profit for the year		1,051	147	1,198
Earnings per share
Basic		6.77	0.94	7.71
Diluted		6.73	0.92	7.65

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS (continued):

Consolidated reconciliation of equity:

	New Israeli shekels In millions
	Note	Share capital	Capital surplus	Accumulated deficit	Treasury shares	Total
As of January 1, 2008 Reported under US GAAP		2	2,545	(891)		1,656
Effect of adjustments, net of tax for:
Options to employees	J		(251)	251
CPI adjustment - equity	B		135	(135)
Property and equipment	A			84		84
CPI adjustment- licenses	B			41		41
Software adjustment	B			32		32
Liability for employee rights upon retirement	C			9		9
Derivative financial instruments	E			(1)		(1)
Dismantling and restoring sites obligation	D			(6)		(6)
As of January 1, 2008 under IFRS		2	2,429	(616)		1,815

As of December 31, 2008 Reported under US GAAP		2	2,570	(782)	(351)	1,439
Effect of adjustments, net of tax for:
Options to employees	J		(259)	259
CPI adjustment - equity	B		135	(135)
Property and equipment	A			223		223
CPI adjustment- licenses	B			38		38
Software adjustment	B			30		30
Liability for employee rights upon retirement	C			9		9
Derivatives	E			(1)		(1)
Dismantling and restoring sites obligation	D			(6)		(6)
As of December 31, 2008 under IFRS		2	2,446	(365)	(351)	1,732

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS (continued):

A. Property and equipment

At January 1, 2008, the transition date, the Company chose to state the property and equipment at their fair value and to determine that value as deemed cost, in accordance with the exemption of IFRS 1. As part of the deemed cost, the Company made an estimation of the remaining useful life of each significant component of property and equipment. Depreciation is calculated using the straight-line method for each individual significant component of an item of property and equipment. See also changes in property and equipment in respect of dismantling and restoring sites obligation in D below. The deemed cost evaluation included changing of the estimated useful lives of the property and equipment as follows:

	Before evaluation	After evaluation
years
Communications network:
Physical layer and infrastructure	5 – 10	10 – 25
Other communication network	5 – 10	3 – 15
Computers, hardware and software for information systems	3 – 7	3 – 10
Office furniture and equipment	7 – 15	7 – 10
Optic fibers and related assets	10 – 15	7 – 25

As a result, the property and equipment balance increased by NIS 114 million and NIS 299 million as at January 1, 2008 and December 31, 2008 respectively, while the deferred tax balance deriving from the differences in the measurement of the property and equipment for tax purposes decreased compared with the presentation of property and equipment for accounting purposes, by approximately NIS 30 million and NIS 76 million at January 1, 2008 and December 31, 2008 respectively. The accumulated deficit has decreased at December 31, 2008 by such net amount. As a result, the depreciation expenses for the year 2008 have decreased by NIS 188 million. As a result, the income tax expenses increased by NIS 46 million for the year ended December 31, 2008.

B. Inflation Adjustment

The value of non-monetary assets and equity items that were measured on the basis of historical cost under US GAAP have been adjusted for changes in the general purchasing power of the Israeli currency – NIS, based upon changes in the Israeli Consumer Price Index ("CPI") until December 31, 2003; as until that date the Israeli economy was considered hyperinflational according to IFRS, as a result:

1.	Capital Surplus increased by NIS 135 million at January 1, 2008 and December 31, 2008.

2.
License intangible asset increased by NIS 55 million and NIS 51 million at January 1, 2008 and December 31, 2008 respectively, while the deferred tax balance deriving from the differences in the measurement of the intangible asset for tax purposes decreased, by approximately NIS 14 million and NIS 13 million at January 1, 2008 and December 31, 2008, respectively. As a result, the cost of revenues increased for the year ended December 31, 2008 by NIS 4 million, and the income tax expense for the year ended December 31, 2008 decreased by NIS 1 million.

3.
Software intangible asset increased by NIS 43 million and NIS 38 million at January 1, 2008 and December 31, 2008 respectively, while the deferred tax balance deriving from the differences in the measurement of the intangible asset for tax purposes decreased by approximately NIS 11 million and NIS 10 million at January 1, 2008 and December 31, 2008 respectively. As a result, the cost of revenues increased for the year ended December 31, 2008 by NIS 4 million, and the income tax expense for the year ended December 31, 2008 decreased by NIS 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS (continued):

 C. Liability for employee rights upon retirement, net

Under US GAAP, the liability for severance pay for employees rights upon retirement was measured by multiplying the years of employment by the last monthly salary of the employee (i.e. one monthly salary for each year of employment) at the end of each reporting period, and the amount funded for severance pay that has been accumulated for this liability is measured based on redemption values at the end of each reporting period. In addition, under US GAAP, amounts funded with severance pay funds were presented as long-term investments. Under IFRS, the liability for employee rights upon retirement is computed under the provisions of IAS 19 Employee benefits (hereafter – IAS 19). Under the provisions of IAS 19, the severance pay plan of the Company is considered a "defined benefit plan" as detailed in IAS 19. Hence, the liability for employee rights upon retirement that arise from the plan is measured on an actuarial basis and takes into account, among other things, future salary raises and turnover.

In addition, the amount funded is measured at its fair value.  The said amounts funded comprise "plan assets" as defined in IAS 19, and hence, were set off from the liability for employee rights upon retirement for the purpose of statement of financial position presentation.

As a result, the liability for employee rights upon retirement, before deduction of the fair value of plan assets, decreased as of January 1, 2008 and December 31, 2008 by NIS 13 million and NIS 12 million respectively, while the deferred tax balance decreased by approximately NIS 3 million at January 1, 2008 and December 31, 2008.

As a result, funds in respect of employee rights upon retirement in the amount of NIS 89 million and NIS 82 million were setoff against the liability for employee's rights upon retirement as of January 1, 2008 and December 31, 2008 respectively.

The Company elected as its accounting policy to recognize actuarial gains (losses) arising from the valuation of the plan, according to IAS 19, on a current basis to other comprehensive income.

Actuarial losses in the amounts of NIS 13 million, net of tax, for the year ended December 31, 2008 were charged to other comprehensive income.

Finance income in the amounts of NIS 11 million for the year ended December 31, 2008 were charged to statements of income. Cost of revenues decreased for the year ended December 31, 2008 by NIS 4 million. The income tax expense for the year ended December 31, 2008 increased by NIS 4 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS (continued):

D. Dismantling and restoring sites obligation

The Company recognizes a liability in respect of dismantling and restoring sites obligation ("ARO") associated with the retirement of a tangible long-lived asset in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset. Under US GAAP, the interest rate used for measuring changes in the liability would be the credit-adjusted, risk-free rate that existed when the liability, or portion thereof, was initially measured. Under IFRS, the Company uses a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability in accordance with IAS 37. The application of the exemption of deemed-cost for property and equipment described in note A above resulted that property and equipment were revalued to their fair values at the January 1, 2008 transition date.

As a result, the provision for ARO increased by NIS 8 million and NIS 10 million as of January 1, 2008 and December 31, 2008 respectively, while the deferred tax balance increased by NIS 2 million as of January 1, 2008 and December 31, 2008.

Under US GAAP, the provisions were presented as part of other liabilities. Under IFRS, the provisions are presented separately on the statement of financial position. As a result, amounts in respect of ARO of NIS 19 million and NIS 23 million as of January 1, 2008 and December 31, 2008 respectively, were presented separately.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS (continued):

  E. Derivative financial instruments

US GAAP does not require bifurcation of a foreign currency embedded derivative if payment is denominated in the functional currency of a substantial party to the contract. Under IFRS, bifurcation is not required also if payments are denominated in any currency that is commonly used to purchase or sell such items in the economic environment in which the transaction takes place. Until December 31 2006, Israel was considered an economy in which the US dollar is "commonly used". Accordingly there are some transactions in which foreign currency embedded derivative was bifurcated under US GAAP but not under IFRS.

The effect of applying IFRS as of January 1, 2008 and December 31, 2008, includes a decrease in current derivative financial assets in the amount of NIS 1 million with corresponding amount (net of tax) to accumulated deficit. As a result, the finance expenses for the year ended December 31, 2008 increased by NIS 1 million.

Under US GAAP, derivative financial instruments were presented in the statement of financial position within other receivables and other liabilities. Under IFRS, the derivatives are financial instruments that are measured at fair value through profit or loss and therefore are presented separately on the statement of financial position. As a result, derivative financial assets in the amount of NIS 27 million as at January 1, 2008 and December 31, 2008, were presented separately; and derivative financial liabilities in the amount of NIS 19 million and NIS 7 million as at January 1, 2008 and December 31, 2008, respectively were presented separately.

F. Deferred Taxes

In accordance with US GAAP, deferred taxes were classified as current assets or current liabilities and non-current assets or non-current liabilities according to the classification of the assets or liabilities for which they were related. In accordance with IFRS, deferred tax assets are classified as non-current assets or non-current liabilities even if it is anticipated that they will be realized in the short-term. As a result, short-term deferred tax assets as at January 1, 2008 and December 31, 2008 in the amount of NIS 46 million and NIS 70 million, respectively, were reclassified from current assets to non-current assets.

The deferred tax asset as presented hereunder has changed based on the aforementioned changes. The changes in the deferred taxes were calculated on the basis of tax rates that are expected to be in effect when the temporary differences reverse:

		New Israeli shekels In millions
		January 1,	December 31,
	Note	2008	2008
Deferred Taxes according to US GAAP		140	180
Adjusted from transition to IFRS
Property and equipment	A	(30)	(76)
CPI adjustment – licenses	B	(14)	(13)
Software adjustment	B	(11)	(10)
Liability for employee rights upon retirement	C	(3)	(3)
Dismantling and restoring sites obligation	D	2	2
Derivative financial instruments	E	1	1
Deferred taxes according to IFRS		85	81

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS (continued):

Hereafter are additional differences between US GAAP and IFRS which relate to presentation:

G. Current income tax liability

Under US GAAP, the income taxes payable has been presented under "other accounts payable".  Pursuant to the provisions of IAS 1R - Presentation of Financial Statements, income taxes payable are presented separately on the statement of financial position. As a result, current income tax liability in the amount of NIS 48 million and NIS 42 million as at January 1, 2008 and December 31, 2008, respectively was presented separately.

H. Classification of Computer Software

Under US GAAP, computer software is classified within property and equipment. Under IFRS, computer software and capitalized software development costs which are not an integral part of the hardware attributed to them, are treated as intangible assets. As a result, the carrying balance at January 1, 2008 and December 31, 2008 of NIS 153 million and NIS 122 million, respectively, relating to computer software and to capitalized software development costs, were reclassified from the property and equipment item to the intangible assets item.

I. Classification of Issuance costs relating to Notes payable

Under US GAAP, Issuance costs relating to Notes payable were recognized as deferred charges. Under IFRS, notes payable are presented net of the issuance costs. The balance which was reclassified in the statement of financial position as of January 1, 2008 and December 31, 2008 is NIS 17 million and NIS 11 million, respectively.

J. Share based compensation expenses

Under US GAAP, share based compensation expenses were charged to profit or loss through corresponding increase to capital reserve. In accordance with IFRS, and on the basis of the accounting policy applied by the Company, the Company has reclassified this capital reserve to the accumulated deficit. As a result, the balance of the capital reserve decreased as of January 1, 2008 and December 31, 2008 in the amount of NIS 251 million and NIS 259 million, respectively, against accumulated deficit.

K. Classification of Finance income and expenses

Under US GAAP, financial income and expenses included interest and exchange differences, and fair value gains and losses on derivative financial instruments were also presented in finance income or loss, at their net value, below the "operating income" line item. Under IFRS, the Company presents interest income on non-current receivables as part of normal operations in its statement of income under "other income, net" as part of "operating income".  Financial income and expenses are presented in two different line items – finance income and expenses, below the "operating income" line item.

As a result, finance income from sale of handsets in installments was reclassified from finance income to other income in the amount of NIS 64 million for the year ended December 31, 2008. Credit card commission expenses were reclassified from finance expenses to general and administrative expenses in the amount of NIS 29 million for the year ended December 31, 2008.

According to US GAAP, financial income and expenses are presented net in the income statement. According to IFRS, financial income is disclosed separately from financial expenses in the income statement and accordingly, the Company separately presented financial expenses and income.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 25 –TRANSITION FROM US GAAP TO IFRS (continued):

L. Explanation of material adjustments to the statements of cash flow

1.	Interest paid in the amount of NIS 92 million during the year 2008 that was included in operating cash flows under US GAAP, was classified as financing cash flows under IFRS.

2.
Under US GAAP, deposits in funds in respect of employee rights upon retirement were recognized as investing cash flows. Under IFRS, these deposits are recognized as operating cash flows. As a result, an amount of NIS 9 million for the year 2008 was reclassified from investing activity to operating activity in the statements of cash flows.

3.
Under US GAAP, funds paid or received from settlement of derivative financial instruments are classified as operating activity. Under IFRS, these amounts are classified under investing activities. As a result, amount of NIS 1 million, net, received from derivative financial instruments in the year 2008 were classified to investing activity.

M.  Other comprehensive income

Under US GAAP, the Company had no comprehensive income components other than profit. Therefore, no reconciliation has been presented.

N.  Reclassifications

Certain comparative figures have been reclassified to conform to the current period presentation. The change is immaterial.

Annex "B"

PARTNER COMMUNICATIONS COMPANY LTD.

REPORT OF THE BOARD OF DIRECTORS FOR THE
YEAR ENDED DECEMBER 31, 2009

The following report is a summary only, and is not intended to be a comprehensive review of our business and results of our operations and financial condition for the year 2009. The report is based upon and should be read in conjunction with Partner’s Form 20-F for the year ended December 31, 2009, to be filed with the Securities and Exchange Commission (the "Form 20-F"). In particular, you should read the risk factors appearing in the Form 20-F for a discussion of a number of factors that affect and could affect Partner’s financial condition and results of operations.

This report, as well as the Form 20-F, may include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report are forward-looking statements.  We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner and we undertake no obligation to publicly update or revise them.

In this report, references to “$” and “US dollars” are to United States dollars and references to “NIS” are to New Israeli Shekels.  This report contains translations of NIS amounts into US dollars at December 31, 2009 NIS 3.775 =US$ 1.00 as published by the Bank of Israel, solely for the convenience of the reader.

Results of Operations for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008 1

Revenues. In 2009 the Company achieved total net revenues of NIS 6,079 million (US$ 1,610 million), a decrease of 3.5% from NIS 6,302 million in 2008.

Revenues from services. Annual service revenues totaled NIS 5,424 million (US$ 1,437 million) in 2009, representing a decrease of 2.2% from NIS 5,546 million in 2008. The decrease was due to lower outgoing voice revenues reflecting both the competitive market conditions and the reduction in the billing interval at the beginning of 2009 as mandated by the Ministry of Communications, as well as the impact of lower roaming activity.

1 On January 1, 2009, the Company adopted the International Financial Reporting Standards ("IFRS"), replacing the previous reporting standard of US GAAP.  Comparative data for 2008 have been restated to retrospectively reflect the application of IFRS as from January 1, 2008.  See further explanations in the Q1 2009 press release of May 21, 2009.  US GAAP data should not be compared with IFRS data.

Total network minutes in 2009 increased by 3.4% compared with 2008, resulting mainly from an expanding subscriber base, which grew by approximately 5% at year-end 2009 compared to the subscriber base at year-end 2008.

Data and content revenues, excluding SMS messages, totaled NIS 536 million (US$ 142 million) in 2009, accounting for 9.9% of service revenues, up from NIS 501 million, representing 9% of service revenues, in 2008. Revenues from SMS message services totaled NIS 377 million (US$ 100 million) in 2009, accounting for 7% of service revenues, up from NIS 325 million, representing 5.9% of service revenues in 2008.

Revenues from equipment. Equipment revenues in 2009 totaled NIS 655 million (US$ 173 million), representing a decrease of 13.4% from NIS 756 million in 2008. The decrease in revenues principally reflected the impact of handset capitalization of those sales where the conditions for capitalization under IFRS were met2. Equipment revenues were approximately NIS 241 million lower due to the capitalization of handsets in 2009.

Gross profit. Gross profit in 2009 was NIS 2,309 million (US$ 612 million), representing a 5.1% decrease from gross profit in 2008 of NIS 2,434 million.

Gross profit from services. Annual gross profit from services in 2009 was NIS 2,218 million (US$ 588 million), an decrease of 12.0% from NIS 2,521 million in 2008. The decrease reflected the lower service revenues, as well as an increase of 6.0% in the cost of service revenues from NIS 3,025 million in 2008 to NIS 3,206 million (US$ 849 million) in 2009. The increase in the cost of service revenues primarily reflected additional expenses associated with the new fixed line services, and additional amortization expenses of approximately NIS 88 million of the handsets subsidies that were capitalized starting in 2009.  These expenses were partially offset by various cost control activities, lower roaming expenses, the impact of the annual reduction in the rate of royalty payments (under our operating license) and the impact of the reduction in the interconnect tariff billing interval from 12 second intervals to single second intervals which was mandated by the Ministry of Communications from the beginning of 2009.

Gross profit from non-capitalized equipment sales. Gross profit from non-capitalized equipment sales in 2009 was NIS 91 million (US$ 24 million), compared with a gross loss on equipment sales of in 2008 of NIS 87 million. This change primarily reflected the net impact of the capitalization of handset subsidies (handset revenues less handset costs) under IFRS in 2009 in an amount of approximately NIS 169 million, in addition to a decrease in the average subsidy per transaction.

Selling, marketing and general and administrative expenses. Selling, marketing, general and administration (SG&A) expenses totaled NIS 677 million (US$ 180 million) in 2009, a slight increase of 0.7% from NIS 672 million in 2008. The increase mainly reflected the additional marketing, selling and administration expenses related to the ISP and fixed telephony initiatives, offset by the net impact of the capitalization of sales costs and commissions under IFRS.

2 Whilst the financial statements have been prepared on the basis of the application of IFRS as from January 1 2008, the capitalization of subscriber acquisition and retention costs (including relevant handset revenues) only began on January 1 2009, the first period in which the conditions for capitalization as described in the relevant accounting policy were fulfilled.

In addition, the Company undertook a number of cost control measures over the year to limit sales and marketing expenses. The annual expenses recorded in 2009 for doubtful accounts from receivables on handset sales and service revenues also decreased compared with 2008.

Operating profit. As a result of the above, the Company recorded an operating profit in 2009 of NIS 1,701 million (US$ 451 million), representing an decrease of 6.8% from NIS 1,826 million in 2008.

Financial expenses, net. Financial expenses, net, decreased in 2009 by 4.3%, or NIS 8 million, from NIS 184 million in 2008 to NIS 176 million (US$ 47 million) in 2009. The annual decrease was primarily attributable to a decrease in interest expenses and linkage expenses to CPI related to Notes Series A.

Profit before income taxes. Profit before income taxes for 2009 was NIS 1,525 million (US$ 404 million), down 7.1% compared to NIS 1,642 million in 2008.

Income Tax Expenses for 2009 were NIS 384 million (US$ 102 million), an decrease of 13.5% from NIS 444 million in 2008. The decrease mainly reflected the impact of the reduction in Israeli corporate tax rate from 27% in 2008 to 26% in 2009. (See Note 22b to our consolidated financial statements). The Israeli corporate tax rate has been reduced further to 25% for 2010.

Profit.  Profit in 2009 was NIS 1,141 million (US$ 302 million) and earnings per diluted share of NIS 7.37 (US$ 1.95), representing an 4.8% decrease from NIS 1,198 million (earnings per diluted share of NIS 7.65), in 2008.

At December 31, 2009, total financial debt (including the current portion of our long-term liabilities) amounted to NIS 2,433 million, compared to NIS 2,192 million at December 31, 2008.  Short-term financial debt, which is comprised of the current portion of long-term debt, amounted to NIS 752 million at December 31, 2009, compared to NIS 568 million at December 31, 2008.  Capital expenditures amounted to approximately NIS 589 million and NIS 522 million in 2009 and 2008, respectively.

Currently, our main sources of liquidity are:

•              our cash on hand;
•              our operating cashflows; and
•              our credit facilities.

Cash on hand. At December 31, 2009, we had NIS 329 million in cash on hand, compared to NIS 184 million at year-end 2008.

Operating cash flows. Cash flows generated from operating activities in 2009 (NIS 1,753 million or US $463 million), net of cash flows from investing activities (NIS 732 million or US $193 million), were NIS 1,021 million (US $270 million), an decrease of 27.1%, or NIS 380 million, from 2008. Cash flow from operating activities decreased by 8.5% to NIS 1,753 million (US$ 463 million) in 2009 from NIS 1,915 million in 2008. The decrease is principally explained by the effects of the introduction of factoring future handset payments in 2008 which provided a one-off boost to operating cash flow of approximately NIS 200 million and also the increase in working capital reduced cash generated from operations by approximately NIS 165 million (US$ 44 million) in 2009. Cash flow used for investing activities, increased by 42.4% from NIS 514 million in 2008 to NIS 732 million (US$ 194 million) in 2009, reflecting the impact of capitalization of subscriber acquisition and retention costs under IFRS on investments in intangible assets. Net investment in fixed assets for 2009 was NIS 526 million or 8.7% of total revenues, an increase of 7.8% from NIS 488 million in 2008.

Annex "C"
_____________, 2010
Dear Ms./Mr. ________:

Letter of Indemnification

1.
Partner Communications Company Ltd. (“Partner”) hereby undertakes to indemnify you for any liability or expense that you incur or that is imposed on you in consequence of an action or an inaction by you (including prior to the date of this letter), in your capacity of an officer or director in Partner or as an officer or director on behalf of Partner in a company controlled by Partner or in which Partner has an interest (such companies being referred to herein as “Subsidiaries”), as follows:

1.1.
Financial liability that you incur or is imposed on you in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by the court; provided, that such liability pertain to one or more of the events set out in Schedule I hereto, which, in the opinion of the Board of Directors of Partner, are anticipated in light of Partner's activities at the time of granting this undertaking and are at the sum or measurement of indemnification determined by the Board of Directors to be reasonable given the circumstances set forth herein;

1.2.
Reasonable litigation expenses, including legal fees, that you may incur or for which you will be ordered to pay by a court in the context of proceedings filed against you by or on behalf of Partner or by a third party, or in a criminal proceeding in which you are acquitted or if you are convicted, for an offense which does not require criminal intent; and

1.3.
Reasonable litigation expenses, including legal fees that you may incur due to an investigation or proceeding conducted against you by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against you and either (i) no financial liability was imposed on you in lieu of criminal proceedings, or (ii) financial liability was imposed on you in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, within the meaning of the relevant terms in or in the law referred to in the Israeli Companies Law (as defined below).

2.
Partner may not indemnify you for your liability for: (i) a breach of duty of loyalty towards Partner unless you have acted in good faith and had reasonable grounds to assume that the action would not harm Partner; (ii) a breach of duty of care done intentionally or recklessly ("pzizut") except for negligence; (iii) an intentional act intended to unlawfully yield a personal profit; and (iv) a fine or a penalty imposed upon you.

Upon the occurrence of an event for which you may be entitled to be indemnified, subject to the terms of this letter (including the limitations as to amount in Section 3.14) and any laws applicable at such time, Partner shall provide you with the necessary payments to cover all your expenses in respect of the legal proceedings in question, so that you will not have to pay for or finance them yourself.

3.	Indemnification pursuant to this letter will be subject to applicable law and to the following terms and conditions:

3.1.
That you notify Partner within a reasonable time of your learning of any legal proceedings instigated against you in connection with any event that may give rise to indemnification and that you provide Partner, or anyone specified by Partner, with any documents connected to the proceeding in question.

3.2.
That Partner reserves the right to represent you in the proceedings or to appoint legal counsel of its choice for this purpose (unless its choice of legal counsel is unacceptable to you on reasonable grounds). Partner or such legal counsel will take all necessary steps to bring the matter to a close and will keep you informed of key steps in the process.  The appointed counsel will be bound by a fiduciary duty to you and to Partner. If a conflict of interests should arise between the appointed counsel and yourself, counsel will inform Partner and you will be entitled to appoint a different counsel reasonably acceptable to Partner and the terms of this indemnification agreement shall apply to the new appointment. If Partner should decide to settle by arbitration or by mediation or by settlement, it shall be allowed to do so; provided, that you do not incur any additional expense or liability due to such arbitration, mediation or settlement or that you have otherwise agreed to such arbitration, mediation or settlement. If Partner so requests, you will sign any document that will empower it or any appointed counsel to represent you and defend you in any proceeding as stated above. You will cooperate as reasonably demanded of you with Partner and any appointed legal counsel. Partner shall cover all related expenses so that you will not have to make any payments or incur any expenses yourself.

3.3.
That whether or not Partner shall operate in accordance with section 3.2 above, indemnification shall still cover all and every kind of expense incurred by you that is included in section 1 of this letter so that you will not have to pay or finance them yourself.  You will not be indemnified for any expenses arising from a settlement, mediation or arbitration unless Partner has agreed to the settlement, mediation or arbitration.

3.4.
That upon your request for payment in connection with any event according to this indemnification letter, Partner shall complete all the necessary arrangements required by the law for payment and shall act to receive all necessary authorizations, if demanded. If any authorization should be required for payment, and the payment is not authorized for any reason, this payment or part of it will be subject to the approval of the court (if relevant) and Partner shall act in order to receive authorization.

3.5.
That in the event that you are paid for any sums in accordance with this letter of indemnification in connection with a legal proceeding, and later it becomes clear that you were not entitled to such payments, the sums will be considered as a loan given to you by Partner subject to the lowest interest rate for purposes of Section 3(9) of the Income Tax Ordinance (or any other legislation replacing it) which does not cause a taxable benefit. You shall be required to repay such amounts in accordance with the payment arrangements fixed by Partner, and at such time as Partner shall request in writing.

2

3.6
That you shall remain entitled to indemnification by Partner as provided in this letter of indemnification even when you are no longer an officer or director in Partner or in a Subsidiary on Partner’s behalf, as long as the events that led to the payments, costs and expenses for which indemnification is being sought are a result of an action or an inaction taken by you as such officer or director.

3.7
The terms contained in this letter will be construed in accordance with the Companies Law, 1999 (the “Israeli Companies Law”), and in the absence of any definition in the Israeli Companies Law, pursuant to the Securities Law, 1968. Schedule I hereto constitutes an integral part hereof.

3.8
The obligations of Partner under this letter shall be interpreted broadly and in a manner that shall facilitate its implementation, to the fullest extent permitted by law, and for the purposes for which it was intended.  In the event of a conflict between any provision of this letter and any provision of the law that cannot be superseded, changed or amended, said provision of the law shall supersede the specific provision in this letter, but shall not limit or diminish the validity of the remaining provisions of this letter.

3.9
The indemnification under this letter will enter into effect upon your signing a copy of the same in the appropriate place, and the delivery of such signed copy to Partner. It is hereby agreed that your agreement to accept this letter constitutes your irrevocable agreement that any previous undertaking of Partner for indemnification towards you, to the extent granted, shall become void automatically upon your signing this letter. Notwithstanding the above, if this letter shall be declared or found void for any reason whatsoever, then any previous undertaking of Partner for indemnification towards you, which this letter is intended to replace, shall remain in full force and effect.

3.10
Partner may, in its sole discretion and at any time, revoke its undertaking to indemnify hereunder, or reduce the Maximum Indemnity Amount (as defined in section 3.14 below) thereunder, or limit the events to which it applies, either in regard to all the officers or to some of them, to the extent such change or revocation relates solely to events that occur after the date of such change; provided, that prior notice has been given to you of its intention to do so, in writing, at least 60 days before the date on which its decision will enter into effect. No such decision will have a retroactive effect of any kind whatsoever, and the letter of indemnification prior to such change or revocation, as the case may be, will continue to apply and be in full force and effect for all purposes in relation to any event that occurred prior to such change or revocation, even if the proceeding in respect thereof is filed against you after the change or revocation of the letter of indemnification. In all other cases, this letter may not be changed unless Partner and you have agreed in writing.

3

3.11
This undertaking to indemnify is not a contract for the benefit of any third party, including any insurer, and is not assignable nor will any insurer have the right to demand participation of Partner in any payment for which an insurer is made liable under any insurance agreement that has been made with it, with the exception of the deductible specified in such agreement. For the avoidance of any doubt in the event of death this letter will apply to you and your estate.

3.12
No  waiver, delay, forbearance to act or extension granted by Partner or by you will be construed in any circumstance as a waiver of the rights hereunder or by law, and will not prevent any such party from taking all legal and other steps as will be required in order to enforce such rights.

3.13
The aggregate indemnification amount payable by Partner to all directors, officers and other indemnified persons pursuant to all letters of indemnification issued or that may be issued to them by Partner in the future (including, inter alia, to officers and directors nominated on behalf of Partner in Subsidiaries), will not exceed the higher of (i) 25% of shareholders equity and (ii) 25% of market capitalization, each as measured at the time of indemnification (the “Maximum Indemnity Amount”).

3.14
The Maximum Indemnity Amount shall not be affected in any way by the existence of, or payment under, insurance policies. Payment of the indemnification shall not affect your right to receive insurance payments, if you receive the same (either personally or through Partner or on your behalf) and Partner will not be required to indemnity you for any sums that were, in fact, already paid to you or for you in respect of insurance or any other indemnification obligations made to you by any third party.  In the event there is any payment made under this letter and such payment is covered by an insurance policy, Partner shall be entitled to collect such amount of payment from the insurance proceeds.

3.15
In the event the indemnification amount Partner is required to pay to its directors and other indemnified persons, as mentioned in section 1 above, exceeds at any time the Maximum Indemnity Amount or the balance of the Maximum Indemnity Amount in accordance with section 3.14 above after deducting any indemnification amounts paid or payable by Partner to any of its directors or other indemnified persons at such time, such Maximum Indemnification Amount or such remaining balance will be allocated among the directors and the other indemnified persons entitled to indemnification, in the same ratio as with respect to any event the amount for which each individual directors or other indemnified persons may be indemnified is to the aggregate amount that all of the relevant directors and other indemnified persons involved in the event may be indemnified.

3.16	The foregoing does not derogate from Partner's right to indemnify you retroactively in accordance with that permitted by the Articles of Association of Partner and applicable law.

4

You should be aware that, insofar as indemnification for liabilities arising under the United States Securities Act of 1933 (the “Securities Act”) may be permitted to Partner’s directors and officers, Partner has been advised that in the opinion of the U.S. Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event of a claim for such indemnification, Partner will (in accordance with an undertaking given to the SEC), unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

[INTENTIONALLY LEFT BLANK]

5

The law of the State of Israel shall govern this Letter of Indemnification and all issues related thereto, without giving effect to any conflicts of law principles. The courts in Tel Aviv, Israel shall have the exclusive local and international jurisdiction, in connection with this Letter of Indemnification, except if an indemnification claim is related to a legal proceeding, already filed by a third party in a different court.

Respectfully,

______________________
On behalf of
Partner Communications Company Ltd.

I accept the terms and conditions of the above. I am aware that my agreement to accept this letter constitutes my irrevocable agreement that any previous undertakings of Partner for indemnification, to the extent granted, should become void automatically upon my signing this letter. Notwittanding the above, if this indemnification letter shall be void for any reason whatsoever, then, any previous undertaking of Partner for indemnification towards me shall remain in full force and effect.
_____________________
Name:  _______________
Date:  ________________

6

Schedule I

Subject to the provisions of the law, the following are the events referred to in section 1.1 of the Letter of Indemnification:

1.
Any offering of Partner’s securities to private investors and/or to the public and listing of such securities, and/or the offer by Partner to purchase securities from the public and/or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering and Partner’s status as a public company or as an issuer of securities.

2.
All matters relating to Partner’s status, obligations and/or actions as a public company, and/or the fact that Partner’s securities were issued to the public or to private investors and/or are or were traded on a stock exchange (including, without limitation, Nasdaq stock market, the Tel Aviv Stock Exchange and the London Stock Exchange), whether in Israel or abroad.

3.
The erection, construction and operation of Partner’s mobile telephone network, including the erection and operation of antennas and other equipment and environmental issues, including undertakings, activities and communications with authorities regarding the foregoing and including the work performed by Partner’s subcontractors in connection therewith.

4.	The purchase, distribution, marketing and sale of handsets, other terminal equipment and any other of Partner’s products and/or any marketing plans and/or publications.

5.
A Transaction, Extraordinary Transaction, or an Activity within the meaning of section 1 of the Israeli Companies Law, including negotiations for entering into a transaction or an activity, the transfer, sale, acquisition or charge of assets or liabilities (including securities) or the grant or acceptance of a right in any one of them, receiving credit and the grant of collateral, as well as any act directly or indirectly involving such a transaction or activity.

6.
Investments which Partner and/or its subsidiaries and/or its affiliates make in other entities whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken or alleged omissions by you in the name of Partner and/or any subsidiary thereof and/or any affiliates thereof as a director, officer, employee and/or a board observer of the entity which is the subject of the transaction and the like.

7.
The merger, acquisition or other business combination or any such proposed transaction of Partner, any subsidiary thereof and/or any affiliate thereof with, of or into another entity and/or the sale or proposed sale of the operations and/or business, or part thereof, of Partner, any of its subsidiaries and/or any of its affiliates.

7

8.
Labor relations and/or employment matters in Partner, its subsidiaries and/or its affiliates and trade relations of Partner, its subsidiaries and/or its affiliates, including with independent contractors, customers, suppliers and service providers.

9.	The testing of products developed and/or marketed by Partner, its subsidiaries and/or its affiliates and/or in connection with the distribution, sale, license or use of such products.

10.
The intellectual property of Partner, its subsidiaries and/or its affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating to intellectual property infringement.

11.
Actions taken (or alleged omissions) pursuant to or in accordance with the policies and procedures of Partner, its subsidiaries and/or its affiliates, whether such policies and procedures are published or not.

12.
The borrowing or other receipt of funds and any other financing transaction or arrangement, or any such proposed transaction or arrangement, whether or not requiring the imposition of any pledge or lien.

13.	Any company Distribution (as defined in the Israeli Companies Law).

14.	Taking part in or performing tenders.

15.
The making of any statement, including a representation or opinion made by an officer or director of Partner in such capacity whether in public or private, including during meetings of the Board of Directors or any committee thereof.

16.	An act in contradiction to the Articles of Association or Memorandum of Partner.

17.	Any action or decision in relation to work safety and/or working conditions.

18.	Actions taken pursuant to any of Partner’s licenses, or any breach thereof.

19.	Decisions and/or actions pertaining to the environment and/or the safety of handsets, including radiation or dangerous substances.

20.	Negotiation for, signing and performance or non-performance of insurance policies.

8

21.	Events associated with the drawing up and/or approval of financial statements.

22.	Business plans, including pricing, marketing, distribution, directives to employees, customers and suppliers and collaborations with other parties.

23.	Reporting and/or filing of applications or reports to any governmental or quasi-governmental authority, stock exchange or regulatory body whether in Israel or abroad.

24.
Actions and any legal process, whether in Israel or abroad, relating, directly or indirectly, to any governmental or quasi-governmental authority, including with respect to trade restrictions, restrictive arrangements, mergers and monopolies.

25.	Investigations conducted against you by any governmental or quasi-governmental authority.

26.
Class actions, including class actions in respect of the environment, consumer protection or complaints, roaming, content services, the Communications Law, Partner’s license, Partner’s contracts, and anti-trust, derivative actions or any other legal proceedings against you and/or Partner and/or any of its Subsidiaries in connection with your role and/or activities in Partner or on its behalf.

27.	Any other actions which can be anticipated for companies of the type of Partner, and which the Board of Directors may deem appropriate.

28.
Partner's public offering of equity in 1999, public offering of debt securities in 2000, public offering of debt securities in 2005 (including any subsequent offer and sale of the debt securities of that class), redemption of debt securities in 2005 and shelf registration in 2009.

29.	Share repurchase and distribution of dividends in 2005 and distribution of dividends during the calendar years of 2006, 2007, 2008 and 2009.

30.
All matters relating to the change of control transaction, entered into on August 12, 2009, between Advent Investments Pte Ltd. and Scailex Corporation Ltd. (“Scailex”), under which Scailex agreed to acquire 78,940,104 Ordinary Shares of Partner.

31.	Transactions or agreements entered into between the Company and any of its shareholders or between shareholders of the Company.

32.	All matters relating to breach of Partner contracts.

33.
Activities Partner may pursue in new areas such as transmission services, access to high-speed Internet services, fixed line and long-distance telephony services, cable television and other communication services to subscribers.

9

34.
A suspicion as to perpetration of an offence and/or breach of a statutory obligation under any law because of an action taken by Partner and that, according to any law, can also be attributed to you and/or because of an action taken by you by virtue of your function as officer or director in Partner and/or that was taken for the sake of Partner and/or on its behalf.

35.	Any of the foregoing events, relating to your service as an officer or director in any of Partner's Subsidiaries on Partner's behalf.

10

Annex "D"

Translation of Sections 21-24 of the License

Transfer of Means of Control

21.1
A holding of ten percent (10%) or more of any of the Means of Control in the Licensee will not be transferred, either directly or indirectly, either all at once or in parts, unless given the Minister’s prior written consent.

21.2
Non of the said Means of Control, or a part of them, in the Licensee, may be transferred in any way, if as a result of the transfer, control in the Licensee will be transferred from one person to another, unless given the Minister’s prior written consent.

21.3
No control shall be acquired, either direct or indirect, in the Licensee, and no person, whether on his/her own or together with his/her relative or with those acting with him/her on a regular basis, shall acquire in it ten percent (10%) or more of any of the Means of Control in the Licensee, whether all at once or in parts, unless given the Minister’s prior written consent.

21.4	1Cancelled

21.5
2Despite the provisions of sub-clauses 21.1 and 21.3 above, should there occur a transfer or purchase of a percentage of Tradable Means of Control in the Licensee requiring consent under clauses 21.1 and 21.3 (other than a transfer of purchase that results in a transfer of control), without the Minister’s consent having been sought, the Licensee shall report this to the Minister in writing, and shall make an application to the Minister to approve the said transfer or purchase of the Means of Control in the Licensee, within 21 days of the date on which the Licensee became aware of such.

In this Clause 21, “Tradable Means of Control” – Means of Control, including Global or American Depository Shares (GDR’s or ADR’s), or similar certificates, registered for trading on the securities exchange in Israel or overseas, and offered to the public by prospectus, or held by the public in Israel or overseas.

21.6
Neither the entry into an underwriting agreement relating to the issue or sale of securities to the public, the registration for trading on the securities exchange in Israel or overseas, nor the deposit or registration of securities with a registration company or with a depository agent or a custodian for the purpose of registration of GDRs or ADRs or similar certificates relating to the issue or sale of securities to the public shall in and of themselves be considered as a transfer of Means of Control in the Licensee3

1 Amendment No. 52

2 Amendment No. 3 3 Amendment No. 4

21.7	(a)
Irregular Holdings shall be noted in the Licensee’s members register (the list of shareholders) stating the fact that they are irregular, immediately upon the Licensee’s becoming aware of this, and a notice of the registration shall be given by the Licensee to the holder of such Irregular Holding and to the Minister.

(b)
Irregular Holdings, noted as aforesaid in clause 21.7(a), shall not provide the holder with any rights, and shall be “dormant shares” as defined in Section 308 of the Companies Law 5759-1999, expect in the case of the receipt of a dividend or any other distribution to shareholders (especially the right to participate in an allotment of rights calculated on the basis of holdings of Means of Control in the Licensee, although holdings accumulated as aforesaid shall also be considered as Irregular Holdings), and therefore no action or claim of the activation of a right by virtue of the Irregular Holdings shall have any force, except in the case of the receipt of a dividend or any other distribution as aforesaid.

Without derogating form the generality of the above:

(1)
A shareholder who takes part in a vote during a meeting of shareholders shall advise the Licensee prior to the vote, or in the case of documentary voting on the voting document, whether his holdings in the Licensee or his voting require consent under clauses 21 and 23 of the License or not; where a shareholder does not so advise, he may not vote and his vote shall not count.

(2)
No director of the Licensee shall be appointed, elected or transferred from office by virtue of an Irregular Holding; should a director be appointed, elected or transferred from office as aforesaid, the said appointment, election or transfer, as the case may be, shall be of no effect.

(3)	Irregular Holdings shall not provide voting rights in the general meeting;

For the purposes of this clause:
“Irregular Holdings” – the holding of Tradable Means of Control without the Minister’s consent as required under clause 23, and all holdings of a person holding Tradable Means of Control acting contrary to the provisions of clause 24; for so long as the Minister’s consent under clause 21 has been sought but not yet granted, or whilst there is a situation of breach of the provisions of clauses 23 or 24.

(c)	The provisions of clause 21.7 shall be included in the Articles of Association of the Licensee, including the provisions of clause 21.9, mutatis mutandis.

21.8
For so long as the Articles of Association of the Licensee provide as set out in clause 21.7, and the Licensee acts in accordance with the provisions of clauses 21.5 and 21.7, and for so long as none of the holdings of Founding Shareholders or their Substitutes4  reduces to less than 26% 5 6 7 of all Means of Control in the Licensee immediately prior to the listing of the shares for trade, and for so long as the Articles of Association of the Licensee provide that a majority of the voting power in the general meeting of the Licensee may appoint all members of the Board of Directors of the Licensee, other than external directors required by any law and/or the relevant Exchange Rules, the Irregular Holdings shall not, in and of themselves, give rise to a cause for the cancellation of the Licensee.

'For the purpose of this article: "Founding Shareholders or their Substitutes"- Matbit Telecommunications Systems Ltd., Advent Investment Pte Limited, Matav Investments Ltd and Tapuz Cellular Systems limited Partnership as well as any other entity that one of them has transferred the Means of Control in the Licensee to, with the Minister's consent, before 4.7.2004 (each of the above entities shall be termed "Founding Shareholder"), as well as any other entity that a Founding Shareholder will transfer Means of Control in the Licensee to after 4.7.2004, provided that the Minister gave his written consent that the transferree be considered for this matter as the Founding Shareholder's substitute from the date to be determined by the Minister, including anyone that is an Israel Entity as defined in Article 22A.2, that purchased Means of Control from the Licensee and received the Minister's approval to be considered a founding shareholder or their substitute from the date set by the Minister8  Such consent under this article does not exempt the Licensee from the obligation to receive the Minister's consent for every transfer of the Means of Control in the Licensee that requires the Minister's consent in accordance with any other article in the License.9

21.9	The provisions of clauses 21.5 through 21.8 shall not apply to the founding shareholders or their substitutes.10

4 Amendment No. 25

5 Amendment No. 9

6 Amendment No. 28

7Amendment No. 31

8 Amendment No. 31

9 Amendment No. 25

10 Amendment No. 31

22.
Placing a Charge on Means of Control

Any shareholder in the company that holds the License, or a shareholder in an Interested Party in the same company, is not allowed to encumber his/her shares, in a way that the realization of the charge would cause a change in the ownership in ten percent (10%) or more of any of the Means of Control in the Licensee, unless the charge agreement includes a constraint, according to which the charge cannot be realized without prior consent, in writing, by the Minister.

22A.	Israeli Requirement and Holdings of Founding Shareholders or their Substitutes11

22A.1.
The total cumulative holdings of the "Founding Shareholders or their Substitutes", as defined in Article 21.8, (including anyone that is an “Israeli Entity” as defined in Article 22.2A below, that purchased Means of Control from the Licensee and received the Minister’s approval to be considered a founding shareholder or their substitute from the date set by the Minister), and are bound by an agreement for the fulfillment of the provisions of Article 22A of the License (in this Article they will all be considered “Founding Shareholders or their Substitutes”) shall not be reduced to less than 26% of each of the Means of  Control in the Licensee.

22A.2
The total cumulative holdings of "Israeli Entities", one or more, that are considered as one of the Founding Shareholders or their Substitutes, from the total holdings of Founding Shareholders or their Substitutes as set forth in Article 22A.1 above, shall not be reduced at all times to less than 5% of the total issued share capital and from each of the Means of Control in the Licensee. For this matter, the issued share capital of the Licensee shall be calculated by deducting the number of “Dormant Shares” held by the  Licensee.

In this Article-

"Israeli Entity"- for an individual-an Israeli citizen or resident of Israel,  For a corporation- a corporation that was incorporated in Israel and an individual that is a citizen and a resident of Israel, controls the corporation either directly or indirectly, as long as the indirect control shall be only through a corporation that was incorporated in Israel, one or more. However, for the matter of indirect holdings, the Prime Minister and the Minister of Communications may approve holdings through a corporation that has not been incorporated in Israel, as long as the corporation does not directly hold shares in the Licensee, and only if they are convinced that this will not derogate from the provisions of this article. For this matter,  “Israeli citizen”- as defined in the Nationality Law, 5712-1952; “resident”-as defined in the Inhabitants Registry Law, 5725-1965.

11 Amendment No. 31-Amendment No. 31 will come into effect upon completion of all of the obligations set forth in article 22A and no later than 30 June 2005, in accordance with the
   Ministry of Communications document 62/05-4031 dated 13 March 2005

For this matter, "Dormant Shares"- as defined in Article 308 of the Companies Law, 5759-1999.

22A.3
At least one tenth (10%) of the members of the Board of Directors of the Licensee shall be appointed by the Israeli Entities as set forth in Article 22A.2. Notwithstanding the above-mentioned, for this matter- if the Board of Directors of the Licensee shall consist of up to 14 members – at least one director shall be appointed by the Israeli entities as set forth in Article 22.2A above, if the Board of Directors of the Licensee shall consist of between 15 and 24 members-at least 2 directors shall be appointed by the Israeli entities as set forth in Article 22.2A above and so on and so forth.

22A.4
The Licensee's Board of Directors shall appoint from among its members that have security clearance and security compatibility  to be determined by the General Security Service  (hereinafter: “ Directors with Clearance”) a committee to be designated  "the  Committee for Security Matters", or CSM.

The CSM shall consist of at least 4 Directors with Clearance including at least one External Director. Security matters shall be discussed, subject to Article 22A.5, solely by the CSM. A resolution that was adopted or an action that was taken by the CSM, shall have the same effect as a resolution that was adopted or an action that was taken by the Board of Directors and shall be discussed by the Board of Directors only if necessary in accordance with Article 22A.5 and subject to Article 22A.5.

In this article-“security matters”-as defined in the Bezeq Order (Determination of Essential Service Provided by “Bezeq”, the Israeli Telecommunications Company Ltd), 5757-1997, as of March 9, 2005.

22A.5
Security matters that the Board of Directors or the Audit Committee of the Licensee shall be required to consider in accordance with the mandatory provisions of the Companies Law, 5759-1999, or in accordance with the mandatory provisions of any other law that applies to the Licensee shall be discussed, if they need to be discussed by the Board of Directors or the Audit Committee, only in the presence of Directors with Clearance. Directors that do not have security clearance shall not be allowed to participate in this Board of Directors or Audit Committee meeting and shall not be entitled to receive information or to review documents that relate to this matter. The legal quorum for such meetings shall include only Directors with Clearance.

The Licensee may set out in its Articles of Association that an Office Holder, who in the capacity of his position or based on the provisions of the law or the Articles of Association, should have received information or participate in security matter meetings and this was denied him due to Article 22A.5, will be released  from any liability for any claim of breach of  duty of care towards the Licensee, if the breach of duty of care was  a result of his or her inability to participate in the meetings or receive  information.

22A.6	The shareholders at a general meeting shall not be entitled to assume, delegate, transfer or exercise any of the authorities granted to another organ in the company, regarding security matters

22A.7
(a) The Minister shall appoint an observer for the Board of Directors and committee meetings, who has security clearance and security compatibility that will be determined by the General Security Services.

(b) The observer shall be a government employee, qualified to serve as a director, in accordance with Chapter C of the Government Companies Law, 5735-1975.

(c) In addition, and without derogating from any duty imposed on him by any law, the observer shall be bound by confidentiality towards the Licensee, except as the matter may be required  to fulfill his  responsibilities as an observer. The observer shall not act as an observer or in any other capacity for any entity that deals with the provision of telecommunication services and directly competes  with the Licensee, and shall refrain from any conflict of interest between his position as an observer and between the Licensee, excluding conflicts of interest that result from his being a government employee that is fulfilling his responsibilities  as an observer with the Licensee. The observer shall undertake towards the Licensee not to serve as an observer or an office holder, and not to fulfill a position or be employed, directly or indirectly by any  entity that directly competes  with the Licensee or  has a conflict of interest with the Licensee, excluding a conflict of interest that results from his being a government employee that is fulfilling his responsibilities as an observer with the Licensee throughout the duration of his position as an observer with the Licensee and for eighteen months  after he completes this term.

In any case of a dispute regarding a conflict of interest of the observer, the matter shall be decided by the State Attorney General or a person on his behalf.

(d) Notices to Board of Director and committee meetings, including the CSM, shall be sent to the observer and he shall be entitled to participate as an observer in each such meeting.

(e) The observer's entitlement to receive information from the Licensee, shall be the same as a director. If the Licensee believes that certain information that is sensitive business information is not required by the observer in order to fulfill his duties, the Licensee may delay delivery of such information to the observer and shall inform him accordingly. If the observer believes that he should receive such information, the matter shall be decided by the head of the General Security Services.

(f) If the observer believes that the Licensee adopted or is about to adopt a resolution regarding security matters, contrary to the provisions of the License, contrary to Article 13 of the Law or contrary to the provisions of Article 11 of the General Security Services Law, 5762-2002, he shall immediately notify the Licensee in writing. Such a notice shall be sent to the chairman of the Board of Directors and to the chairman of the CSM and adequate time shall be given, under the circumstances of the case, to remedy the breach or to change the resolution, if possible.

22A.8 The provisions of Article 22A of the License shall be adopted in the Articles of Association of the Licensee.

Section C: Cross-Ownership and Conflict of Interests

23.	Prohibition of Cross-Ownership

23.1
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, shall not hold, either directly or indirectly, five percent (5%) or more of any Means of Control in a Competing MRT Operator, and shall not serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator; for this matter, “Holding” includes holding as an agent.

23.2
Notwithstanding the provisions of Paragraph 23.1, the Minister may, based upon written request, permit an Office Holder in the Licensee to serve as an Office Holder in an Interested Party in a Competing MRT Operator, or permit an Office Holder in an Interested Party in the Licensee to serve as an Office Holder in a Competing MRT Operator or in an Interested Party in a Competing MRT Operator, if he is satisfied, that this will not harm the competition in MRT Services;  the Minister may condition the granting of such permit on conditions that the Office Holder must fulfill for prevention of harm to the competition as aforesaid.

23.3
Notwithstanding the provisions of Paragraph 23.1, an Interested Party in the Licensee, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in a Competing MRT Operator, and an Interested Party in a Competing MRT Operator, which is a trust fund, an insurance company, an investment company or a pension fund, may hold up to ten percent (10%) of the Means of Control in the Licensee, provided it does not have a representative or an appointee on its behalf among the Office Holders of a Competing MRT Operator or of the Licensee, as the case may be, unless it is required to do so by law.

23.4
The Licensee, an Office Holder or an Interested Party in the Licensee, as well as an Office Holder in an Interested Party in the Licensee, will not control a Competing MRT Operator, and will not cause it, by any act or omission, to be controlled by a Competing MRT Operator or by an Office Holder or an Interested Party in a Competing MRT Operator, or by an Office Holder in an Interested Party in a Competing MRT Operator, or by a person or corporation that controls a Competing MRT Operator.

23.5	The rate of indirect holding in a corporation will be a product of the percentage of holdings in each stage of the chain of ownership, subject to what is set out in Paragraph 23.6; for example:

(A)	‘A’ holds 40% in Company ‘B’;

(B)	Company ‘B’ holds 40% in Company ‘C’;

(C)	Company ‘C’ holds 25% in Company ‘D’;

(D)	Therefore, Company ‘A’ holds, indirectly, 4% of Company ‘D’.

23.6
For the matter of this Paragraph and Paragraphs 14.1 (G) (6), (7), (8), (8a), (9) and 21.4, if a certain body (hereinafter: “the Controlling Body”) controls another body that has holdings, directly or indirectly, in the Licensee (hereinafter: “the Controlled Body”), the Controlling Body, and also any other body controlled by the Controlling Body, will be attributed with the rate of holdings in the Licensee that the Controlled Body has, directly or indirectly; according to the following examples:

A.	Direct holdings:

(1)	‘A’ holds 50% in Company ‘B’, and controls it;

(2)	Company ‘B’ holds 50% in Company ‘C’, and controls it;

(3)	Company ‘C’ holds 10% in the Licensee and does not control it;

(4)
Therefore, notwithstanding that ‘A’s’ holdings in the Licensee in accordance with the instructions of Paragraph 5.6 are 2.5%, ‘A’ and also any body controlled by ‘A’ will be deemed as an Interested Party holding 10% in the Licensee.

B.	Indirect holdings:

(1)	‘A’ holds 50% of Company ‘B’ and controls it;

(2)	Company ‘B’ holds 40% of Company ‘C’ and controls it;

(3)	Company ‘C’ holds 40% of Company ‘D’ and does not control it;

(4)	Company ‘D’ holds 40% of the Licensee and does not control it;

(5)
Therefore, ‘A’ and any body controlled by ‘A’ will be regarded as having a holding in the Licensee at the rate of holdings of Company ‘C’ in the Licensee, which is holdings of 16% (according to the method set out in Paragraph 23.5 for the calculation of the rate of indirect holdings in the absence of control), and in this manner, ‘A’ and any body controlled by ‘A’ is an Interested Party in the Licensee.

23.7
If a certain body has indirect holding in the Licensee, through two or more Interested Parties, then for the purpose of its definition as an Interested Party, and for the purpose of determining the rate of holding with regard to this Paragraph, the greatest indirect rate of holding will be taken into account, and also any rate of holding that derives from the chain of holdings through which the said holding body is attributed with the holdings of corporations controlled by it in accordance with the provisions of Paragraph 23.6;  the rates of holdings that derive from two or more chains that will be taken into account as stated above, will be cumulative for the purpose of calculating the rate of holdings.

23.8
The Minister may, in response to a written request, permit an Interested Party in the Licensee to hold, either directly or indirectly, five percent (5%) or more in any of the Means of Control of a Competing MRT Operator, if the Minister is satisfied that this will not harm competition in the MRT field; 12the Minister may condition the granting of the said permit on a condition that the Interested Party in the Licensee or competing MRT Operator is an Interested Party merely by virtue of the provisions of Article 23.6 .

24.
Prohibition of Conflict of Interests

The Licensee, any body in which the Licensee is an Interested Party, an Office Holder in the Licensee or an Interested Party in the company holding the License or an Office Holder in an Interested Party therein, will not be party to any agreement, arrangement or understanding with a Competing MRT Operator, or an Interested Party or an Office Holder in it, or an Office Holder in an Interested Party in a Competing MRT Operator, or any other body in which a Competing MRT Operator is an Interested Party, which are intended to or might reduce or harm competition in anything that pertains to MRT Services, MRT Terminal Equipment or any other Telecommunications Services.

12 Amendment No. 10

[THIS DEED OF VOTE IS A CONVENIENCE TRANSLATION FROM THE BINDING
 HEBREW VERSION OF DEED OF VOTE (KTAV HATZBA'A) REQUIRED BY
ISRAELI LAW]

Date: March 23, 2010

Partner Communications Company Ltd.
Deed of Vote

Part I

In accordance with the Companies Regulations (Deeds of Vote and Position Notices) of 2005

Name of the Company: Partner Communications Company Ltd. (the “Company”).

Type, date and place of meeting: Annual General Meeting (the “AGM”) will be held on April 28, 2010 at 10:00 am. (Israel time), at the Company's offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournment thereof. The telephone number for inquiries is #972-54-781-4191.

Pursuant to the Israeli Companies Law of 1999 (the “Israeli Companies Law”) and the Israeli Companies Regulations (Deeds of Vote and Position Notices) of 2005 (the “Deed of Vote Regulations”), shareholders who will not attend the meeting in person may vote with respect to items no. 4-6 on the agenda by an Hebrew form of deed of vote (ktav hatzba'a) and these items are subject to provisions set forth in the Israeli Companies Law and the Deed of Vote Regulations (the “Regulations Procedure”). For the shareholder’s convenience, items no. 1-3 on the agenda are also included in this document although said items are not subject to the Regulations Procedure.

For the Shareholders’ convenience, below are the items on the agenda, which are not subject to the Regulations Procedure:

1.
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

2.
Discussion of the auditor’s remuneration for the year ended December 31, 2009, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2009; and

3.	Discussion of the Company’s audited financial statements for the year ended December 31, 2009 and the report of the Board of Directors for such period.

The items on the agenda, which are subject to the Regulations Procedure:

4.
Approval of the re-election of the following directors to the Company's Board of Directors until the close of the next annual general meeting: Ilan Ben Dov, Yaron Bloch, Erez Gissin, Yacov Gelbard, Dr. Shlomo Nass and Yahel Shachar, approval of compensation terms of several directors and approval of insurance and indemnification of the directors up for re-election at the AGM and of Ms. Osnat Ronen.

Under the Israeli Companies Law, the directors of the Company (other than the external directors (Dahatzim) who generally serve for three year terms) shall be appointed at the annual general meeting unless otherwise provided in the Company’s Articles of Association.

In accordance with Section 22A3 of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended from time to time (the “License”), and with Article 23.2.6 of the Company’s Articles of Association, notwithstanding any other provision of the Articles of Association, a Qualified Israeli Director (as defined in the Articles of Association) shall be appointed as a member of the Board of Directors, and may be removed from such office, only upon written notice to the Company Secretary of his or her appointment or removal by Founding Israeli Shareholders holding Minimum Israeli Holding Shares (as both terms are defined in the Articles of Association) (the "Founding Israeli Shareholders"). The Founding Israeli Shareholders have appointed Ms. Osnat Ronen as a Qualified Israeli Director on or prior to December 7, 2009. Ms. Osnat Ronen serves as a General Partner of Viola Private Equity since January 2008. From 2001 until 2007, Ms. Ronen was the Deputy Chief Executive Officer of Leumi & Co. Investment House, the private equity investment arm and investment banking services arm of the Leumi Group. Between 2004 and 2007, Ms. Ronen was the Deployment Strategy & Execution Manager of the Bachar reform implementation of the Leumi Group. Prior to these positions, she was Deputy Head of the Subsidiaries Division of The Leumi Group from 1999 until 2001. Ms. Ronen was also a member of several Boards of Directors  on behalf of Leumi group including: Paz group, Direct Insurance Ltd., Leumi Card, Fox – Wizel Ltd., Arab Israeli Bank, Leumi Mortgage Bank and more. Currently, Ms. Ronen serves as a Director of D-Pharm Ltd., Amiad Filtration Systems Ltd., Aeronautics Ltd., AudioCodes Ltd. and Keshet Broadcasting Ltd.  Ms. Ronen holds an M.B.A. degree and a BSc. degree in mathematics and computer science from the Tel-Aviv University. To the best knowledge of the Company and the Company's Directors, Ms. Ronen is not a "Family Member" of another "Interested Party" (as both terms are defined in the Israeli Securities Act of 1968) in the Company. Ms. Ronen was born on 29.11.1962; I.D No. 057972077; Citizenship: Israeli; Residing at: 13 Z' Be'heshvan Street, Ramat Hasharon.

Under the Company's Articles of Association, the Board of Directors has the right to elect any person as a director and to fill an office which became vacant. Any director elected in such manner shall serve in office until the coming annual meeting and may be re-elected. Accordingly, the Board of Directors has elected on October 28, 2009, Messrs. Ilan Ben Dov, Yaron Bloch, Yacov Gelbard and Yahel Shachar as directors of the Company, and has elected on November 1, 2009, Dr. Shlomo Nass as a director of the Company.

       All the directors listed below will terminate their office as directors of the Company as of the end of the AGM. It is proposed that these directors be re-elected until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company's Articles of Association.  No change is made hereby to the service of Ms. Osnat Ronen as a Qualified Israeli Director and to the service of Dr. Michael Anghel and Mr. Barry Ben-Zeev (Woolfson) as external directors (Dahatzim) of the Company. No change is made hereby to the respective existing terms of the indemnification and of the insurance policies of Dr. Anghel and Mr. Ben-Zeev (Woolfson), which terms will continue in full force and effect, as previously approved.

Dr. Michael Anghel, Mr. Barry Ben-Zeev (Woolfson), Mr. Erez Gissin, Dr. Shlomo Nass, Mr. Ilan Ben Dov, Mr. Yahel Shachar, Mr. Yacov Gelbard, Mr. Yaron Bloch and Ms. Osnat Ronen were determined by the Board of Directors to be “accounting and financial experts” under the Israeli Companies Law and regulations promulgated thereunder. Mr. Ben-Zeev (Woolfson), Dr. Nass, Mr. Gissin, Ms. Ronen, and Dr. Anghel also qualify as independent directors according to U.S. law.

The Audit Committee and Board of Directors have noted the respective personal interests of the directors to be re-elected and of Ms. Ronen.  The Audit Committee and Board of Directors have further resolved and recommended to the shareholders at the AGM, (x) to approve and ratify a compensation for Mr. Gelbard, Dr. Nass and Ms. Ronen commencing retroactively from their initial respective dates of appointment as directors of the Company, (y) to approve a compensation for Mr. Gissin commencing from the close of the AGM, for their respective services to the Company as directors, equal to: (i) an annual fee of NIS 180,000 (one hundred and eighty thousand NIS); and (ii) an attendance fee of NIS 4,000 (four thousand NIS) per meeting, applicable from the fifth meeting per year (whether participating in person, by means of communication, or in writing), in each such case, linked to the Israeli Consumer Price Index published for December 2007, but in any event no less than an aggregate amount per annum equal to U.S. $50,000 (U.S. Dollars fifty thousand) previously approved by the shareholders, (the “Compensation”), and (z) to approve and ratify the reimbursement of reasonable expenses incurred or to be incurred in connection with the performance of position of each of the directors up for re-election and Ms. Ronen.

The Audit Committee and Board of Directors have approved, and recommended to the shareholders at the AGM, to approve that (i) all directors up for re-election and Ms. Ronen will continue to benefit from the Company's D&O insurance policy (which terms continue in full force and effect); and (ii) in the event that resolution 5 is approved, said resolution will apply to all the directors up for re-election (other than Mr. Gissin, the existing indemnification thereof continues in full force and effect) and to Ms. Ronen.

Ilan Ben Dov serves as Chairman of the Board of Directors of Partner. Mr. Ben Dov has been a director of Partner since October 28, 2009, and is currently a member of the Executive Committee and the Compensation Committee. Mr. Ben Dov serves as Chairman of the Board of Directors of Suny Electronics Ltd. and previously had served as Joint Chief Executive Officer for approximately fifteen years (until May 2009).      Mr. Ben Dov serves as Chairman of the Board of Directors of Scailex Corporation Ltd. ("Scailex"). Mr. Ben Dov also serves as Chairman of the Board of Directors of Tau Tsuot Ltd. He also currently serves as a director of Tapuz Anashim Ltd., Derech HaLotus Ltd., Refuat Halotus Ltd., Tao Tsuot Real Estate Ltd., Ben Dov Investments Ltd., I. Ben Dov Investments Ltd. and Harmony (Ben Dov) Ltd., as well as subsidiaries of Suny Electronics Ltd. To the best knowledge of the Company and the Company's Directors, Mr. Ben Dov is not a "Family Member" of another "Interested Party" (as both terms are defined in the Israeli Securities Act of 1968) in the Company. Mr. Ben Dov was born on 16.1.1957; I.D No. 054676168; Citizenship: Israeli; Residing at: 14 Mishmar ha-Gvul Street, Tel Aviv.

             Yaron Bloch has been a director of Partner since October 28, 2009, and is currently a member of the Executive Committee. Mr. Bloch serves as the Deputy Chief Executive Officer and Chief Investment Officer of Leumi Partners Ltd., a fully owned subsidiary of Bank Leumi. Prior to joining Leumi Partners, Mr. Bloch filled various positions at UBS Securities Israel between 2000 and 2008, including Chief Executive Officer between 2006 and 2008. Prior to joining UBS, Mr. Bloch held several positions in the Israeli capital market, including head of brokerage and Trading at Clal Finance and senior portfolio manager at the First International Bank of Israel. Mr. Bloch holds a bachelor degree in Economics and an M.B.A in finance from the Tel-Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Bloch is not a "Family Member" of another "Interested Party" (as both terms are defined in the Israeli Securities Act of 1968) in the Company. Yaron Bloch was born on 30.7.1964; I.D No. 058812272; Citizenship: Israeli; Residing at: 38c Zalman Shne'or Street, Herzliya.

             Erez Gissin has been a director of Partner since August 1998, and is currently a member of the Audit Committee. Since April 2005, Mr. Gissin has been a private investor through his management and investment company. For the prior five years, Mr. Gissin has been the CEO of IP Planet Network Ltd., an Israeli telecommunication company providing satellite broadband services. Previously, he was the Vice President of Business Development of the Eurocom Group, an Israeli leader in telecom and internet products and services. Mr. Gissin holds a Bachelor of Science in Industrial Engineering from Tel-Aviv University and an MBA degree from Stanford University, California. To the best knowledge of the Company and the Company's Directors, Mr. Gissin is not a "Family Member" of another "Interested Party" (as both terms are defined in the Israeli Securities Act of 1968) in the Company. Erez Gissin was born on 28.9.1956; I.D No. 055485122; Citizenship: Israeli; Residing at: 34 Neve Re'im Street, Ramat Hasharon.

             Yacov Gelbard has been a director of Partner since October 28, 2009, and is currently a member of the Executive Committee. Mr. Gelbard serves as Active Chairman of the Board of Directors of Tefron Ltd. Mr. Gelbard had served as Chief Executive Officer of Bezeq The Israel Telecommunication Corp. Ltd. for approximately two years and as Chief Executive Officer of Pelephone Communications Ltd. for approximately five years. Previously, he had served as Chief Executive Officer of Haribua Hachachol for seven years. Mr. Gelbard holds a bachelor's degree in accounting and economics from the Tel-Aviv University. To the best knowledge of the Company and the Company's Directors, Mr. Gelbard is not a "Family Member" of another "Interested Party" (as both terms are defined in the Israeli Securities Act of 1968) in the Company. Yacov Gelbard was born on 2.5.1947; I.D No. 030256622; Citizenship: Israeli; Residing at: 110 Shalva Street, Herzliya.

     Dr. Shlomo Nass has been a director of Partner since November 1, 2009, and is currently a member of the Audit Committee and the Executive Committee. Dr. Nass is a senior partner at Dr. Shlomo Nass and Co. Ltd., and a court appointed Trustee and special manager of many companies. Dr. Nass also serves as a director on the Board of Directors of the following companies:  Tao T'suot, Formula Systems (1985), NMC United Entertainment, Aviv Arlon Ltd, Click Software Technologies and others. Dr. Nass is also Vice Chairman of The Public Advisory Committee on Trade Levies, and served in the past as Chairman of the Board of Directors of The Israel Electric Corp. and Chairman of the Board of Directors of Ayalon Insurance Co. and a director in IBC-Industrial Buildings Corporation Ltd. (Mivnei Ta'asiya).  Dr. Nass holds a B.Sc. degree in economics and accounting, an LL.B. degree and a Ph.D degree in law, all from Bar- Ilan University. Dr. Nass is also a Certified Public Accountant in Israel, a Member of the Israel Bar and a Certified Information System Auditor by C.I.S.A. (USA). Dr. Nass is a lecturer of Companies Law at Bar- Ilan University, IDC-Interdisciplinary Center Herziliya and at Sha'arei Mishpat college. To the best knowledge of the Company and the Company's Directors, Dr. Nass is not a "Family Member" of another "Interested Party" (as both terms are defined in the Israeli Securities Act of 1968) in the Company. Dr. Shlomo Nass was born on 8.6.1960; I.D No. 011710738; Citizenship: Israeli; Residing at: 8 Hankin Street, Tel Aviv.

             Yahel Shachar has been a director of Partner since October 28, 2009, and is currently a member of the Executive Committee and the Compensation Committee.  Mr. Shachar serves as Chief Executive Officer of Scailex for the last four years. Mr. Shachar joined Scailex in December 2001 as Chief Financial Officer. Previously, Mr. Shachar served as Chief Operating Officer at BVR Technologies Ltd. for three years. Mr. Shachar holds an LL.M. degree from Georgetown University in Washington, D.C., and an LL.B. degree from the Tel-Aviv University and he is a member of the Israeli and New York bar associations. To the best knowledge of the Company and the Company's Directors, Mr. Shachar is not a "Family Member" of another "Interested Party" (as both terms are defined in the Israeli Securities Act of 1968) in the Company. Yahel Shachar was born on 15.3.1962; I.D No. 057484826; Citizenship: Israeli; Residing at: 3 Derech ha-Ganim Street, Kiryat-Ono.

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED, that Messrs. Ilan Ben Dov, Yaron Bloch, Erez Gissin, Yacov Gelbard, Dr. Shlomo Nass and Yahel Shachar are re-elected to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Israeli Companies Law and the Company’s Articles of Association;

(ii)
RESOLVED, that (A) the Compensation of Mr. Gelbard, Dr. Nass and Ms. Ronen commencing retroactively from their respective initial dates of appointment as directors of the Company is approved and ratified, (B) the Compensation of Mr. Gissin commencing from the close of the AGM is approved; and (C) the reimbursement of expenses of each of the directors up for re-election and Ms. Ronen is approved and ratify;

(iii)
RESOLVED, that (A) all directors up for re-election and Ms. Ronen will continue to benefit from the Company's D&O insurance policy (which terms continue in full force and effect); and (B) in the event that resolution 5 is approved, said resolution will apply to all the directors up for re-election (other than Mr. Gissin, the existing indemnification thereof continues in full force and effect) and to Ms. Ronen; and

(iv)	RESOLVED, that these resolutions are in the best interest of the Company.”

5.
Approval and ratification of the grant of Indemnification Letters to the Directors up for re-election (other than Mr. Gissin, the existing indemnification thereof continues in full force and effect) and to Ms. Ronen.

The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the required approvals, to indemnify in advance directors and other "Office Holders" (as such term is defined in the Israeli Companies Law) of the Company for liabilities or expenses he or she incurs, or that is imposed on him or her, as a result of action or inaction by such person (or together with other directors or officers of the Company) in his or her capacity as a director or officer of the Company for certain liabilities, as described in the Proxy Statement distributed with this Deed of Vote.

On October 22, 2009 the shareholders of the Company approved the grant of an indemnification letter, substantially in the form attached as Annex “C” to the Proxy Statement distributed with this Deed of Vote (the “Indemnification Letter”) to each of the Company's then current and future directors of the Company. For the sake of good order, the Company wishes to issue to all the directors up for re-election (other than Mr. Gissin) and to Ms. Ronen, serving the Company, or serving as directors or officers on behalf of the Company in other companies (each an “Indemnified Person”), an Indemnification Letter substantially in the form attached as Annex “C” to the Proxy Statement distributed with this Deed of Vote.  No change is made to the provisions of the existing respective Indemnification Letters of Dr. Anghel, Mr. Ben-Zeev (Woolfson) and Mr. Gissin, which continue in full force and effect. The aggregate indemnification amount payable by the Company to all the directors, officers and other indemnified persons pursuant to all letters of indemnification issued or that may be issued to them by the Company in the future will not exceed the higher of (i) 25% of shareholders equity and (ii) 25% of market capitalization, each as measured at the time of indemnification.

The Audit Committee and the Board of Directors of the Company have approved the grant of the Indemnification Letters to the Indemnified Persons and resolved that such resolution is in the best interest of the Company.

The Directors have noted that all the directors up for re-election (other than Mr. Gissin) and Ms. Ronen have a "Personal Interest" (as such term is defined in the Israeli Companies Law) in this matter.

It is proposed, in accordance with the Israeli Companies Law and the Company’s Articles of Association, that at the AGM the following resolutions be adopted:

(i)
“RESOLVED, to approve and ratify the Company’s undertaking to indemnify each Indemnified Person, and to provide each such Indemnified Person with an Indemnification Letter substantially in the form attached to the Proxy Statement distributed with this Deed of Vote as Annex “C”; and

(ii)	RESOLVED, that the resolution is in the best interest of the Company.”

6.	Approval and ratification of a perennial agreement for the purchase of handsets, accessories, spare parts and repair services from Scailex Corporation Ltd., the controlling party of the Company.

The Audit Committee and the Board of Directors have approved and ratified on December 27, 2009, the existing perennial agreement with Scailex , the "Controlling Party" (as such term is stated in the Israelis Companies Law) of the Company, to purchase, from time to time, cellular handsets, accessories and spare parts manufactured by Samsung (the “Products”) that are imported to and marketed in Israel by Scailex and for repair services of such Products (the “Existing Agreement”) and approved additional commercial arrangements between Scailex and the Company regarding  annual purchase volumes of the Products and annual gross profit-margin of Scailex from transactions with the Company (the Existing Agreement and such additional commercial arrangements, collectively, the “Samsung Products Agreement”). The main terms of the Samsung Products Agreement are detailed in the Proxy Statement distributed with this Deed of Vote.

For the sake of caution and due to the anticipated scope of the Samsung Products Agreement, the Company regards the transaction as an "Extraordinary Transaction" in which a "Controlling Party" has a "Personal Interest" (both terms, as stated in the Israeli Companies Law).

The Audit Committee and the Board of Directors of the Company have noted the personal interest in the Samsung Products Agreement of Mr. Ben Dov and, for the sake of caution, Mr. Shachar and Mr. Gelbard.

The Audit Committee and the Board of Directors approved the entry by the Company into the Samsung Products Agreement in accordance with certain conditions as detailed in the Proxy Statement distributed with this Deed of Vote.

The Audit Committee and the Board of Directors have resolved that under the circumstances and upon the specified conditions, the transaction with Scailex is a transaction between a public company and its controlling party which is on market terms and in the ordinary course of business of the Company and that the transaction is in the best interest of the Company.

It is proposed that at the AGM the following resolutions be adopted:

(i)
“RESOLVED, that the Samsung Products Agreement dated January 13, 2010, with Scailex, is hereby approved and ratified. Accordingly, the Company may, from time to time, with effect from October 28, 2009 and for a period of three years, purchase Products and/or repair services from Scailex, on the terms and conditions set out in the Samsung Products Agreement and up to an aggregate annual amount equal to NIS 250 million. However, Scailex and the Company may increase the scope of annual purchases by an additional amount of up to NIS 50 million, subject to the approval of the Audit Committee and Board of Directors of each of the companies. The persons in charge of handsets procurement in the Company shall examine the prices of the Products offered to the Company by Scailex (including, without limitation, in Internet sales, by comparison to other suppliers of the Products and the prices in other markets in the world) and then evaluate their market prices, which will constitute the basis of negotiating the prices with Scailex. The Company shall report in each calendar quarter to the Audit Committee and to the Board of Directors, the volume of purchases made from Scailex in the previous quarter and the terms of such transactions; including information collected and examined to evaluate the market prices of Products purchased from Scailex; and

(ii)	RESOLVED, that the transaction is on market terms and in the ordinary course of business of the Company and that the transaction is in the best interest of the Company. ”

For further details in respect of the items above and the complete wording of the proposed resolutions, kindly see the Proxy Statement distributed with this Deed of Vote by the Company on March 23, 2010.

Place and time for review of the full wording of the proposed resolutions:

The Proxy Statement, distributed with this Deed of Vote, contains the full text of the proposed resolutions and will be available for review at the Company offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, Sunday-Thursday, from 9a.m. to 5p.m. (Israel time) following advanced coordination at telephone number +972-54-7814191, until the time of the AGM, convened to approve the items on the agenda. In addition, the Proxy Statement is available on the websites: www.magna.isa.gov.il and www.maya.tase.co.il; and on the U.S. Securities and Exchange Commission’s EDGAR System http://www.sec.gov/edgar.shtml. The Proxy Statement includes additional information on the content of this Deed of Vote and it is important that the shareholders will also review it.

The required majority for each of the items on the agenda:

The affirmative vote of the holders of a majority of the Ordinary Shares, NIS 0.01 par value each, of the Company present, in person or by proxy, and voting on the matter is required for the approval of items no. 1-3, to which the Regulations Procedure does not apply and of item no. 4, to which the Regulations Procedure does apply.

The vote of the holders of a majority of the Ordinary Shares, NIS 0.01 par value each, of the Company participating at the AGM and voting on the matter is required for the approval of items no. 5-6, to which the Regulations Procedure apply; provided, that one of the following conditions is fulfilled: (i) the majority of votes in favor of the matter shall include at least one-third of the votes of shareholders not having a "Personal Interest" (as defined in the Israeli Companies Law) in that matter, which votes shall not include abstaining votes; or (ii) the total number of objecting votes of the shareholders mentioned in clause (i) does not exceed 1% of the total voting rights in the Company.

Notice of disclosure in respect of Personal Interest and Restrictions under the License:

In the second part of this Deed of Vote there is a designated space for marking and detailing whether a personal interest exists in the resolution as set in Section 275 of the Israeli Companies Law. If a shareholder does not so mark or detail, the shareholder’s vote shall not be counted in respect of items no. 5-6 on the agenda.

Each shareholder is also required to indicate if any of the shareholder’s holdings in Partner or vote requires the consent of the Minister of Communications pursuant to Partner’s License. If a shareholder does not so mark, the shareholder’s vote shall not be counted.

Validity of the Deed of Vote:

Deed of Vote submitted by shareholders who hold their shares through a member in the Tel- Aviv Stock Exchange (the “Exchange”) will be valid only if accompanied by an ownership certificate. Deed of Vote submitted by registered shareholders shall be valid only if accompanied by a copy of I.D., passport or incorporation certificate.

A Deed of Vote shall be submitted to the Company or mailed by registered mail, so it arrives to the Company’s office no later than seventy two hours prior to the time of the meeting.

The Company’s address for submission of Deeds of Vote and Position Notices is:

Roly Klinger, Adv., Vice President, Chief Legal Counsel and Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 48103 Israel (kindly mark clearly "deed of vote" or “position paper” on the envelope).

The deadline for submission of Position Notices and the Board’s response to such Notices are:

The deadline for submission of Position Notices (if any) by the shareholders in respect of items no. 4-6 on the agenda is: April 8, 2010.

The deadline for submission of the Board of Directors’ response to Position Notices is: April 16, 2010.

The Deed of Vote and Position Notices (if any) are available at the following websites:

Israel Securities Authority website: www.magna.isa.gov.il

Tel Aviv Stock Exchange website: www.maya.tase.co.il

U.S. Securities and Exchange Commission’s EDGAR System (only a convenience translation into English): http://www.sec.gov/edgar.shtml

Receipt of ownership certificates, Deeds of Vote and Position Notices:

A shareholder, whose shares are being held through a stock exchange member, is entitled to receive the ownership certificate in the branch of that stock exchange member or by the mail, if the shareholder requested. Such request shall be made in advance for a particular securities account.

A shareholder, whose shares are being held through an Exchange member, is entitled to receive from the stock exchange member who holds the share in the shareholder’s behalf, by e-mail, with no charge, a link to the text of Deed of Vote and to the Position Notices posted on the Israel Securities Authority website, unless the shareholder notified the Exchange member that the shareholder is not interested in receipt of such link or is interested in receipt of Deeds of Vote by mail (for consideration). Shareholder’s notice in respect of Deeds of Vote shall apply to Position Notices as well.

One or more shareholders holding shares conferring in the aggregate at least five percent of the Company’s voting rights and shareholders holding the same rate of the Company’s voting rights not held by the Company’s "Controlling Party" (as stated in Section 268 of the Israeli Companies Law), are entitled to review the Deeds of Votes as detailed in Regulation 10 of the Deeds of Vote Regulations.

As of March 17, 2010 the amount of shares equivalent to five percent of the Company’s voting rights is: 7,742,966 Ordinary Shares, NIS 0.01 par value each, of the Company.

As of March 17, 2010, the amount of shares equivalent to five percent of the Company’s voting rights not held by the Company’s Controlling Party (as stated in Section 268 of the Israeli Companies Law) is: 4,168,031 Ordinary Shares, NIS 0.01 par value each, of the Company.

Marking of Vote in the Deed of Vote:

Shareholder shall mark the shareholder's vote regarding each item on the agenda, to which the Regulations Procedure applies (items no. 4-6), in the second part of this Deed of Vote. For the shareholder’s convenience, the shareholder’s vote regarding items no. 1-3 on the agenda, which are not subject to the Regulations Procedure, may be marked in the second part of this document.

Partner Communications Company Ltd.

Date: _______, 2010

Deed of Vote
Part II

In accordance with Regulation 5(a) of the Companies Regulations
(Deeds of Vote and Position Notices) of 2005

Name of the Company: Partner Communications Company Ltd. (the “Company”)

The Company’s address (for submitting and sending Deeds of Vote and Position Papers): Roly Klinger, Adv., Vice President, Chief Legal Counsel and Company Secretary, Partner Communications Company Ltd., 8 Ha’amal Street, Rosh Ha’ayin, 48103 Israel (kindly mark clearly "deed of vote" or "position paper" on the envelope)

Company’s registration number: 52-004431-4

Time of the meeting: Wednesday, April 28, 2010 at 10:00 Israel time.

Type of meeting: Annual general meeting

The Record Date: March 29, 2010

Note:

In parallel to distribution of this Deed of Vote, a Hebrew version of a Deed of Vote (ktav hatzba'a) per Israeli requirements will be distributed among the shareholders. The shareholders are requested to send only one version of a Deed of Vote (an English version or a Hebrew version, but not both). If both versions will be sent by shareholders, in case of contradiction between the two versions (as determined by the Company’s secretary), the vote shall be disqualified.

Shareholder’s Details:
Name of shareholder: _______________________________________
I.D. number: ______________________________________________
In case the shareholder does not hold an Israeli I.D.:
Passport number: __________________________________________
The country issuing the passport: _________________
In effect until: ____________________________________________
In case the shareholder is an entity:
Entity registration number: _______________________________
Country of organization: ___________________________________

Item No.	Subject of the Resolution	Votea			In respect of transaction’s approval pursuant sections 255 and 275 - do you have a “personal interest” in the resolutionb?
		For	Against	Abstain	Yesc	No
1)
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting.

This item is not subject to the Regulations Procedure.
Irrelevant
2)
Discussion of the auditor’s remuneration for the year ended December 31, 2009, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2009.

This item is not subject to the Regulations Procedure.
Irrelevant
3)
Discussion of the Company’s audited financial statements for the year ended December 31, 2009 and the report of the Board of Directors for such period.

This item is not subject to the Regulations Procedure.
Irrelevant
4)
Approval of the re-election of the following directors to the Company's Board of Directors until the close of the next annual general meeting: Ilan Ben Dov, Yaron Bloch, Erez Gissin, Yacov Gelbard, Dr. Shlomo Nass and Yahel Shachar and the approval of the compensation terms of several directors and the approval of the insurance and indemnification of the directors up for re-election at the AGM and of Ms. Osnat Ronen.

This item is subject to the Regulations Procedure.
Irrelevant
5)	Approval and ratification of a grant of Indemnification Letters to the directors up for re-election (other than Mr. Gissin) and to Ms. Ronen. This item is subject to the Regulations Procedure.
6)
Approval and ratification of the perennial agreement for the purchase of handsets, accessories, spare parts and repair services from Scailex Corporation Ltd., the controlling party of the Company.

This item is subject to the Regulations Procedure.

Regarding the resolutions on items no. 5-6, why do I have a “Personal Interest” in the resolutions?
__________________________________________________________________________________________________________________________________________________________________________

*           *           *

Deeds of Vote submitted by shareholders who holds their shares through an Exchange member (under section 177(1) of the Israeli Companies Law) will be valid only if accompanied by an ownership certificate.

Deeds of Vote submitted by shareholders registered in the Company’s Shareholders Register will be valid only if accompanied by a copy of I.D., passport or organization certificate.

You must mark one of the following two boxes (if an X is not marked in either column, or if an X is marked in both columns, the vote shall be disqualified)d:

•
I, the undersigned, hereby declare that either my holdings or my vote requires the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”).

•
I, the undersigned, hereby declare that neither my holdings nor my vote, require the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the License.

For your convenience, a translation of sections 21-24 to the License is attached as Annex “D” to the Proxy Statement distributed with this Deed of Vote.

Signature Name (Print): ______________ Title: ___________________ Date: ___________________

a If an X is not marked in either column, or if an X is marked in more than one column, the vote shall be considered as an abstention on the relevant item.

b Kindly provide details regarding the nature of the personal interest in the resolution at the designated space below. “Personal Interest” is defined in Section 1 of the Israeli Companies Law as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of said person's relative and of another entity in which said person or said person's relative is an interested party, excluding a personal interest that stems from the fact of holding shares in the company

c If an X is not marked in either column, or if an X is marked in the “Yes” column and the shareholder does not provide detail regarding the nature of the personal interest, the vote shall be disqualified.

d In the event that the shareholder is an “Interested Party”, as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Vote should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

DEED OF AUTHORIZATION

To:           Partner Communications Company Ltd. (the “Company”)

Attn:        Roly Klinger, Adv., Vice President, Chief Legal Counsel and Company Secretary

Re:    Annual General Meeting of Shareholders to be held on
Wednesday, April 28, 2010 (the "Meeting")

I, the undersigned1 _________________________, (Identification No./Registration No. ________________), of ____________________________________________, being a registered holder of ______________________2 Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares") of the Company, hereby authorize _________________, Identification No. _______________3, to participate and vote in my stead and on my behalf at the Meeting and in any adjournment of the Meeting of the Company, until I shall otherwise notify you.

I declare and detail in the designated space below whether I have a Personal Interest4 in the resolutions on items no. 5-6 on the agenda: 5

Item No.	Subject of the Resolution	Yes6	No
(1)
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting.

This item is not subject to the Regulations Procedure.

Irrelevant
(2)
Discussion of the auditor’s remuneration for the year ended December 31, 2009, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2009.

This item is not subject to the Regulations Procedure.

Irrelevant
(3)
Discussion of the Company’s audited financial statements for the year ended December 31, 2009 and the report of the Board of Directors for such period.

This item is not subject to the Regulations Procedure.
Irrelevant
(4)
Approval of the re-election of the following directors to the Company's Board of Directors until the close of the next annual general meeting: Ilan Ben Dov, Yaron Bloch, Erez Gissin, Yacov Gelbard, Dr. Shlomo Nass and Yahel Shachar and the approval of the compensation terms of several directors and the approval of the insurance and indemnification of the directors up for re-election at the AGM and of Ms. Osnat Ronen.

This item is subject to the Regulations Procedure.
Irrelevant
(5)	Approval and ratification of a grant of Indemnification Letters to the directors up for re-election (other than Mr. Gissin) and to Ms. Ronen. This item is subject to the Regulations Procedure.
(6)
Approval and ratification of the perennial agreement for the purchase of handsets, accessories, spare parts and repair services from Scailex Corporation Ltd., the controlling party of the Company.

This item is subject to the Regulations Procedure.

Regarding the resolutions on items no. 5-6, why do I have a “Personal Interest” in the resolutions?
______________________________________________________________________________________________________________________________________________________

1 Name of shareholder.

2 A shareholder is entitled to give several Deeds of Authorization, each of which refers to a different quantity of Ordinary Shares of the Company held by the shareholder, so long as the shareholder shall not give Deeds of Authorization with respect to an aggregate number of Ordinary Shares exceeding the total number the shareholder holds.

3 In the event that the proxy does not hold an Israeli Identification number, indicate a passport number, if any, and the name of the country  which issued the passport.

4 Kindly provide details regarding the nature of the personal interest in the resolution, at the designated space after the table (on page 2). “Personal Interest” is defined in Section 1 of the Israeli Companies Law as a person’s personal interest in an act or a transaction of a company, including, without limitation, the personal interest of said person's relative and of another entity in which said person or said person's relative is an interested party, excluding a personal interest that stems from the fact of holding shares in the company

5 If an X is not marked in either column, or if an X is marked in the "Yes" column and the shareholder does not provide details, the authorization (and the vote thereunder) in respect of this item shall be disqualified.

6 Kindly provide details at the designated space below regarding  your "Personal Interest" (with respect to items no. 5-6).

I declare the following7:

•
I, the undersigned, hereby declare that either my holdings or my vote requires the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the Company’s General License for the Provision of Mobile Radio Telephone Services using the Cellular Method in Israel dated April 7, 1998, as amended (the “License”)8.

•
I, the undersigned, hereby declare that neither my holdings nor my vote, require the consent of the Minister of Communications pursuant to Sections 21 (Transfer of Means of Control) or 23 (Prohibition of Cross-Ownership) of the License.

Date: _____________	Signature Name (print):______________ Title: _____________________

7 If an X is not marked in either box, or if an X is marked in both boxes, this Deed of Authorization  shall be disqualified. In the event that the shareholder is an “Interested Party,” as defined in the License, voting in a different manner with respect to each part of the shareholder's Ordinary Shares, a separate Deed of Authorization should be filed for each quantity of Ordinary Shares in respect of which the shareholder intends to vote differently.

8 A translation of sections 21-24 of the License is attached as Annex “D” to the Proxy Statement distributed with this Deed of Authorization.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name:	Emanuel Avner
Title :	Chief Financial Officer

Dated: March 23, 2010